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As filed with the Securities and Exchange Commission on June 16, 2008

Registration No. 333-150573

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1
To
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Safety-Kleen HoldCo., Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4955 (Primary Standard Industrial Classification Code Number)	90-0127028 (I.R.S. Employer Identification Number)

5360 Legacy Drive Plano, Texas 75024 (972) 265-2000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

T.R. Tunnell
Executive Vice President, Corporate Secretary and General Counsel
Safety-Kleen HoldCo., Inc.
5360 Legacy Drive
Plano, Texas 75024
(972) 265-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William R. Kunkel Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Rohan S. Weerasinghe John P. Berkery Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

                Approximate date of commencement of proposed sale to the public:      As soon as practicable after this Registration Statement becomes effective.

                If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $0.01 per share	$300,000,000	$11,790.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)
Includes shares that may be sold, if any, pursuant to the underwriters' over-allotment option.

(3)
Previously paid.

                The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 16, 2008

PROSPECTUS

                  Shares

Safety-Kleen HoldCo., Inc.

Common Stock

              This is Safety-Kleen HoldCo., Inc.'s initial public offering. We are offering                    shares of our common stock and the selling stockholders are offering                    shares of our common stock. One of the selling stockholders is an affiliate of J.P. Morgan Securities Inc., an underwriter participating in this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

              We expect the public offering price to be between $            and $            per share. Currently, no public market exists for our shares of common stock. We intend to apply to have our shares of common stock listed on the New York Stock Exchange under the symbol "SK."

              Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Safety-Kleen HoldCo., Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

              The underwriters may also purchase up to an additional                         shares of common stock from us at the public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus to cover over-allotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2008.

Merrill Lynch & Co.	JPMorgan

The date of this prospectus is                        , 2008

i

              You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

              Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third party or general industry publications, including:

  •
  the Farkas Berkowitz & Company, 2004-2005 Hazardous Waste Report, or the Farkas Report;

  •
  the 2005 Kline Research Study, or the Kline Study;

  •
  the July 2006 U.S. Department of Energy Used Oil Re-refinery Study to Address Energy Policy Act of 2005 Section 1838, or the DOE Study;

  •
  the 2008 ENSR Corporation Greenhouse Gas Emissions Estimation and Benchmarking Analysis Study, or the ENSR Study;

  •
  the February 2005 study by the Institut Für Energie und Umweltforschung GmbH, or the IFEU Study, titled Ecological and Energetic Assessment of Re-refining Used Oils to Base Oils: Substitution of Primarily Produced Base Oils Including Semi-Synthetic and Synthetic Compounds; and

  •
  the National Petrochemical and Refiners Association 2008 study titled Lubricating Oil and Wax Capacities of Refiners and Re-refiners in the Western Hemisphere, or the NPRA Study;

as well as other publicly available information. Except for the ENSR Study and the Kline Study, each of the foregoing studies and reports is publicly available and was not prepared solely for the Company's benefit. Industry publications generally state that the information that they provide has been obtained from other sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources nor have we ascertained any underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve risks and uncertainties, are subject to change and actual results could be different from such predictions, perhaps significantly.

              In this prospectus, unless indicated otherwise, references to:

  •
  the terms "the Company," "Safety-Kleen," "we," "us" and "our" refer to Safety-Kleen HoldCo., Inc. and its direct and indirect subsidiaries, collectively; and

  •
  the term "fiscal" year refers to:

  (a)
  for fiscal years 2005, 2006 and 2007, the thirteen 4-week periods ending on the last Saturday of December of such year;

  (b)
  for fiscal year 2004, the twelve-month period ended December 31, 2004; and

  (c)
  for fiscal year 2003, the twelve-month period ended August 31, 2003.

              For the definition of "Adjusted EBITDA," a reconciliation of Adjusted EBITDA to net income, and information about the limitations on the use of this financial measure, see Footnote 2 to "Summary—Summary Historical Financial Data."

ii

SUMMARY

              The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section and our consolidated financial statements and notes to those statements, before making an investment decision.

Our Company

              Safety-Kleen is the largest provider of used oil re-refining and recycling and parts cleaning services in North America, and is also a market leader in providing a comprehensive set of other environmental solutions, such as used oil collection, containerized waste services, vacuum services and total project management services. Our broad set of environmentally-responsible products and services ensures the responsible collection, processing, re-refining, recycling and third-party disposal of hazardous and non-hazardous materials. Our North American network (including branches, recycling centers, distribution centers, oil terminals, accumulation centers and re-refineries) is the largest in the industry, consisting of over 200 facilities in the United States, Canada and Mexico and logistics capabilities supported by a fleet of trucks, rail cars and barges.

              Safety-Kleen has provided cleaning and environmental solutions to a wide array of customers in the commercial, industrial and automotive end markets for more than 40 years. We are recognized as a trusted provider of environmental solutions delivering responsible closed-loop systems for managing many of our customers' waste streams. These systems recycle, reclaim and reuse both used oil and spent cleaning solvent, which conserves natural resources while reducing our customers' environmental liability, and provides us with economic advantages through the reduction of costs and the sale of recovered products. Our services and products fall into three principal categories:

              Oil Services and Products.    We are North America's largest collector, recycler and re-refiner of used oil. We own and operate the two largest oil re-refineries in North America, representing, according to the NPRA Study, over 75% of the used oil re-refining capacity in North America. In fiscal year 2007, we collected over 200 million gallons of used oil from automobile and truck dealers, automotive garages, oil change outlets, fleet service locations and industrial plants. We re-refined and recycled approximately 140 million gallons of the used oil we collected in fiscal year 2007 to produce high quality base and blended lubricating oils, which we then sold to third party distributors, retailers, governmental agencies, railroads and industrial customers. During fiscal year 2007, we produced and sold approximately 98 million gallons of high quality base and blended lubricating oils. These lubricating oils are the same quality as products refined from crude oil and meet the performance standards set by the American Petroleum Institute. Our collection network has the ability to supply all of our re-refining requirements, providing us with a reliable source of used oil to allow us to optimize the efficiency of our re-refining operations. In addition, in fiscal year 2007, we reprocessed over 42 million gallons of our collected volume of used oil into reprocessed fuel oil, or RFO, which we sold to industrial plants, asphalt plants, cement kilns and pulp and paper companies, making us one of the largest suppliers of RFO in North America. Based upon various studies including the IFEU Study and the ENSR Study, we believe re-refining used oil results in significant reductions in greenhouse gas emissions compared to the generation of virgin base oil.

              Industrial Cleaning.    We are North America's largest provider of parts cleaning services measured by revenues. Parts cleaning services consist of the placement, maintenance and servicing of parts washers and the associated cleaning fluids at a wide range of automotive, industrial and commercial customer locations. In fiscal year 2007, we performed over one million parts cleaning services to an installed base of approximately 251,000 parts washers, including approximately 164,000 that we owned and placed at customer locations and approximately 87,000 that were owned by our customers. According to the Farkas Report, we are North America's largest collector by volume of spent cleaning solvent, which is collected from servicing parts washers and then recycled at our network of recycling centers. We recycled approximately 14 million gallons of used solvent during fiscal year 2007. Based upon the ENSR Study, we believe recycling used solvent results in significant reductions in greenhouse gas emissions compared to the generation of virgin solvents. We leverage our brand and leading market position in parts cleaning services to offer a complementary line of Safety-Kleen® branded products, including degreasers, glass cleaners, thinners, hand cleansers, floor cleaners, absorbents, antifreeze, windshield washer fluid, mats and spill kits.

              Environmental Services.    We are also a leading provider of containerized waste services, vacuum services, total project management and other environmental services to a wide array of customers in the automotive, metalworking, manufacturing and other end markets. We utilize our collection network to provide containerized waste services, which include the characterization, collection, transportation and recycling or third-party disposal of a wide variety of hazardous and non-hazardous wastes. We believe that we manage the largest volume of waste manifests in the United States. Our vacuum services offering is supported by a fleet of approximately 240 vacuum trucks, which are specially designed to remove solids, residual oily water and sludge and other fluids from our customers' oil/water separators, sumps and collection tanks. We also leverage our existing customer relationships to provide total project management services, in which we select and manage pre-qualified third-party service providers for our customers in such areas as chemical packing, on-site waste management, remediation, compliance training and emergency spill response. We do not own any waste disposal facilities, but contract with pre-approved third-party providers for these disposal services.

              During fiscal year 2007, we serviced approximately 330,000 customer locations across a wide variety of industries, including the manufacturing, automotive and governmental sectors. Our customers in fiscal year 2007 included approximately 420 of the Fortune 500, as well as over 300,000 small- to medium-sized businesses, most of which we believe require two or more of the services we offer. Due to the recurring requirements of our customers, we averaged approximately 64,000 service calls per week in fiscal year 2007. As a result of these regular service and maintenance contacts, we are well-positioned to cross-sell new and existing services and related products and to become the complete solutions provider for our customers' industrial cleaning and environmental service needs.

              In fiscal year 2007, we generated revenue of $1,073.0 million, net income of $4.5 million and Adjusted EBITDA, a financial measure not calculated or presented in accordance with U.S. generally accepted accounting principles, or GAAP, and which is defined elsewhere in this prospectus, of $116.6 million. In the first fiscal quarter of 2008, we generated revenue of $351.8 million, net income of $5.2 million and Adjusted EBITDA of $31.9 million.

Our Strengths

              North America's Market Leader.    We are a market leader in three of our largest service offerings in North America—used oil collection, re-refining and recycling, parts cleaning services and vacuum services—which together accounted for approximately 70% of our revenues in fiscal year 2007. The breadth and credibility of our service offerings, together with our market presence, resonates with customers seeking environmental service providers with an established reputation for reliable and high-quality services.

              Premier Brand Name.    With over 40 years of operating history, we believe Safety-Kleen is the most recognized brand in the industry and is associated with quality, reliability and environmental stewardship. The on-site presence of our highly recognizable branded equipment and products, along with the recurring visits of our sales and service representatives, continues to reinforce the Safety-Kleen brand name. Through our targeted marketing initiatives, we enhance our brand recognition to many of our customers. For example, we are an Official Supplier of NASCAR and our parts washers are an exclusive licensed NASCAR performance product.

              Trusted Environmental Solutions Provider.    We have a proven track record of providing responsible environmental solutions that meet the needs of our customers and the communities we serve. With our proven expertise and environmentally-responsible protocols, we are able to reduce customer liability and assure regulatory compliance when providing environmental services to our customers. As environmental awareness increases, we believe customers will look to providers like us with a demonstrated track record of providing responsible environmental solutions.

              Scalable, Integrated Network Allows for Significant Operating Leverage.    Our extensive network provides a solid platform from which our service revenues can be increased with minimal additional costs. This scalable platform and the breadth of our service offerings positions us to grow organically by cross-selling our products and services and serving as a complete solutions provider for our customers' environmental needs. We believe that cross-selling to our customers that require two or more of our service offerings and increasing the number of customers in our primary geographic service areas will drive strong incremental margin growth.

              Recurring Revenue Stream from Large, Diverse Customer Base.    Our customers require regular service calls for collection, replenishment, maintenance and technical assistance. As a result, we performed approximately 64,000 customer service calls per week in fiscal year 2007. This recurring service demand generates a stable source of revenue and provides us the opportunity to build lasting relationships and cross-sell our products and service offerings. In fiscal year 2007, our top 10 customers accounted for less than 19% of our total revenue, with no customer accounting for more than 4.4% of our revenue.

              Substantial Barriers to Entry.    Our North American network of complementary assets is difficult, expensive and time consuming to replicate. Our network includes over 200 facilities and is supported by logistics capabilities to optimally manage these assets, including over 1,000 rail cars, more than 2,500 vehicles and seven 400,000 gallon barges. With this presence, we are able to provide services and products in every key market throughout the United States and Canada. These facilities and assets, as well as government permitting processes, create significant barriers to entry for potential large national or regional competitors wishing to operate oil re-refineries or treatment, transfer and storage facilities.

              Strong Environmental, Health and Safety Performance in Highly Regulated Industries.    Our commitment to environmental stewardship is evidenced by (i) our Environmental Management System, which is compliant with ISO 14001 standards, (ii) our oil re-refineries, which are compliant with ISO 9001 standards and (iii) our experienced team of approximately 60 environmental, health and safety and regulatory compliance professionals. Our commitment to environmental stewardship also has been evidenced by awards from both the U.S. Environmental Protection Agency, or EPA, and industry associations.

              Proven, Experienced Management Team.    We are led by our CEO and President, Frederick J. Florjancic,  Jr., who joined us in 2004. Since his arrival, Mr. Florjancic has assembled a senior management team comprised of individuals who average over 25 years of experience and possess strong records of operating performance in a diverse range of industries. Under the leadership of our management team, we have grown our revenue from $867.3 million in fiscal year 2004 to $1,073.0 million in fiscal year 2007, reflecting a compound annual growth rate of 7.4% and from $309.5 million for the first fiscal quarter of 2007 to $351.8 million for the first fiscal quarter of 2008. We also restored the Company to profitability, generating net income of $4.5 million in fiscal year 2007 and $5.2 million in the first fiscal quarter of 2008, as compared to net losses in fiscal years 2004, 2005, 2006 and the first fiscal quarter of 2007 of $100.4 million, $123.9 million, $73.4 million and $4.8 million, respectively. In addition, our Adjusted EBITDA, a non-GAAP financial measure, has grown from $28.3 million in fiscal year 2004 to $116.6 million in fiscal year 2007 and was $31.9 million for the first fiscal quarter of 2008.

Our Business Strategy

              Our mission is to be the market leader in providing environmental solutions that meet the needs of our customers and the communities we serve. We have developed a multi-year strategic plan to grow and improve our business, which includes the following strategies:

              Grow our oil business.    We intend to expand our oil business by increasing used oil collections, used oil re-refining capacity and RFO sales. We have benefited from strong pricing trends and are operating our re-refining facilities at essentially full capacity. We have begun an expansion project at our re-refineries to increase our used oil re-refining capacity by approximately 24 million gallons, or 17%, and increase the nominal tank storage capacity at our re-refineries by 12 million gallons, by the end of fiscal year 2009. In order to increase our used oil collection capabilities, we are currently adding to our fleet of oil collection vehicles and are evaluating plans to build or acquire additional oil terminals in strategically located regions.

              Expand our industrial cleaning business.    We believe that there is a significant opportunity to grow our parts cleaning market share, as well as to expand our product and service offerings in the manufacturing, automotive and governmental sectors. Our new research and development center, coupled with our new supply relationships, has allowed us to introduce advanced machine models with improved technology, additional features and enhanced cleaning efficacy at the same cost as our current product offerings. In addition, we are leveraging our brand identity and distribution network to expand the customer base for our industrial cleaning service offerings and have developed a line of Safety-Kleen branded professional cleaning products, some of which are sold through retail outlets.

              Increase customer penetration.    We intend to increase customer penetration by cross-selling existing products and services to our customers. Currently, less than 26% of our customers use multiple Safety-Kleen core product and service offerings, such as oil services and products, parts cleaning services, containerized waste services and vacuum services. However, we believe that the vast majority of our customers have additional needs for environmental services, oil services and products and industrial cleaning solutions for which we are not yet the provider. We are supporting our effort to be the complete solutions provider for all of our customers' industrial cleaning and environmental service needs by aligning our sales force by specific target customer types such as automotive repair shops and commercial and industrial accounts.

              Pursue "tuck-in" and regional acquisitions.    We compete in highly fragmented markets that offer various consolidation opportunities. We plan to selectively pursue acquisitions to accelerate our growth, realize operating synergies and enhance our market position. We target "tuck-in" acquisitions that offer access to new customers which can be serviced through our existing network without substantial additional capital investment. We also plan to pursue regional acquisitions, such as the recent acquisition in December 2007 of certain oil collection and environmental services assets of Advanced Liquid Recycling, or Advanced, and United Oil Recovery, Inc., or United, which provided additional logistics assets and the capability to collect increased volumes of used oil in the Northeastern region of the United States. We believe this strategy will allow us to increase asset utilization and profitability.

              Improve asset utilization.    We intend to improve our asset utilization by disposing of non-core and under-performing assets. To accomplish this objective, we intend to begin exiting certain lines of business such as dry cleaning, tolling and imaging. In addition, we intend to consolidate or close a number of under-performing branches in 2008 and service our customers more efficiently from other branches in the surrounding area.

Our History

              The original Safety-Kleen began in 1963 by offering a small circulating parts washer that was used by automobile repair shops to clean mechanical parts. The original Safety-Kleen achieved annual revenues of $85.2 million in fiscal year 1979 and $1,007.9 million in fiscal year 1997. Laidlaw Environmental Services, Inc., or Laidlaw, acquired the original Safety-Kleen in May 1998, combining the collection and processing infrastructure of the original Safety-Kleen with Laidlaw's waste disposal assets (landfills, incinerators, etc.). The proposed financial and operational benefits of the merger were never realized. We refer to the combination of Laidlaw and the original Safety-Kleen as the predecessor company. In March 2000, after almost two years under the new Laidlaw management team, the U.S. Securities and Exchange Commission, or SEC, initiated a formal investigation into accounting irregularities in the predecessor company's financial statements prepared by Laidlaw-appointed management. The performance of the predecessor company suffered as a result of the failed integration and the accounting irregularities. As a result, in June 2000, the predecessor company filed for Chapter 11 bankruptcy protection. In fiscal year 2002, the predecessor company initiated a major restructuring and reorganization, divesting the waste disposal assets and related environmental liabilities obtained from the failed Laidlaw acquisition and effectively returning to the business model that was in place prior to the Laidlaw acquisition, except for the predecessor company's European operations, which were divested in 1999. As part of the bankruptcy, the predecessor company's outstanding stock was cancelled and the predecessor company was dissolved.

              Safety-Kleen emerged from bankruptcy in December 2003 with Safety-Kleen HoldCo., Inc., a newly-formed Delaware corporation, as the ultimate parent. In June 2004, Frederick J. Florjancic, Jr. was named as CEO and President and Ronald W. Haddock was named as non-executive Chairman of the Board. We now have a new management team and a nine member board of directors consisting of eight independent directors and the CEO. The new management team successfully executed a financial recapitalization of the Company in August 2006. The recapitalization included the prepayment of all of our outstanding subordinated debt and the redemption of all of our outstanding shares of preferred stock using the proceeds from a rights offering and borrowings under our credit facility.

Our Corporate Information

              We are a holding company and conduct our operations through our subsidiaries. We were incorporated in December 2003. Our principal executive offices are located at 5360 Legacy Drive, Plano, Texas 75024. Our telephone number is (972) 265-2000. Our website is located at www.safety-kleen.com. The information appearing on our website is not part of, and is not incorporated into, this prospectus.

The Offering

Shares of common stock offered by Safety-Kleen HoldCo., Inc.	shares
Shares of common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their over-allotment option in full)
Shares of common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)
Over-allotment option	shares
Use of proceeds
We estimate our net proceeds from this offering will be approximately $ million, after deducting underwriting discounts and commissions and offering expenses payable by us. We intend to use these proceeds for general corporate purposes, including to fund working capital and capital expenditures and possibly to make acquisitions. See "Use of Proceeds." We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Proposed New York Stock Exchange symbol	"SK"
Dividend Policy	We currently intend to retain all of our earnings to fund our working capital needs and growth opportunities. Our credit facility generally prohibits us from paying dividends on our common stock.

The number of shares outstanding after the offering is based on shares outstanding as of April 19, 2008 and:

  •
  assumes the underwriters do not exercise their over-allotment option;

  •
  excludes 4,814,145 shares reserved and available for future grant or issuance under the Safety-Kleen 2004 Equity Plan, or the Safety-Kleen Equity Plan, or the Plan, of which options to purchase 3,213,400 shares at a weighted average exercise price of $5.74 per share and 466,250 restricted stock units had been granted and were outstanding; and

  •
  assumes a        for        stock split of our common stock to be effected prior to the completion of this offering.

Summary Historical Financial Data

              The following table sets forth our summary consolidated financial information derived from our audited consolidated financial statements as of and for each of the fiscal years ended December 31, 2005, December 30, 2006 and December 29, 2007 and our unaudited condensed consolidated financial statements for the fiscal quarters ended April 21, 2007 and April 19, 2008, all included elsewhere in this prospectus. We maintain a fiscal year based on a 13-period accounting year (each period consisting of four weeks) that ends on the last Saturday in December of each year. Our fiscal first quarter contains four 4-week periods and the following three fiscal quarters each contain three 4-week periods.

              The summary historical condensed consolidated financial information as of and for the fiscal quarters ended April 21, 2007 and April 19, 2008 is unaudited, has been prepared on the same basis as our audited consolidated financial statements, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for such period and our financial condition at such date. The financial information for the fiscal quarter ended April 19, 2008 is not necessarily indicative of the results to be expected for any other interim period or the full fiscal year.

              The information in the table below is only a summary and should be read together with our audited and consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Fiscal Years Ended			Fiscal Quarters Ended
	December 31, 2005	December 30, 2006	December 29, 2007	April 21, 2007	April 19, 2008
	(in thousands, except per share data)
Statement of Operations Data
Revenues	$925,111	$1,002,243	$1,072,967	$309,528	$351,795

Operating expense	773,037	828,461	891,768	258,589	298,486
General and administrative expense	95,644	87,392	75,649	25,542	23,974
Depreciation and amortization	77,543	77,943	68,637	21,236	20,465
Impairment of long-lived assets	26,176	1,573	—	—	—
Interest expense	59,226	41,260	24,683	7,814	6,960
Extinguishment of debt	16,548	33,107	—	—	—
Other expense (income)—net	(1,840)	2,146	5,140	507	(770)

Total expenses	1,046,334	1,071,882	1,065,877	313,688	349,115

Income (loss) before income taxes	(121,223)	(69,639)	7,090	(4,160)	2,680
Income tax (expense) benefit	(2,643)	(3,728)	(2,598)	(605)	2,516

Net income (loss)	$(123,866)	$(73,367)	$4,492	$(4,765)	$5,196

Per Share Data
Income (loss) per common share
Basic	$(4.96)	$(2.49)	$0.13	$(0.14)	$0.15

Diluted	$(4.96)	$(2.49)	$0.12	$(0.14)	$0.14

Weighted average shares outstanding
Basic	25,154	29,747	34,627	34,589	34,743

Diluted	25,154	29,747	36,999	34,589	37,017

Other Data
Capital expenditures(1)	$35,482	$25,570	$39,419	$11,169	$12,436
Acquisitions	—	20,182	40,078	3,578	5,555
Adjusted EBITDA(2)	53,636	94,807	116,594	30,296	31,864

	As of
	December 31, 2005	December 30, 2006	December 29, 2007	April 19, 2008
	(in thousands)
Balance Sheet Data
Assets
Cash and cash equivalents	$2,033	$2,669	$2,748	$4,180
Total current assets	246,613	232,499	244,116	230,328
Total assets	726,859	672,273	704,875	679,196
Liabilities and stockholders' equity
Total current liabilities	209,200	192,906	199,251	172,468
Long-term debt—including current portion	336,615	255,140	278,252	259,244
Minority interest	10,000	—	—	—
Stockholders' equity	120,903	146,189	159,415	164,306

(1)
Excludes capital expenditures acquired through capital lease obligations or included in accounts payable of $7.1 million, $13.7 million, $12.8 million, $2.9 million and $0.7 million for fiscal years 2005, 2006, 2007 and for the fiscal quarters ended April 21, 2007 and April 19, 2008, respectively.

(2)
Adjusted EBITDA is a non-GAAP financial measure. We are required by our credit facility to calculate Adjusted EBITDA (referred to as "Consolidated EBITDA" in our credit facility) in accordance with the definition provided for in our credit facility. Based on our results of operations for fiscal years 2005, 2006 and 2007 and for the fiscal quarters ended April 21, 2007 and April 19, 2008, to calculate Adjusted EBITDA, we start with our net income (loss) for such period, calculated in accordance with GAAP, and add back the following expenses and charges to the extent such items were deducted in calculating net income (loss): interest expense, income tax expense, depreciation and amortization expense, impairment of long-lived assets, loss on extinguishment of debt, stock-based compensation expense, provision (benefit) for vacation expense, provision (benefit) for environmental liabilities, charges related to the termination of a third-party information technology services contract; and we also eliminate the amounts set forth in the "other (income) expense" line item of the income statement in our financial statements. The actual definition of Adjusted EBITDA under our credit facility is more detailed; however, the adjustments to net income (loss) described in the previous sentence were the only adjustments applicable to the calculation of Adjusted EBITDA pursuant to its definition for fiscal years 2005, 2006, 2007 and for the fiscal quarters ended April 21, 2007 and April 19, 2008. For the full definition of Adjusted EBITDA, see "Description of Senior Secured Credit Facility."

We and the lenders under our credit facility believe that Adjusted EBITDA is a useful measure, and we believe that it is a useful measure for our investors, because it is an important indicator of our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and fund future growth. Additionally, covenants in our credit facility contain ratios based on this measure. If our Adjusted EBITDA were to decline below certain levels, covenants in our credit facility that are based on our Adjusted EBITDA, including our minimum interest coverage ratio and maximum leverage ratio covenants, may be violated and could prevent us from borrowing under the facility and in certain circumstances could cause a default or mandatory prepayment under our credit facility. Under our credit facility, we are required to maintain an interest coverage ratio, which is the ratio of our Adjusted EBITDA to cash interest expense for the four prior fiscal quarters, of at least 2.5 to 1.0, which will increase to 3.0 to 1.0 beginning in fiscal year 2009. For the four fiscal quarter period ended April 19, 2008, our interest coverage ratio was 5.5 to 1.0. Under our credit facility, we are also required to maintain a leverage ratio that is not more than 4.5 to 1.0. The leverage ratio is the ratio of our Consolidated Indebtedness (as defined in our credit facility) to our Adjusted EBITDA for the four prior fiscal quarters after giving pro forma effect to any acquisitions and dispositions that may have occurred during that period. As of April 19, 2008, we were in compliance with our maximum leverage ratio covenant. Under the credit facility, our leverage ratio is also used to determine the applicable interest rate margin for borrowings under the revolver. For further discussion regarding these ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outstanding Debt and Existing Financing Arrangements—Certain ratio covenants."

Our management also uses Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period and a comparison of our operating performance against that of other companies. Our management believes that an analysis of our operating performance using GAAP financial measures in conjunction with Adjusted EBITDA provides a more complete understanding of our operating performance and the factors and trends affecting our business than would an analysis using only GAAP financial measures. We believe Adjusted EBITDA assists our board of directors, management and investors in analyzing our operating performance because:

•
it excludes items that are generally outside the control of our management team (such as income taxes, provision (benefit) for environmental liabilities, and impairment of long-lived assets);

  •
  it provides for greater comparability of our operating performance on a consistent basis from period to period by excluding the impact of our recapitalization and refinancing during fiscal years 2005 and 2006 (primarily loss on extinguishment of debt) and unusual items that we do not expect to continue at the same level in the future (charges related to the termination of a third-party information technology services contract); and

  •
  it provides for greater comparability of our operating performance against the operating performance of other companies because it excludes items that can differ significantly from company to company depending on long-term strategic decisions regarding a company's capital structure and asset base (primarily interest expense, amortization of debt issuance costs and depreciation and amortization).

The human resources and compensation committee of our board of directors and our senior management also use Adjusted EBITDA as the primary metric to determine bonus compensation levels for senior management and other employees. See "Compensation Discussion and Analysis."

Adjusted EBITDA is not a measure calculated in accordance with GAAP and should not be considered a substitute for, or more meaningful than, net income (loss), operating income (loss), cash flows from operations or any other measure of financial performance or liquidity reported in accordance with GAAP. Because not all companies use identical calculations, the presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table shows the calculation of our Adjusted EBITDA for the periods indicated.

	Fiscal Years Ended			Fiscal Quarters Ended
	December 31, 2005	December 30, 2006	December 29, 2007	April 21, 2007	April 19, 2008
	(in thousands)
Net income (loss)	$(123,866)	$(73,367)	$4,492	$(4,765)	$5,196
Adjustments:
Interest expense	59,226	41,260	24,683	7,814	6,960
Income tax expense (benefit)	2,643	3,728	2,598	605	(2,516)
Depreciation and amortization	77,543	77,943	68,637	21,236	20,465
Impairment of long-lived assets	26,176	1,573	—	—	—
Loss on extinguishment of debt	16,548	33,107	—	—	—
Stock-based compensation expense	2,063	4,559	4,110	1,424	753
Provision (benefit) for vacation expense	169	399	(263)	903	823
Provision (benefit) for environmental liabilities	(5,026)	3,459	4,686	854	953
Charges related to the termination of a third-party IT services contract(a)	—	5,542	2,511	1,718	—
Other expense (income)—net(b)	(1,840)	(3,396)	5,140	507	(770)

Adjusted EBITDA	$53,636	$94,807	$116,594	$30,296	$31,864

    (a)
    Charges in fiscal year 2006 primarily represent one-time fees associated with terminating ongoing services provided under a third-party information technology services contract and were included in the "other (income) expense—net" line item in our consolidated statements of operations. Charges in fiscal year 2007 represent duplicative expenses associated with the third-party information technology services contract during our transition to new providers and were recorded as general and administrative expenses in our consolidated statements of operations.

    (b)
    The "other expense (income)—net" line item for fiscal year 2006 in this table does not agree with the "other expense (income)—net" line item of our consolidated statement of operations because it excludes the $5.5 million charge set forth in the "charges related to the termination of a third-party IT services contract" line item above. See footnote (a) above.

              In addition, for further information, the following table reconciles our Adjusted EBITDA to net cash flows provided by operating activities for the periods indicated.

	Fiscal Years Ended			Fiscal Quarters Ended
	December 31, 2005	December 30, 2006	December 29, 2007	April 21, 2007	April 19, 2008
	(in thousands)
Net cash provided by operating activities	$17,201	$92,868	$66,269	$10,247	$26,267
Adjustments
Interest expense	59,226	41,260	24,683	7,814	6,960
Non-cash interest expense	(20,217)	(11,979)	—	—	—
Amortization of debt discount and debt issuance costs	(6,962)	(5,558)	(696)	(210)	(215)
Gain (loss) on derivative instrument	—	1,569	(1,275)	(328)	(544)
Changes in working capital	16,867	(23,605)	22,367	11,110	1,879
Provision for uncollectible accounts—net	(1,271)	(3,106)	(5,427)	(1,739)	(1,311)
Income tax expense (benefit)	2,643	3,728	2,598	605	(2,516)
Deferred income taxes	(2,958)	(1,735)	(565)	—	(211)
Provision (benefit) for vacation expense	169	399	(263)	903	823
Proceeds from legal settlements	(6,117)	(1,750)	—	—	—
Gain on legal settlements	5,566	—	—	—	—
Other expense (income)—net	(5,485)	(6,285)	1,706	(678)	(221)
Provision (benefit) for environmental liabilities	(5,026)	3,459	4,686	854	953
Charges related to the termination of a third-party IT services contract	—	5,542	2,511	1,718	—

Adjusted EBITDA	$53,636	$94,807	$116,594	$30,296	$31,864

RISK FACTORS

              An investment in our common stock involves risks. You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations may be materially adversely affected. As a result of these and other factors, the trading price of our common stock may decline, and you might lose all or part of your investment.

Risks Relating to Our Business

We operate in competitive markets and there can be no certainty that we will maintain our current customers or attract new customers or that our operating margins will not be impacted by competition.

              The industries in which we operate are highly competitive. In our parts cleaning services and oil collection business, small competitors with lower overhead and other operating costs can effectively compete with us on a local or regional basis. We compete with numerous local and regional companies of varying sizes and financial resources in all of our environmental services offerings, and we compete with large oil companies in the sale of our re-refined oil products. Competition for environmental and parts cleaning services is based primarily on quality of service, price, efficiency, safety and innovative products. While we believe our size and expertise provides advantages to our customers who use our services, we can lose customers to competitors who compete primarily on price. We believe our smaller customers are more sensitive to price than the other factors on which we compete. If we decide to match our competitors' pricing, there is still no certainty that we will be able to attract and retain customers, and our revenues and operating margins will be adversely impacted. Competitors may reduce their prices to expand sales volume or to win business. When this happens, we may be forced to reduce our prices to attract or retain our customers, resulting in a negative impact to our revenues and operating margins.

Our operations are subject to numerous environmental and other laws and regulations and, to the extent we are found to be in violation of any such laws and regulations, our business could be materially and adversely affected.

              Our operations are subject to extensive federal, state, provincial and local laws and regulations relating to the protection of the environment which, among other things:

  •
  regulate the collection, transportation, handling, processing and disposal of the hazardous and non-hazardous wastes that we collect from our customers;

  •
  impose liability on persons involved in generating, handling, processing, transporting or disposing hazardous materials;

  •
  impose joint and several liability for remediation and clean-up of environmental contamination; and

  •
  require financial assurance that funds will be available for the closure and post-closure care of sites where hazardous wastes are stored, processed or disposed.

              The breadth and complexity of all of these laws and regulations affecting our business make consistent compliance extremely difficult and often result in increased operating and compliance costs, including by requiring the implementation of new programs to promote compliance. Even with these programs, we and other companies in the industry are routinely faced with legal and administrative proceedings which can result in civil and criminal penalties, interruption of business operations, fines or other sanctions and require expenditures for remedial work at our and third-party facilities. Under current law, we may be held liable for damage caused by conditions that existed before we acquired the assets or operations involved or if we arrange for the transportation, disposal or treatment of hazardous substances that cause environmental contamination. We may also be held liable for the mishandling of waste streams resulting from the misrepresentations by a customer as to the nature of such waste streams. In such proceedings in the past, we have been subject to fines and certain orders requiring us to take environmental remedial action. In the future, we may be subject to monetary fines, civil or criminal penalties, remediation, clean-up or stop orders, injunctions, orders to cease or suspend certain practices or denial of permits we require to operate our facilities. The outcome of any proceeding and associated costs and expenses could have a material adverse impact on our operations and financial condition.

              Environmental laws and regulations are subject to change and may become increasingly stringent or relaxed. Interpretation or enforcement of existing laws and regulations, or the adoption of new laws and regulations, may require us to modify or curtail our operations or replace or upgrade our facilities or equipment at substantial costs which we may not be able to pass on to our customers. On the other hand, if new laws and regulations are less stringent, then our customers or competitors may be able to manage waste more effectively without reliance on our service, which could decrease the need for our services and/or increase competition which could adversely affect our revenues and profitability.

              We are also required to obtain and maintain permits, licenses and approvals to conduct our operations in compliance with such laws and regulations. If we are unable to maintain our currently held permits, licenses and approvals, we may not be able to continue certain of our operations. If we are unable to obtain any additional permits, licenses and approvals which may be required as we expand our operations, we will not be able to grow our business.

We could be subject to involuntary shutdowns or be required to pay significant monetary damages or remediation costs if we are found to be a responsible party for the improper handling or the release of hazardous substances.

              As a company engaged in the sale, handling, transportation, storage, recycling and disposal of materials that are or may be classified as hazardous by federal, state, provincial or other regulatory agencies, we face risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA or Superfund, and similar state laws impose strict liability for clean-up costs on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them to the facilities. As a potentially responsible party, or PRP, we may be liable under CERCLA for substantial investigation and cleanup costs even if we operate our business properly and comply with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and cleanup, even though we were not the party responsible for the release of the hazardous substance and even though other companies might also be liable. Even if we were able to identify who the other responsible parties might be, we may not be able to compel them to contribute to the remediation costs, or they might be insolvent or unable to contribute due to lack of financial resources.

              Our facilities and the facilities of our customers and third party contractors may have generated, used, handled and/or disposed of hazardous substances and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could materially reduce our profits. Our pollution liability insurance excludes certain liabilities under CERCLA. Thus, if we were to incur liability under CERCLA that was not covered by our insurance and if we could not identify other parties responsible under the law whom we are able to compel to contribute to the liabilities, the cost to us could be substantial and could impair our profitability, reduce our liquidity and have a material adverse effect on our business. We also offer our customers specific guarantees that we will be responsible for all expenses and liabilities resulting from any spill that occurs while we are transporting, processing or disposing of customers' waste materials. Accordingly, we may be required to indemnify our customers for any liability under CERCLA or other environmental laws and regulations and related costs, which could be material.

              Our customer service agreements typically provide that the customer is responsible for ensuring that the waste materials we collect from the customer include only those waste materials that we have agreed to collect and that the customer is required to confirm the waste material matches the waste profile provided by the customer. Nevertheless, we may be exposed to liability if customers provide us with non-conforming waste materials, fail to properly identify the types of waste materials that we collect from them or falsify a waste manifest, and we may not be successful in recovering from those customers any damages we incur as a result of their negligence or unlawful actions. In addition, new services or products offered by us could expose us to further environmental liabilities for which we have no historical experience and cannot estimate our potential exposure to liabilities.

We maintain remediation reserves that may be substantially less than the ultimate cost and expense of corrective action we are required to pay.

              Contamination of soil or groundwater has been discovered at some of the facilities we own or use. We also frequently contractually agree to be responsible for environmental spills or other non-compliance relating to the waste streams of our customers that we handle. Remediation or other corrective action for environmental damage we cause or to which we contribute may be required at these sites and adjoining sites where contamination may have spread at substantial cost. For each of these sites, we have developed or are developing remediation cost estimates. These estimates are continuously reviewed and updated, and we maintain reserves in accordance with GAAP for these matters based on such cost estimates. Estimates of our liability for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult to calculate accurately. There can be no assurance that the ultimate cost and expense of remediation or corrective action will not substantially exceed our reserves and have a material adverse impact on our business, operations or financial condition. See Note 2 "Summary of Significant Accounting Policies—Environmental Liabilities" to our audited financial statements included elsewhere in this prospectus.

We have substantial financial assurance requirements, and increases in the costs of obtaining adequate financial assurance could negatively impact our business, financial position or results of operations.

              We are required by environmental laws to provide financial assurance that funds will be available when needed for closure and post-closure remediation costs at certain of our treatment and storage facilities, the costs of which could be substantial. Our total estimated closure and post-closure costs requiring financial assurance by regulators as of December 29, 2007 were approximately $51.2 million. We typically have several options to demonstrate satisfactory financial assurance requirements, including letters of credit, surety bonds, trust funds and a financial (net worth) test. The financial assurance instrument is provided for the benefit of the permitting authority and is not available for use at our discretion. The amount of financial assurance required varies by state and is subject to potentially significant increases by regulators. The cost of financial assurance instruments is difficult to predict and depends on many factors, some of which are outside of our control, including the availability of instruments in the marketplace, the amount and form of financial assurance required by a state, our creditworthiness and our operating history. In the event the cost of financial assurance instruments we are required to provide increases, our business, financial condition or results of operations could be materially adversely affected. See Note 13 "Commitments, Contingencies and Legal Proceedings—Contingencies—Financial Assurance" to our audited financial statements and "Business—Insurance and Financial Assurance" included elsewhere in this prospectus.

We are self-insured for certain claims and a significant number of claims could negatively impact our financial position.

              We are self-insured for certain general liability (including product liability), workers' compensation, automobile liability and general health insurance claims. For claims that are self-insured, we maintain stop-loss insurance coverage for occurrences above certain amounts. Our self-insurance and other insurance policies do not cover all of our potential losses, costs or liabilities. We could suffer losses for uninsurable or uninsured risks, or in amounts in excess of our existing insurance coverage which would significantly affect our financial performance. For example, our pollution legal liability insurance excludes costs related to fines, penalties or assessments. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. In the event the ultimate cost for claims exceeds our insurance coverage, our financial condition could be adversely impacted. In addition, our business requires that we maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, our business would be materially and adversely affected.

We are dependent on third parties for the disposal of our customers' waste streams, the manufacturing of our equipment and the execution of total project management services.

              We do not own any waste disposal sites. We also do not manufacture the majority of the equipment, including parts washers, that we provide to our customers. As a result, we are dependent on third parties for the disposal of our customers' waste streams and for manufacturing our equipment that we provide to customers. In addition, we use third-party subcontractors to provide some of our total project management services. We generally do not have any long term contracts with these disposal vendors, subcontractors and suppliers. To date, our disposal vendors, subcontractors and suppliers have met our requirements, but we cannot assure you that they will continue to do so. If for some reason our current disposal vendors, subcontractors and suppliers cannot perform up to our standards, our reputation with our customers could be damaged and we may be required to replace them. Although we believe there are a number of potential replacement disposal vendors, subcontractors and suppliers that could provide such services, we may incur additional costs and delays in identifying and qualifying such replacements. In addition, any mishandling of our customers' waste streams by disposal vendors, subcontractors or suppliers could expose both us and our customers to liability. Any failure by disposal vendors, subcontractors or suppliers to properly collect, transport, handle or dispose of our customers' waste streams could expose us to liability, damage our reputation and generally have a material adverse effect on our business, financial condition or results of operations.

Our high fixed cost structure may result in a greater loss or reduced earnings.

              Our North American network, including our facilities, fleet and personnel, subjects us to high fixed costs, which makes our margins and earnings sensitive to changes in revenues. In periods of declining demand, our high fixed cost structure may limit our ability to cut costs, which may put us at a competitive disadvantage to firms with lower cost structures, or may result in reduced operating margins and operating losses.

Worsening economic conditions and trends and downturns in the business cycles of the industries we serve adversely impact our business and operating results.

              A significant portion of our customer base is comprised of companies in the automotive (including dealerships and repair and maintenance shops), manufacturing and transportation industries. The overall levels of demand for our parts cleaning and environmental services, as well as the demand for our re-refined oil products, are driven by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in the U.S., as well as regional economic conditions. For example, many of our principal consumers are themselves heavily dependent on general economic conditions, including the price of fuel and energy, availability of affordable credit and capital, employment levels, interest rates, consumer confidence and housing demand. These cyclical shifts in our customers' businesses may result in fluctuations in demand, volumes, pricing and operating margins for our services and products.

Our parts cleaning business has experienced adverse trends and intense competition which, if continued, could have a material adverse effect on our business, financial condition and results of operations.

              The solvent parts cleaning business in North America has experienced adverse economic trends for a number of years. These trends include: regulatory pressures for waste minimization; improved production quality in the automotive industry; increased utilization of replacement or throw-away parts; continued consolidation in automotive aftermarket services; and plant closures and off-shoring of industrial operations. In addition, we believe that, in the past, we lost market share in the parts cleaning business due to the relative ease of entry into this market by small, local competitors who do not operate treatment, transfer and storage facilities that require lengthy governmental permitting, and increased competition from regional competitors. Our parts cleaning business represented approximately 25% of our revenue for fiscal year 2007 and approximately 23% of our revenue for the first fiscal quarter of 2008, and a reduction in demand for parts cleaning services or a loss of market share by us could have a material adverse effect on our business, financial condition or results of operations.

Our operating margins and profitability may be negatively impacted by changes in fuel and energy costs.

              We operate a large fleet of trucks to service our customers at their sites and collect used oil. As a result, increases in oil, natural gas and diesel prices have a significant impact on our operating expenses. In addition, because solvent is a product of crude oil, increases in the price of oil generally result in an increase in solvent costs and, as a result, an increase in operating expenses. The price and supply of oil, fuel and solvent is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and natural gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Since fiscal year 2004, we have experienced increases in the cost of fuel, solvent and other petroleum-based products. In the past, we have been able to pass-through some of these costs to our customers, but we cannot assure you that we will be able to continue to do so in the future. Fuel prices may continue to increase significantly in fiscal year 2008 and beyond. A significant increase in fuel or solvent costs could lower our operating margins and negatively impact our profitability. We currently do not use financial instruments to hedge against fluctuations in oil, solvent or energy prices.

              The price at which we sell our re-refined oil is affected by changes in certain oil indices. If the relevant oil index rises, we can typically increase prices for our re-refined oil. If the relevant oil index declines, we must typically reduce prices for our re-refined oil. However, the cost to collect used oil, including the amounts we must pay to obtain used oil and the fuel costs of our oil collection fleet, generally also increases or decreases when the relevant index increases or decreases. Even though the prices we can charge for our re-refined oil and the costs to collect and re-refine used oil generally increase and decrease together, we cannot assure you that when our costs to collect and re-refine used oil increase we can increase the prices we charge for our re-refined oil to cover such increased costs or that the costs to collect and re-refine used oil will decline when the prices we can charge for re-refined oil declines. If the prices we charge for our re-refined oil and the costs to collect and re-refine used oil do not move together or in similar magnitudes, our profitability may be materially and negatively impacted.

We may be subject to citizen opposition and negative publicity due to public concerns over hazardous waste operations, which could have a material adverse effect on our business, operations or financial condition.

              There currently exists a high level of public concern over hazardous waste operations, including with respect to the siting and operation of transfer, processing, storage and disposal facilities. Part of our business strategy described above is to increase our re-refining capacity through either the construction of a new facility or the expansion of existing facilities as well as the expansion of branch operations in growth markets. Zoning, permit and licensing applications and proceedings, as well as regulatory enforcement proceedings, are all matters open to public scrutiny and comment. Accordingly, from time to time we have been, and may in the future be, subject to citizen opposition and publicity which may damage our reputation and delay or limit the expansion and development of our operating properties or impair our ability to renew existing permits which could prevent us from implementing our growth strategy and have a material adverse effect on our business, financial condition or results of operations.

Expansion of our business may result in unanticipated adverse consequences.

              In the future, we may seek to grow our business by investing in new or existing facilities, making acquisitions or entering into partnerships and joint ventures. Acquisitions, partnerships, joint ventures or investments may require significant managerial attention, which may divert our management from our other activities and may impair the operation of our existing businesses. Any future acquisitions of businesses or facilities could entail a number of additional risks, including:

  •
  the failure to successfully integrate the acquired businesses or facilities into our operations;

  •
  the inability to maintain key pre-acquisition business relationships;

  •
  loss of key personnel of the acquired business or facility;

  •
  exposure to unanticipated liabilities; and

  •
  the failure to realize efficiencies, synergies and cost savings.

              As a result of these and other factors, including the general economic risk associated with the industries in which we operate, we may not be able to realize the expected benefits from any recent or future acquisitions, partnerships, joint ventures or other investments.

We depend on key personnel, whom we may not be able to retain or recruit.

              One of our primary assets is our highly skilled personnel, including Frederick J. Florjancic, Jr., our CEO and President, and our other executive officers. Our future success will depend upon, among other things, our ability to keep our executives and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the executives and other employees that we need. While we have entered into employment agreements with certain members of our senior management, should any of these persons be unable or unwilling to continue their employment with us, our business, financial condition or results of operations could be materially and adversely affected.

We have experienced significant losses, and we cannot guarantee that we can maintain profitability.

              From June 2000 to December 2003, our predecessor company was in bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Since our emergence from bankruptcy, we have had net losses of $100.4 million in fiscal 2004, $123.9 million in fiscal year 2005 and $73.4 million in fiscal year 2006. We generated net income in fiscal year 2007 of $4.5 million and $5.2 million for the fiscal quarter ended April 19, 2008. The net losses were due in part to significant depreciation expense relating to fresh start accounting under GAAP and the associated expense of two significant refinancings in fiscal years 2005 and 2006 which required the payment of pre-payment penalties. However, our net losses also resulted from continued weak financial and operating performance. We cannot assure that we will be successful in executing our business strategy or that we will continue to remain profitable.

Our level of indebtedness could adversely affect our financial condition and ability to fulfill our obligations.

              As of April 19, 2008, we had $259.2 million of outstanding indebtedness. We also have the ability under our credit facility to draw upon our $100.0 million revolver, all $100.0 million of which was available as of April 19, 2008, and an additional $100.0 million if certain conditions are satisfied under our credit facility (including the agreement of current or new lenders to extend additional credit to us). Our level of indebtedness may:

  •
  adversely impact our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

  •
  require us to dedicate a substantial portion of our cash flow to the payment of interest on our indebtedness;

  •
  subject us to the risk of increased sensitivity to interest rate increases based upon variable interest rates, including our borrowings (if any) under our revolving credit facility;

  •
  increase the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

  •
  limit our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions of our business than our competitors with less debt.

              If we are unable to generate sufficient cash flow from operations in the future to service our debt obligations, we may be required to refinance all or a portion of our existing debt facilities, or to obtain additional financing and facilities. However, we may not be able to obtain any such refinancing or additional facilities on favorable terms or at all.

We may not be able to access additional debt or equity financing on acceptable terms, which could impede the implementation of our acquisition strategy and negatively impact our business.

              We are likely to require additional capital to support our operations and growth plans, including for working capital, capital expenditures and to fund acquisitions. During volatile times in the capital markets or periods of economic contraction or downturn, our ability to access debt or equity capital may be significantly constrained. If we are unable to access additional capital on acceptable terms, our business and results of operations would be negatively impacted.

              In particular, in order to make acquisitions, we may require funding from external sources. Since the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on short notice to benefit fully from attractive opportunities. Sufficient funding for an acquisition may not be available on short notice or may not be available on terms acceptable to us, particularly in light of the ongoing difficulties in the credit and financial markets. An inability to fund acquisitions on acceptable terms would prevent us from pursuing our acquisition strategy.

We are subject to restrictive debt covenants that impose operating and financial restrictions that could limit our ability to grow our business.

              Covenants in our credit facility impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our ability to:

  •
  incur additional indebtedness or issue preferred stock and certain redeemable capital stock;

  •
  pay dividends on or repurchase our capital stock;

  •
  make investments and acquisitions;

  •
  sell assets;

  •
  enter into transactions with affiliates;

  •
  create liens on our assets;

  •
  consolidate, merge or transfer all or substantially all of our assets; and

  •
  engage in other kinds of businesses.

              Furthermore, the credit facility requires us to maintain specified total leverage and interest coverage ratios and to satisfy specified financial condition tests, and under certain circumstances requires us to make quarterly mandatory prepayments with a portion of our available cash. See "Description of Senior Secured Credit Facility." These restrictions could limit our ability to obtain future financing, make acquisitions, withstand downturns in our business or take advantage of business opportunities.

If we fail to comply with the restrictive covenants in our credit facility, our senior lenders may accelerate the payment of indebtedness outstanding under our credit facility.

              Our credit facility requires us to maintain specified financial ratios and satisfy financial condition tests. Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. See the information under "Description of Senior Secured Credit Facility" for a more complete description of these restrictions and covenants. A breach of any of these covenants, ratios or tests could result in a default under the credit facility. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay or refinance those amounts, the lenders could proceed against the assets pledged to secure that indebtedness, which includes substantially all of our assets. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay this indebtedness in full.

Our interest expense may increase significantly and could cause our net income and distributable cash to decline significantly.

              Borrowings under our credit facility bear a floating rate of interest. Although we entered into a $100.0 million notional amount fixed rate interest swap agreement fixing our London interbank offered rate, or LIBOR, interest rate at 4.09%, this agreement expired in May 2008. Our interest expense for fiscal year 2007 and the first fiscal quarter of 2008 was $24.7 million and $7.0 million, respectively. A 100 basis point increase in interest rates on our outstanding debt as of April 19, 2008 would increase our interest expense by approximately $2.3 million on an annual basis. In the event of an increase in the base reference interest rates or an increase in the amount of our indebtedness, our interest expense will increase and could have a material adverse effect on our net income to the extent that such indebtedness is not covered by the fixed interest swap agreement or if such agreement terminates and is not replaced by a similar agreement.

In the event Clean Harbors, Inc. or McKesson Corporation is unwilling or unable to indemnify us for certain liabilities, our business, financial condition and results of operations could be materially adversely affected.

              In September 2002, our predecessor company completed the sale of certain assets and liabilities of our predecessor company's chemical services division, which we refer to as CSD, to Clean Harbors, Inc. Under the sale agreement, Clean Harbors assumed all known liabilities related to the CSD assets, which were recorded on our predecessor company's books at $250.4 million. Clean Harbors also agreed to indemnify our predecessor company and us against certain additional contingent liabilities related to the former CSD operations. In addition, Clean Harbors assumed and is required to indemnify us for approximately $3.3 million of liabilities related to our containerized dry cleaning and wastewater treatment facility in Hebron, Ohio and our recycling facility in Chicago, Illinois following the sale of those facilities in March 2008. Further, McKesson Corporation retained certain liabilities and has agreed to similarly indemnify us at four other sites in connection with our predecessor company's acquisition of McKesson Envirosystems Company in 1987.

              In the event that Clean Harbors or McKesson, as the case may be, does not agree on the proposed classification of all claims as those that it is required to indemnify us for and is ultimately successful in its classification, or if Clean Harbors or McKesson, as the case may be, otherwise does not or is unable to meet its obligation with respect to the assumed liabilities, we could be subject to claims against us that could materially adversely affect our business, financial condition or results of operations.

We are subject to various claims and legal actions arising in the ordinary course of business, which, if determined adversely to us, could have a material adverse impact on our financial condition.

              From time to time, we are named as a defendant in various lawsuits arising in the ordinary course of business, including proceedings wherein persons claim personal injury resulting from the use of our parts washer equipment and/or cleaning products. A number of such legal proceedings are currently pending in various courts and jurisdictions throughout the United States. These proceedings typically involve allegations that the solvent used in our parts washers contains contaminants and/or that our recycling process does not effectively remove the contaminants that become entrained in the solvent during its use. In addition, certain claimants assert that we failed to adequately warn the user of potential risks of using our product. We cannot predict the outcome of these proceedings, and any adverse judgment could have an adverse impact on our financial condition. See "Business—Legal Proceedings."

We cannot be certain that our net operating loss carryforwards, or NOLs, will continue to be available to offset our income tax liability.

              As of December 29, 2007, we estimated that we had NOLs of approximately $275.1 million for U.S. federal income tax purposes. The NOLs will expire in various amounts beginning in 2024 if not used. The Internal Revenue Service, or the IRS, has not audited any of our tax returns for the years in which the losses giving rise to the NOLs were reported, nor has it otherwise challenged our use of the

NOLs. Subject to certain limitations, NOLs may generally be used to offset future U.S. federal income tax liability.

              If a corporation incurs an "ownership change," as such term is used in Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, the corporation's use of its NOLs will be subject to certain significant limitations. For these purposes, an "ownership change" generally occurs if, among other things, (i) stockholders (or a group of stockholders) who directly or indirectly own or have owned 5% or more of the value of our stock (or are otherwise treated as "5% shareholders" under Section 382 and the regulations promulgated thereunder) increase their percentage of ownership of our stock and (ii) the increase of the total stock ownership of all such increasing 5% shareholders exceeds 50% (as measured against the lowest percentage of our stock owned by these 5% shareholders at any time during a testing period, which is generally the three-year period preceding the potential ownership change). If a corporation incurs an ownership change, the amount of the corporation's annual income that can be offset by pre-ownership change NOLs and certain built-in losses generally is limited to the product of (i) the fair market value of the corporation's equity multiplied by (ii) the federal long-term tax exempt interest rate in effect on the date of the ownership change (as published by the IRS), subject to certain adjustments.

              We incurred an ownership change in 2005, and may incur further ownership changes, including as a result of this offering. Accordingly, our ability to utilize our NOLs is limited and may become subject to further limitations in the future.

Risks Related to this Offering

Before this offering, there was no public market for our common stock and there can be no assurance that an active trading market for our common stock will develop.

              Prior to this offering, there was no public market for our common stock. The initial public offering price of the common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price for our common stock in the future. There can be no assurance that an active trading market for our common stock will develop or be sustained after the offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline significantly.

              In response to general economic and market conditions and their effect on various industries, securities markets worldwide experience significant price and volume fluctuations. If a trading market in our common stock develops, this market volatility could cause the price of our common stock to decline significantly and without regard to our operating performance. In addition, the market price of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of public investors or market analysts that cover our company.

              Some specific factors that may have a significant effect on the market price of our common stock include:

  •
  actual or anticipated fluctuations in our operating results;

  •
  actual or anticipated changes in our growth rates or our competitors' growth rates;

  •
  conditions in the markets in which we compete;

  •
  conditions in the financial markets in general or changes in general economic conditions;

  •
  our ability to raise additional capital;

  •
  changes in market prices for our services and our products; and

  •
  changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

              As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of the shares of our common stock.

              Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of our equity securities.

              Upon consummation of this offering, there will be             shares of common stock outstanding. The shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining             shares of common stock outstanding, including the shares owned by our existing equity investors, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We and certain existing equity investors holding             shares have agreed to a "lock-up," meaning that neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Further, pursuant to the terms of the registration rights agreement with certain of our existing stockholders, if any of such stockholders sell shares of common stock in this offering, all such stockholders are required to lock-up their shares for 120 days. Following the expiration of these lock-up periods, all of the             shares of our common stock subject to the lock-up will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, existing equity investors holding             shares have registration rights with respect to the common stock that they will retain following this offering. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

              We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock or the number of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock or other securities in connection with any such acquisitions and investments. Any or all of these occurrences could depress the trading prices of our securities.

We do not anticipate paying dividends for the foreseeable future on our common stock.

              We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings to fund our growth. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. Therefore, you may not receive a return on your investment in our common stock by receiving a payment of dividends.

The book value of shares of common stock purchased in the offering will be immediately diluted and may be subject to additional dilution in the future.

              The initial public offering price per share of our common stock is considerably higher than our adjusted net tangible book value per share immediately after the offering. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase common stock in the offering will be diluted by $            per share after giving

effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus) and the sale of up to             million shares to the underwriters pursuant to their over-allotment option. If we grant options in the future to our employees, and those options are exercised or other issuances of common stock are made, there will be further dilution.

We will incur increased costs as a result of being a public company.

              As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the New York Stock Exchange, or NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that being a public company will make it more expensive for us to hire directors and to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Further, we may need to hire additional accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. Although we expect these additional expenses will range between $1.0 million and $3.0 million annually, we cannot fully predict or estimate the amount of additional costs we may incur or the timing of such costs. Any of these expenses could harm our business, operating results and financial condition.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

              As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition or results of operations.

Antitakeover provisions in our charter documents and our credit facility could prevent a sale of our business to a third party.

              It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders. Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change of control of our company that a stockholder may consider favorable. These provisions include the following:

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  •
  limiting who may call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders; and

  •
  establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at a stockholder meeting.

              In addition, the documents governing our credit facility impose, and we anticipate documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. Under these documents, the occurrence of a change of control transaction would constitute an event of default permitting acceleration of the indebtedness.

Following the consummation of this offering, certain of our existing equity investors will collectively be able to exercise substantial influence over matters requiring stockholder approval and board approval and their interests may diverge from the interests of the other holders of our common stock.

              Following the consummation of this offering, affiliates of Highland Capital Management, Contrarian Capital Management, JPMorgan Chase & Co. and GSC Group will beneficially own            %,            %,             % and            %, respectively, of our outstanding shares of common stock. As a result, these stockholders collectively exercise substantial influence over matters requiring stockholder approval, including decisions about our capital structure. The interests of such stockholders may conflict with your interests as a holder of common stock. In addition, these stockholders entered into a voting agreement with Safety-Kleen. In accordance with the voting agreement, Highland Capital Management is currently entitled to designate two directors to our board of directors and Contrarian Capital Management, JPMorgan Chase & Co. and GSC Group are each entitled to designate one director. Highland's designees to our board are Patrick H. Daugherty and Gregory J. Stuecheli, Contrarian's designee is Jason Mudrick, and GSC Group's designee is Matthew Kaufman. JPMorgan has elected to designate a board observer in lieu of designating a director. The voting agreement will expire in accordance with its terms upon the consummation of this offering. See "Certain Relationships and Related Party Transactions—Voting Agreement." Until such time as such directors resign, are removed or are not re-elected, directors designated by such stockholders will collectively be able to exercise substantial influence over matters requiring board approval.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, all of which are difficult to predict and any of which could cause actual results to differ materially from the expectations of future results expressed or implied in such forward-looking statements.

              Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including, among others:

  •
  general economic and business conditions and industry trends, including the strength of the industries in which we and our customers are involved;

  •
  changes in the price of oil and other commodities and interest rates;

  •
  inherent uncertainties in our ability to execute our business strategies to grow revenue and improve profitability, including our ability to increase our market share in the parts cleaning business, increase the scale of our oil services business, expand our customer base, increase the penetration of our existing customers, expand our service offerings, develop new products and grow through acquisitions;

  •
  the risk that we may not be able to retain existing customers or obtain new customers;

  •
  our future financial performance, including availability, terms and deployment of capital;

  •
  the highly competitive nature of the markets which we serve;

  •
  availability of qualified personnel;

  •
  changes in, or our failure or inability to comply with, government regulations and adverse outcomes from regulatory proceedings;

  •
  our inability to obtain regulatory or other necessary approvals to operate our network and grow our business; and

  •
  potential liabilities and expenditures related to environmental laws and regulations.

              The words "may," "will," "should," "could," "would," "predicts," "potential," "continue," "future," "estimates," "expect," "intend," "plan," "believe," "project," "anticipate," and similar terms and phrases, including references to assumptions, identify forward-looking statements in this prospectus.

              We do not undertake any responsibility to publicly update or revise any forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

              Based on an assumed initial public offering price of $            per share of common stock (the midpoint of the range shown on the cover of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $             million after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range shown on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these proceeds for general corporate purposes, including to fund working capital and capital expenditures and possibly to make acquisitions. We will not receive any proceeds from the sale of             shares to be sold by the selling stockholders.

DIVIDEND POLICY AND RESTRICTIONS

              We do not plan to pay cash dividends on our common stock for the foreseeable future. The payment of any dividends by us and the amount of any such dividends will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors. In addition, our credit facility also restricts our ability to pay dividends, and the instruments governing our future debt will likely restrict our ability to pay dividends.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of April 19, 2008:

  •
  on an actual basis;

  •
  on an as adjusted basis as if this offering, including our receipt of the net proceeds therefrom, as described under "Use of Proceeds," had occurred on that date.

              You should read the information in this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	As of April 19, 2008
	Actual	As Adjusted(5)
	(in thousands, except share data)
Cash and cash equivalents	$4,180	$

Indebtedness:
Credit facility(1)
Term loan	$226,550		$226,550
Revolver(2)	—		—
Capital lease obligations	32,694		32,694

Total indebtedness, including current portion, and capital lease obligations	$259,244		$259,244

Stockholders' equity:
Preferred stock ($0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted)	$—		$—
Common stock ($0.01 par value, 75,000,000 shares authorized; 34,276,761 shares issued and outstanding, actual; shares issued and outstanding, as adjusted)(3)(4)	343
Paid-in capital	444,025
Accumulated other comprehensive income (loss)	9,634		9,634
Accumulated deficit	(289,696)		(289,696)

Total stockholders' equity	$164,306	$

Total capitalization	$423,550	$

(1)
Does not include $54.3 million of pre-funded letters of credit issued but not drawn under the credit facility.

(2)
As of April 19, 2008, we had $100.0 million available for additional borrowings under our revolver.

(3)
Excludes 4,814,145 shares reserved and available for future grant or issuance under the Safety-Kleen Equity Plan, of which options to purchase 3,213,400 shares at a weighted average exercise price of $5.74 per share and 466,250 restricted stock units had been granted and were outstanding as of April 19, 2008.

(4)
We expect to complete a            for            stock split of our common stock to be effected prior to the completion of this offering. All share amounts have been retroactively adjusted to give effect to this stock split.

(5)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, paid-in capital, total stockholders' equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

              Dilution is the amount by which the initial public offering price per share paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities from our tangible assets (total assets less our intangible assets) and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

              Our net tangible book value as of April 19, 2008 was approximately $47.7 million, or $1.39 per share of common stock. After giving effect to our receipt and intended use of approximately $             million of estimated net proceeds (after deducting estimated underwriting discounts and commissions and offering expenses payable by us) from our sale of common stock in this offering based on an assumed initial public offering price of $            per share of common stock (the midpoint of the range set forth on the cover page of this prospectus) our as adjusted net tangible book value as of April 19, 2008 would have been approximately $             million, or $            per share of common stock. This represents an immediate increase in net tangible book value of $            per share of our common stock to existing stockholders and an immediate dilution of $            per share of our common stock to new investors purchasing shares of common stock in this offering. Shares sold by existing stockholders in this offering have no effect on this calculation.

              The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of April 19, 2008	$1.39
Increase in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share after giving effect to the offering

Dilution in net tangible book value per share to new investors		$

              A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) our as adjusted net tangible book value by $             million, as adjusted net tangible book value per share after this offering by $            per share, and the dilution per share to new investors by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

              The following table sets forth on an as adjusted basis as of April 19, 2008, assuming no exercise of the underwriters' over-allotment option:

  •
  the total number of shares of our common stock owned by our existing stockholders and the total number of shares of our common stock to be owned by the new investors purchasing shares of common stock in this offering;

  •
  the total consideration paid by our existing stockholders and to be paid by the new investors purchasing shares of common stock in this offering; and

  •
  the average price per share of common stock paid by our existing stockholders (cash and stock) and the average price per share of common stock to be paid by new investors

    purchasing shares of common stock in this offering (assuming an initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus).

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

              The preceding tables exclude 4,814,145 shares reserved and available for future grant or issuance under the Safety-Kleen Equity Plan, of which options to purchase 3,213,400 shares at a weighted average price of $5.74 per share and 466,250 restricted stock units had been granted and were outstanding as of April 19, 2008. Assuming these options and restricted stock units fully vest and all the options are exercised, the effect would be a decrease of our pro forma net tangible book value per share after this offering by                         per share, and the dilution to new investors in this offering would increase by                        per share, assuming the underwriters do not exercise their over-allotment option to purchase additional shares.

              Upon emergence from bankruptcy in 2003, certain creditors of our predecessor company received shares of our common stock in satisfaction of their claims in the bankruptcy. These creditors constituted all of our shareholders upon emergence. Many of our existing stockholders were our predecessor company's creditors. In addition, in August 2006, we undertook a recapitalization which included a $100.0 million rights offering to our stockholders existing at such time to purchase shares of our common stock for $11.00 per share. We received $96.6 million from the subscribers in the rights offering, net of offering costs of $3.4 million. The offering costs were primarily paid to certain of our stockholders to ensure full subscription to the rights offering.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

              The following table presents selected historical financial and operating data as of and for the fiscal years ended December 31, 2004, December 31, 2005, December 30, 2006 and December 29, 2007, for us after our emergence from bankruptcy and has been derived from our audited consolidated financial statements. The selected historical consolidated financial and operating data as of and for the fiscal year ended August 31, 2003 for our predecessor company prior to our emergence from bankruptcy have been derived from our predecessor company's audited consolidated financial statements. In December 2003, our predecessor company changed its fiscal year-end from August 31 to December 31, effective in 2003. As a result, the selected historical financial and operating data below includes the four-month period from September 1, 2003 through December 31, 2003, which has also been derived from our predecessor company's audited consolidated financial statements.

              The selected historical condensed consolidated financial information as of and for the quarters ended April 21, 2007 and April 19, 2008 is unaudited, has been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for such period and our financial condition at such date. The financial information for the quarter ended April 19, 2008 is not necessarily indicative of the results to be expected for any other interim period or the full fiscal year.

              The information in the following table should be read together with our audited consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all as included elsewhere in this prospectus.

              In connection with our emergence from bankruptcy on December 24, 2003, all conditions required for adoption of fresh start accounting were met when our predecessor company's Plan of Reorganization became effective and our predecessor company ceased to exist. As of December 31, 2003, we adopted fresh start accounting in accordance with Statement of Position ("SOP") 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. As a result, all assets and liabilities of our predecessor company were restated to reflect their respective fair values and became the new basis for our consolidated balance sheet as of December 31, 2003. Our balance sheet is that of a new reporting entity and is not comparable to the consolidated balance sheet of our predecessor company, nor is our predecessor company's operating data comparable to our operating data.

	Predecessor Company		Successor Company
							Fiscal Quarters Ended
			Fiscal Years Ended
	Fiscal Year Ended August 31, 2003	For the Four Months Ended December 31, 2003
			December 31, 2004	December 31, 2005	December 30, 2006	December 29, 2007	April 21, 2007	April 19, 2008
	(in thousands, except per share data)		(in thousands, except per share data)
Income Statement Data
Revenues	$851,220	$285,370	$867,261	$925,111	$1,002,243	$1,072,967	$309,528	$351,795

Operating expense	683,681	232,043	728,104	773,037	828,461	891,768	258,589	298,486
General and administrative expense	179,019	58,346	112,575	95,644	87,392	75,649	25,542	23,974
Depreciation and amortization	82,091	24,157	85,122	77,543	77,943	68,637	21,236	20,465
Impairment of long-lived assets	—	—	—	26,176	1,573	—	—	—
Interest expense	8,106	3,653	61,746	59,226	41,260	24,683	7,814	6,960
Extinguishment of debt	—	—	—	16,548	33,107	—	—	—
Reorganization items	230,517	(2,514,516)	—	—	—	—	—	—
Other expense (income)—net	(109,549)	5,746	(16,255)	(1,840)	2,146	5,140	507	(770)

Total expenses	1,073,865	(2,190,571)	971,292	1,046,334	1,071,882	1,065,877	313,688	349,115

Income (loss) before income taxes and cumulative effect of change in accounting principle	(222,645)	2,475,941	(104,031)	(121,223)	(69,639)	7,090	(4,160)	2,680
Income tax benefit (expense)	4,318	15,728	3,674	(2,643)	(3,728)	(2,598)	(605)	2,516

Income (loss) before cumulative effect of change in accounting principle	(218,327)	2,491,669	(100,357)	(123,866)	(73,367)	4,492	(4,765)	5,196
Cumulative effect of change in accounting principle	(4,011)	—	—	—	—	—	—	—

Net income (loss)	$(222,338)	$2,491,669	$(100,357)	$(123,866)	$(73,367)	$4,492	$(4,765)	$5,196

Income (loss) before cumulative effect of change in accounting principle per common share
Basic	N/A	N/A	$(4.05)	$(4.96)	$(2.49)	$0.13	$(0.14)	$0.15

Diluted	N/A	N/A	$(4.05)	$(4.96)	$(2.49)	$0.12	$(0.14)	$0.14

Net income (loss) per common share
Basic	N/A	N/A	$(4.05)	$(4.96)	$(2.49)	$0.13	$(0.14)	$0.15

Diluted	N/A	N/A	$(4.05)	$(4.96)	$(2.49)	$0.12	$(0.14)	$0.14

Weighted average common shares outstanding
Basic	N/A	N/A	25,003	25,154	29,747	34,627	34,589	34,743

Diluted	N/A	N/A	25,003	25,154	29,747	36,999	34,589	37,017

Other Data
Capital expenditures(1)	$42,460	$35,482	$25,570	$39,419	$11,169	$12,436
Acquisitions	—	—	20,182	40,078	3,578	5,555
Adjusted EBITDA(2)	28,256	53,636	94,807	116,594	30,296	31,864

	Predecessor Company		Successor Company
	As of		As of
	August 31, 2003	December 31, 2003	December 31, 2003	December 31, 2004	December 31, 2005	December 30, 2006	December 29, 2007	April 19, 2008
	(in thousands)		(in thousands)
Balance Sheet Data
Assets
Cash and cash equivalents	$42,849	$21,680	$15,755	$4,744	$2,033	$2,669	$2,748	$4,180
Total current assets	321,828	218,093	230,920	228,793	246,613	232,499	244,116	230,328
Total assets	1,290,319	1,254,220	887,554	819,343	726,859	672,273	704,875	679,196
Liabilities and stockholders' equity (deficit)
Total current liabilities	733,366	721,388	220,425	214,206	209,200	192,906	199,251	172,468
Long-tem debt—including current portion	117,194	114,092	230,208	265,095	336,615	255,140	278,252	259,244
Minority interest	—	—	10,000	10,000	10,000	—	—	—
Stockholders' equity (deficit)	(2,144,537)	(2,182,914)	336,700	241,395	120,903	146,189	159,415	164,306

(1)
Excludes capital expenditures acquired through capital lease obligations or included in accounts payable of $9.0 million, $7.1 million, $13.7 million, $12.8 million, $2.9 million and $0.7 million for fiscal years 2004, 2005, 2006 and 2007 and for the fiscal quarters ended April 21, 2007 and April 19, 2008, respectively.

(2)
Adjusted EBITDA is a non-GAAP financial measure. We are required by our credit facility to calculate Adjusted EBITDA (referred to as "Consolidated EBITDA" in our credit facility) in accordance with the definition provided for in our credit facility. Based on our results of operations for fiscal years 2004, 2005, 2006 and 2007, and for the fiscal quarters ended April 21, 2007 and April 19, 2008, to calculate Adjusted EBITDA, we start with our net income (loss) for such period, calculated in accordance with GAAP, and add back the following expenses and charges to the extent such items were deducted in calculating net income (loss): interest expense, income tax expense, depreciation and amortization expense, impairment of long-lived assets, loss on extinguishment of debt, stock-based compensation expense, provision (benefit) for vacation expense, provision (benefit) for environmental liabilities, charges related to the termination of a third-party information technology services contract; and we also eliminate the amounts set forth in the "other (income) expense" line item of the income statement in our financial statements. The actual definition of Adjusted EBITDA under our credit facility is more detailed; however, the adjustments to net income (loss) described in the previous sentence were the only adjustments applicable to the calculation of Adjusted EBITDA pursuant to its definition for fiscal years 2004, 2005, 2006, 2007 and for the fiscal quarters ended April 21, 2007 and April 19, 2008. For the full definition of Adjusted EBITDA, see "Description of Senior Secured Credit Facility."

We and the lenders under our credit facility believe that Adjusted EBITDA is a useful measure, and we believe that it is a useful measure for our investors, because it is an important indicator of our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and fund future growth. Additionally, covenants in our credit facility contain ratios based on this measure. If our Adjusted EBITDA were to decline below certain levels, covenants in our credit facility that are based on our Adjusted EBITDA, including our minimum interest coverage ratio and maximum leverage ratio covenants, may be violated and could prevent us from borrowing under the facility and in certain circumstances could cause a default or mandatory prepayment under our credit facility. Under our credit facility, we are required to maintain an interest coverage ratio, which is the ratio of our Adjusted EBITDA to cash interest expense for the four prior fiscal quarters, of at least 2.5 to 1.0, which will increase to 3.0 to 1.0 beginning in fiscal year 2009. For the four fiscal quarter period ended April 19, 2008, our interest coverage ratio was 5.5 to 1.0. Under our credit facility, we are also required to maintain a leverage ratio that is not more than 4.5 to 1.0. The leverage ratio is the ratio of our Consolidated Indebtedness (as defined in our credit facility) to our Adjusted EBITDA for the four prior fiscal quarters after giving pro forma effect to any acquisitions and dispositions that may have occurred during that period. As of April, 19, 2008, we were in compliance with our maximum leverage ratio covenant. Under the credit facility, our leverage ratio is also used to determine the applicable interest rate margin for borrowings under the revolver. For further discussion regarding these ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outstanding Debt and Existing Financing Arrangements—Certain ratio covenants."

Our management also uses Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period and a comparison of our operating performance against that of other companies. Our management believes that an analysis of our operating performance using GAAP financial measures in conjunction with Adjusted EBITDA provides a more complete understanding of our operating performance and the factors and trends affecting our business than would an analysis using only GAAP financial measures. We believe Adjusted EBITDA assists our board of directors, management and investors in analyzing our operating performance because:

•
it excludes items that are generally outside the control of our management team (such as income taxes, provision (benefit) for environmental liabilities, and impairment of long-lived assets);

•
it provides for greater comparability of our operating performance on a consistent basis from period to period by excluding the impact of our recapitalization and refinancing during fiscal years 2005 and 2006 (primarily loss on extinguishment of debt) and unusual items that we do not expect to continue at the same level in the future (charges related to the termination of a third-party information technology services contract); and

•
it provides for greater comparability of our operating performance against the operating performance of other companies because it excludes items that can differ significantly from company to company depending on long-term strategic decisions regarding a company's capital structure and asset base (primarily interest expense, amortization of debt issuance costs and depreciation and amortization).

The human resources and compensation committee of our board of directors and our senior management also use Adjusted EBITDA as the primary metric to determine bonus compensation levels for senior management and other employees. See "Compensation Discussion and Analysis."

Adjusted EBITDA is not a measure calculated in accordance with GAAP and should not be considered a substitute for, or more meaningful than, net income (loss), operating income (loss), cash flows from operations or any other measure of financial performance or liquidity reported in accordance with GAAP. Because not all companies use identical calculations, the presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

              The following table shows the calculation of our Adjusted EBITDA for the periods indicated.

	Fiscal Years Ended				Fiscal Quarters Ended
	December 31, 2004	December 31, 2005	December 30, 2006	December 29, 2007	April 21, 2007	April 19, 2008
	(in thousands)
Net income (loss)	$(100,357)	$(123,866)	$(73,367)	$ 4,492	$(4,765)	$5,196
Adjustments:
Interest expense	61,746	59,226	41,260	24,683	7,814	6,960
Income tax (benefit) expense	(3,674)	2,643	3,728	2,598	605	(2,516)
Depreciation and amortization	85,122	77,543	77,943	68,637	21,236	20,465
Impairment of long-lived assets	—	26,176	1,573	—	—	—
Loss on extinguishment of debt	—	16,548	33,107	—	—	—
Stock-based compensation expense	1,754	2,063	4,559	4,110	1,424	753
Provision (benefit) for vacation expense	148	169	399	(263)	903	823
Provision (benefit) for environmental liabilities	(228)	(5,026)	3,459	4,686	854	953
Charges related to the termination of a third-party IT services contract(a)	—	—	5,542	2,511	1,718	—
Other expense (income)—net(b)	(16,255)	(1,840)	(3,396)	5,140	507	(770)

Adjusted EBITDA	$28,256	$53,636	$ 94,807	$116,594	$30,296	$31,864

(a)
Charges in fiscal year 2006 primarily represent one-time fees associated with terminating ongoing services provided under a third-party information technology services contract and were included in the "other (income) expense—net" line item in our consolidated statements of operations. Charges in fiscal year 2007 represent duplicative expenses associated with the third-party information technology services contract during our transition to new providers and were recorded as general and administrative expenses in our consolidated statements of operations.

(b)
The "other expense (income)—net" line item for fiscal year 2006 in this table does not agree with the "other expense (income)—net" line item of our consolidated statement of operations because it excludes the $5.5 million charge set forth in the "charges related to the termination of a third-party IT services contract" line item above. See footnote (a) above.

              In addition, for further information, the following table reconciles our Adjusted EBITDA to net cash flows provided by operating activities for the periods indicated.

	Fiscal Years Ended				Fiscal Quarters Ended
	December 31, 2004	December 31, 2005	December 30, 2006	December 29, 2007	April 21, 2007	April 19, 2008
	(in thousands)
Net cash provided by operating activities	$9,272	$17,201	$92,868	$66,269	$10,247	$26,267
Adjustments
Interest expense	61,746	59,226	41,260	24,683	7,814	6,960
Non-cash interest expense	(32,465)	(20,217)	(11,979)	—	—	—
Amortization of debt discount and debt issuance costs	(2,332)	(6,962)	(5,558)	(696)	(210)	(215)
Gain (loss) on derivative instrument	—	—	1,569	(1,275)	(328)	(544)
Changes in working capital	26,831	16,867	(23,605)	22,367	11,110	1,879
Provision for uncollectible accounts—net	(6,357)	(1,271)	(3,106)	(5,427)	(1,739)	(1,311)
Income tax (benefit) expense	(3,674)	2,643	3,728	2,598	605	(2,516)
Deferred income taxes	468	(2,958)	(1,735)	(565)	—	(211)
Provision (benefit) for vacation expense	148	169	399	(263)	903	823
Proceeds from legal settlements	(21,601)	(6,117)	(1,750)	—	—	—
Gain on legal settlements	25,101	5,566	—	—	—	—
Other expense (income)—net	(28,653)	(5,485)	(6,285)	1,706	(678)	(221)
Provision (benefit) for environmental liabilities	(228)	(5,026)	3,459	4,686	854	953
Charges related to the termination of a third-party IT services contract	—	—	5,542	2,511	1,718	—

Adjusted EBITDA	$28,256	$53,636	$94,807	$116,594	$30,296	$31,864

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

              The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see "Cautionary Statement Regarding Forward-Looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

Overview

              Safety-Kleen is the leading provider of used oil collection, re-refining and recycling, and parts cleaning services in North America, and is also a market leader in providing a comprehensive set of other environmental solutions, such as containerized waste services, vacuum services and total project management services. Our broad set of environmentally-responsible products and services ensures the responsible collection, processing, re-refining, recycling and third-party disposal of hazardous and non-hazardous materials. Our North American network (including branches, recycling centers, distribution centers, oil terminals, accumulation centers and re-refineries) is the largest in the industry, consisting of over 200 facilities in the United States, Canada and Mexico and logistics capabilities supported by a fleet of trucks, rail cars and barges.

              During fiscal year 2007, we serviced approximately 330,000 customer locations across a wide variety of industries, including the manufacturing, automotive and governmental sectors. Our customers in fiscal year 2007 included approximately 420 of the Fortune 500, as well as over 300,000 small- to medium-sized businesses, most of which require two or more of the services we offer. Due to the recurring requirements of our customers, we averaged approximately 64,000 service calls per week in fiscal year 2007. As a result of these regular service and maintenance contacts, we are well-positioned to cross-sell new and existing services and related products and to become the complete solutions provider for our customers' industrial cleaning and environmental service needs.

Recent Developments

              Acquisition.    In December 2007, we acquired certain assets and assumed certain liabilities of Advanced and United for a purchase price of $38.6 million. We made this acquisition to expand our presence in the Northeastern region of the United States and to significantly expand our used oil operations. The acquisition included three oil collection facilities in Connecticut, Rhode Island and New Hampshire, which provided us with approximately 6.5 million additional gallons of tank storage and approximately 15 million additional gallons of oil collection volume per year. The acquisition also provided us with approximately 6,000 additional installed parts washers.

              Divestitures.    On March 21, 2008, we sold our containerized dry cleaning and wastewater treatment facility in Hebron, Ohio and our recycling facility in Chicago, Illinois to Clean Harbors for an aggregate purchase price of $12.5 million, including Clean Harbors' assumption of $3.3 million of environmental liabilities. These facilities were underutilized and primarily dedicated to non-core lines of business, and by selling them we expect to improve asset utilization.

Components of Revenues and Expenses

    Revenues

              We generate our revenues from the following product and service offerings:

    Oil Services and Products

  •
  Revenues from oil and oil products are derived from the sale of high quality lubricating oils which are re-refined and recycled from used oil, which is also called waste oil. These lubricating oils are the same quality as products refined from crude oil and meet the performance standards set by the American Petroleum Institute. Our lubricating oils are either blended into products such as motor oil or hydraulic oil and are then sold to distributors and other industrial customers or sold as base lubricating oils to compounding and blending companies. The price of our re-refined oil products is affected by the changes in the reported spot market prices of oil as reflected in the Independent Commodity Information Services—London Oil Reports, or the ICIS-LOR rate, which is quoted weekly for base lubricating oil in Europe, Asia and North America. If the ICIS-LOR rate increases, we generally would charge a higher price for our re-refined products. Similarly, if the ICIS-LOR rate falls, the selling prices of our base and blended products tend to decline.

  •
  Revenues from oil and oil products are also derived from sales of RFO. RFO is used oil that has been dehydrated, chemically treated and filtered to remove contaminants. We sell RFO to industrial plants, asphalt plants, cement kilns and pulp and paper companies. Our customers burn RFO to operate their own facilities, in lieu of alternate fuels such as natural gas, diesel and Platt's No. 2 Gulf Coast Oil. According to the DOE Study, burning RFO for energy recovery is a more environmentally desirable method of used oil management than disposing of used oil by incineration or land filling. However, re-refining used oil is the EPA's preferred method of used oil management, according to its report "Managing Used Oil: Advice for Small Businesses," which is available on the EPA's website. The amount we charge our customers for RFO is affected by changes in the U.S. Gulf Coast No. 6—3% oil index, or the 6-oil index, which is an index measuring changes in the price of heavy fuel oil, and also the cost of natural gas. An increase in the 6-oil index generally translates into a higher per gallon price for our RFO. Higher natural gas prices tend to increase demand for our RFO as some of our customers will shift to burning RFO instead of natural gas. Conversely, lower natural gas prices tend to decrease demand for RFO as an alternate fuel source.

  •
  Revenues from oil collection services represent fees from collecting used lubricating oil from automobile and truck dealers, automotive garages, oil change outlets, service stations, industrial plants and other businesses. In the past few years, our revenue from oil collection services has declined as the increase in oil commodity prices has led to the increase in the price of and the demand for used oil. While in the past we charged customers to collect and remove their used oil, most customers now require us to pay them for their used oil. However, we continue to charge customers to collect their used oil in circumstances where such used oil is high in water content or is otherwise of a poor quality. If oil prices drop sufficiently, our revenues from oil collection services may increase.

    Industrial Cleaning

  •
  Revenues from parts cleaning services include fees charged to customers to clean and maintain parts washer equipment and remove and replace the used cleaning fluids. Our parts cleaning customers include automotive repair stations, car and truck dealers, engine repair shops, fleet maintenance shops and other automotive, retail and repair and industrial businesses. The majority of the parts washers that we service are owned by us which we place on our customers' premises, but we also sell parts washer equipment and provide services to customers who own their parts washers. We provide recurring services on these parts washers, with an average service interval for all our customers of 12 weeks. In addition, in fiscal year 2007, approximately 46% of our customers were under contract.

  •
  Revenues from allied products represent sales of products that are offered by us, including our Safety-Kleen branded products, as an addition to our core products and services that are used to meet our customers' cleaning and waste management needs, such as degreasers, glass cleaners, thinners, hand cleaners, floor cleaners, windshield washer fluid, mats, spill kits and absorbents.

    Environmental Services

  •
  Revenues from containerized waste services represent fees charged for the removal of waste products that our customers cannot or do not want to dispose of through conventional disposal facilities. Fees vary depending on the type of waste and the respective disposal outlet. Examples of these waste products include paints, inks, used oil filters, gasoline filters, gasoline, brake fluid, fluorescent bulbs, absorbents and other similar waste materials.

  •
  Revenues from vacuum services represent fees charged for the use of our specialized vacuum trucks to remove residual oily water and sludge and other fluids from our customers' oil/water separators, collection tanks and sumps.

  •
  Revenues from total project management represent fees charged for the service of selecting and managing pre-qualified third party contractors to provide service to our customers, such as chemical packing, on-site waste management, remediation, compliance training and emergency spill response.

  •
  Revenues from other services consist of fees charged for handling waste streams associated with bulk shipments, imaging services, dry cleaning services and recovered chemical sales.

              Our industrial cleaning and environmental services revenues are affected by competition based primarily on quality of service, price, efficiency, safety and innovative products. We believe our smaller customers are more sensitive to price than the other factors on which we compete. Consequently, while we believe our size and expertise provide advantages to our customers, we can lose customers to competitors who compete primarily on price.

    Operating Expenses

              Operating expenses consist of direct costs of removing and properly managing disposal of waste products generated by our customers; costs of materials, including used oil, additives used in producing re-refined oil products, allied products and products consumed in our parts cleaning services and waste services; operating salaries and employee-related benefits for operations personnel; transportation costs related to movements of various waste streams by third parties; costs associated with maintaining our infrastructure; costs associated with our vehicle service fleet, such as leasing, maintenance, fuel, licenses and permits; utilities and property related costs; and other operating costs, such as insurance, travel, advertising and marketing, general supplies, and equipment rentals.

              Our operating expenses are affected by changes in various commodity indices, including crude, natural gas quoted on the New York Mercantile Exchange, or NYMEX, and the 6-oil index. For example, if the price for crude increases, the cost of solvent, additives used in the production of blended oil products, fuel cost for fleet and transportation cost from third party providers will generally increase. Similarly, if the price of crude falls, these costs may also decline. An increase in certain

NYMEX-quoted commodity rates will result in an increase in utility expense at our re-refineries and recycling centers because these facilities generally use large quantities of natural gas for fuel.

              Our North American network, including our facilities, fleet and personnel, subjects us to high fixed costs, which makes our margins and earnings sensitive to changes in revenues. In periods of declining demand, our high fixed cost structure may limit our ability to reduce costs or may result in reduced operating margins and potentially operating losses.

    General and Administrative Expenses

              Our general and administrative expenses mainly consist of salaries and other employee-related benefits for our executive, administrative, legal, financial and information technology personnel, as well as outsourced and professional services, rent, utilities, and related expenses at our headquarters, bad debt expense and certain taxes.

              We will incur higher general and administrative expenses as a public company after the consummation of this offering. These expenses will include additional accounting and finance expenses, audit fees, legal fees and corporate governance expenses, exchange listing fees, transfer agent and stockholder-related fees, and increased premiums for director and officer liability insurance coverage. We expect that we will incur additional expenses in the range of $1.0 million to $3.0 million annually.

    Depreciation and Amortization

              Depreciation and amortization represent the estimated decline in the value of our long-lived assets over the period we expect to benefit from the use of such long-lived assets. As discussed above, we emerged from bankruptcy in December 2003 with fresh start accounting. In connection with fresh start accounting, we adjusted the carrying value of our property, plant and equipment to fair value, which resulted in a net increase of $51.7 million. Of the $51.7 million, the net book value of machinery and equipment, vehicles and furniture and fixtures increased $87.6 million and the net book value of buildings and improvements decreased $35.9 million. The shift in depreciable value from assets with longer depreciable lives to assets with shorter depreciable lives significantly increased depreciation expense compared to what it would have been without fresh start accounting. Depreciation expense will remain relatively high until the fresh start accounting increase in value for the shorter depreciable assets is fully depreciated.

    Impairment of Long-lived Assets

              Impairment of long-lived assets represents the write-down of the carrying value of assets such as property, plant and equipment and other long-lived intangible assets when events indicate the carrying value of the asset may not be recoverable.

    Interest Expense

              Our interest expense includes interest on our long-term debt and capital lease obligations and amortization of deferred financing costs.

    Other Expense (Income)—Net

              Other expense (income)—net primarily represents various items, such as gain or loss on disposition of long-lived assets, gains or loss on foreign exchange transaction, interest income and legal settlements.

    Income Tax Expense (Benefit)

              Income tax expense (benefit) reflects our consolidated tax provision or tax benefit based on our income or loss from operations.

Consolidated Results of Operations

              Our fiscal year consists of thirteen 4-week periods ending on the last Saturday of December of each year. Our first quarter consists of four 4-week periods and each quarter thereafter consists of three 4-week periods.

Fiscal Quarter Ended April 19, 2008 compared to Fiscal Quarter Ended April 21, 2007

              The following table sets forth certain items included in our condensed consolidated statements of operations for the periods indicated. The quarter-to-quarter comparisons of financial results are not necessarily indicative of future results.

	Fiscal Quarter Ended April 21, 2007	% of Revenues	Fiscal Quarter Ended April 19, 2008	% of Revenues	$ Change Quarter- to-Quarter
	(dollars in thousands)
Revenues
Oil Services and Products
Oil and oil products	$102,338	33.1%	$132,459	37.7%	$30,121
Oil collection services	8,728	2.8%	8,395	2.3%	(333)

Total Oil Services and Products	$111,066	35.9%	$140,854	40.0%	$29,788

Industrial Cleaning
Parts cleaning services	$80,803	26.1%	$82,518	23.4%	$1,715
Allied products	11,851	3.8%	17,874	5.1%	6,023

Total Industrial Cleaning	$92,654	29.9%	$100,392	28.5%	$7,738

Environmental Services
Containerized waste services	$47,331	15.3%	$52,354	14.9%	$5,023
Vacuum services	22,425	7.3%	24,110	6.9%	1,685
Total project management	16,179	5.2%	16,948	4.8%	769
Other services	19,873	6.4%	17,137	4.9%	(2,736)

Total Environmental Services	$105,808	34.2%	$110,549	31.5%	$4,741

Total Revenues	$309,528	100.0%	$351,795	100.0%	$42,267

Expenses
Operating	$258,589	83.5%	$298,486	84.8%	$39,897
General and administrative	25,542	8.2%	23,974	6.8%	(1,568)
Depreciation and amortization	21,236	6.9%	20,465	5.8%	(771)
Interest expense	7,814	2.5%	6,960	2.0%	(854)
Other expense (income)—net	507	0.2%	(770)	(0.2)%	(1,277)

	$313,688	101.3%	$349,115	99.2%	$35,427

Income (loss) before income taxes	(4,160)	(1.3)%	2,680	0.8%	6,840
Income tax benefit (expense)	(605)	(0.2)%	2,516	0.7%	3,121

Net income (loss)	$(4,765)	(1.5)%	$5,196	1.5%	$9,961

    Revenues

              Revenues for the first quarter of 2008 increased $42.3 million, or 13.7%, to $351.8 million from $309.5 million for the first quarter of 2007, primarily due to volumes, prices and the effects of a weaker U.S. dollar ($5.6 million) compared to the Canadian dollar. Oil services and products contributed $29.8 million, or 70.5%, of the increase, resulting from a $30.1 million increase in oil and oil products revenues, which was partially offset by a slight decrease in oil collection services revenue. This increase in oil and oil products revenues was due to increased product pricing ($14.2 million) and increased sales volumes ($15.9 million). The increase in product pricing was a result of an overall average increase in ICIS-LOR rates and the 6-oil index. Sales volumes increased, in part, as a result of our efforts to continue to maximize our production capabilities at our re-refineries which allowed us to produce, and thus sell, more of our base lubricating products in the first quarter of 2008 than during the first quarter of 2007. Sales volumes also increased due to an increase in RFO sales primarily as a result of our acquisition of certain assets of Advanced and United in December 2007. The effects of a weaker U.S. dollar compared to the Canadian dollar contributed $3.6 million to our oil and oil products revenues, which are included in the above noted variances. The decrease in oil collection services revenues was the result of more of our customers who previously paid us to collect their used oil now requiring us to pay them for their used oil.

              We experienced an increase in parts cleaning services revenues of $1.7 million, of which $1.3 million was a result of our acquisition of certain assets of Advanced and United, with the remaining increase resulting from continued selling and marketing efforts. Due to sales initiatives, introduction of new products and the acquisition of certain assets of Advanced and United, we increased our allied products revenues by $6.0 million in the first quarter of 2008. Environmental services revenues increased $4.7 million primarily as a result of a $5.0 million increase in containerized waste services revenues and a $1.7 million increase in vacuum services, partially offset by a $2.7 million decrease in other services, as a result of a focus of our efforts on our core service offerings. Increased volumes and prices contributed to the increase in containerized waste services revenues.

    Operating Expenses

              Operating expenses for the first quarter of 2008 increased $39.9 million, or 15.4%, to $298.5 million from $258.6 million for the first quarter of 2007. Due to the overall increase in average oil commodity prices, costs associated with oil and oil products contributed approximately $19.6 million, or 49.2%, of the increase in operating expenses. As the price of oil increased, we also experienced an increase in fuel costs of $3.2 million related to our internal fleet and transportation. Additionally, other transportation costs increased by $3.1 million, primarily due to increased movements of oil and oil products. Further contributing to the increase in operating expenses was an increase in other costs, such as cost of materials and disposal costs, related to increases in prices and sales volumes. Operating salaries and employee-related benefits increased $5.5 million, primarily due to annual merit increases, the Advanced and United acquisition and commissions for our sales force. The effects of a weaker U.S. dollar compared to the Canadian dollar unfavorably impacted operating expenses by $5.4 million, the effects of which are included in the above noted variances.

    General and Administrative Expenses

              General and administrative expenses for the first quarter of 2008 decreased $1.5 million, or 6.1%, to $24.0 million from $25.5 million for the first quarter of 2007. The decrease was primarily due to a reduction of $2.7 million in outsourced and professional services. The decrease in outsourced and professional services was primarily due to costs incurred in the first quarter of 2007 as a result of the termination of certain information technology services provided by a third-party provider that were subsequently either transitioned in-house or to a lower cost provider. Partially offsetting the decrease was a favorable $1.7 million insurance settlement finalized in the first quarter of 2007.

    Depreciation and Amortization

              Depreciation and amortization expense for the first quarter of 2008 was $20.5 million compared to $21.2 million for the first quarter of 2007. The decrease was attributable primarily to property, plant and equipment that reached the end of their respective useful lives, partially offset by increased capital investment and the acquisition of certain assets of Advanced and United.

    Interest Expense

              Interest expense for the first quarter of 2008 decreased $0.8 million to $7.0 million from $7.8 million for the first quarter of 2007. The decrease was attributed primarily to lower weighted average interest rates. Our weighted average effective interest rates for 2008 and 2007 were 6.31% and 7.45%, respectively. See further discussions of our outstanding indebtedness below within "—Liquidity and Capital Resources" and our interest rate swap agreement within "—Quantitative and Qualitative Disclosures about Market Risk."

    Other Expense (Income)—Net

              Other income for the first quarter of 2008 was $0.8 million compared to other expense for the first quarter of 2007 of $0.5 million. In 2008, we recognized a net gain on dispositions of property, plant and equipment of $0.5 million, primarily due to the March 21, 2008 sale of our Hebron, Ohio and Chicago, Illinois recycle centers. In 2007, we recognized a net loss on dispositions of property, plant and equipment of $1.2 million.

    Income Tax Expense

              Income tax benefit for first quarter of 2008 was $2.5 million compared to income tax expense in the first quarter of 2007 of $0.6 million. Our effective rate has typically been different from the statutory federal tax rate of 35% primarily due to the valuation allowance reducing our net deferred tax assets. We periodically evaluate the positive and negative evidence of our net deferred tax assets to determine if it is more likely than not that the net deferred tax assets will be realized. Based on this evaluation, we determined that it is more likely than not that our net deferred tax assets as of April 19, 2008 will not be realized. Our first quarter 2008 income tax benefit was primarily due to interest income from favorable settlements with the Internal Revenue Service that we recorded within income tax expense.

Fiscal Year Ended December 29, 2007 compared to Fiscal Year Ended December 30, 2006

              The following table sets forth certain items included in our consolidated statements of operations for the periods indicated. The year-to-year comparisons of financial results are not necessarily indicative of future results.

	Fiscal Year Ended December 30, 2006	% of Revenues	Fiscal Year Ended December 29, 2007	% of Revenues	$ Change From Prior Fiscal Year
	(dollars in thousands)
Revenues
Oil Services and Products
Oil and oil products	$318,080	31.8%	$386,268	36.0%	$68,188
Oil collection services	35,335	3.5%	27,447	2.6%	(7,888)

Total Oil Services and Products	$353,415	35.3%	$413,715	38.6%	$60,300

Industrial Cleaning
Parts cleaning services	$264,952	26.4%	$264,770	24.7%	$(182)
Allied products	36,388	3.6%	40,948	3.8%	4,560

Total Industrial Cleaning	$301,340	30.0%	$305,718	28.5%	$4,378

Environmental Services
Containerized waste services	$146,820	14.7%	$150,626	14.0%	$3,806
Vacuum services	70,680	7.1%	75,142	7.0%	4,462
Total project management	55,441	5.5%	57,016	5.3%	1,575
Other services	74,547	7.4%	70,750	6.6%	(3,797)

Total Environmental Services	$347,488	34.7%	$353,534	32.9%	$6,046

Total Revenues	$1,002,243	100.0%	$1,072,967	100.0%	$70,724

Expenses
Operating	$828,461	82.7%	$891,768	83.1%	$63,307
General and administrative	87,392	8.7%	75,649	7.1%	(11,743)
Depreciation and amortization	77,943	7.8%	68,637	6.4%	(9,306)
Impairment of long-lived assets	1,573	0.1%	—	0.0%	(1,573)
Interest expense	41,260	4.1%	24,683	2.3%	(16,577)
Extinguishment of debt	33,107	3.3%	—	0.0%	(33,107)
Other expense (income)—net	2,146	0.2%	5,140	0.5%	2,994

	$1,071,882	106.9%	$1,065,877	99.4%	$(6,005)

Income (loss) before income taxes	(69,639)	(6.9)%	7,090	0.6%	76,729
Income tax expense	(3,728)	(0.4)%	(2,598)	(0.2)%	1,130

Net income (loss)	$(73,367)	(7.3)%	$4,492	0.4%	$77,859

    Revenues

              Revenues for fiscal year 2007 increased $70.8 million, or 7.1%, to $1,073.0 million from $1,002.2 million for fiscal 2006, primarily due to volumes, prices and the effects of a weaker U.S. dollar ($5.5 million) compared to the Canadian dollar. Our oil services and products contributed $60.3 million, or 85.2%, of the increase from fiscal year 2006 to fiscal year 2007, resulting from a $68.2 million increase in oil and oil products revenues, which was partially offset by a $7.9 million decrease in oil collection services revenue. This increase in oil and oil products revenues was due to increased product pricing ($26.0 million) and increased sales volumes ($42.2 million). The increase in product pricing was a result of an overall average increase in ICIS-LOR rates and the 6-oil index in fiscal year 2007 compared to fiscal year 2006. Sales volumes increased, in part, as a result of our efforts to continue to maximize our production capabilities at our re-refineries which allowed us to produce and thus sell more of our base and blended lubricating products in fiscal year 2007 as compared to fiscal year 2006. Sales volumes also increased due to an increase in RFO sales in fiscal year 2007 as compared to fiscal year 2006 primarily as a result of our acquisition of Jacobus Environmental, or Jacobus. In December 2006, we acquired certain assets of Jacobus, an oil collection company, which provided additional logistics assets and the capability to collect increased volumes of used oil in Wisconsin, Minnesota, Wyoming, South Dakota, Nebraska and Iowa. We expect our acquisition of certain assets of Advanced and United in December 2007 to contribute to our RFO sales in fiscal year 2008. The effects of a weaker U.S. dollar compared to the Canadian dollar contributed $3.4 million to our oil and oil products revenues, which are included in the above noted variances. The decrease in oil collection services revenues was the result of more of our customers who previously paid us to collect their used oil now requiring us to pay them for their used oil.

              Due to our increased selling and marketing efforts, we have been successful in reducing our market share loss in the parts cleaning market from the higher levels of losses in previous years. As a result, in fiscal year 2007, we experienced only a slight decrease in parts cleaning services revenues. Due to sales initiatives and the introduction of new products, we increased our allied products revenues by $4.6 million in fiscal year 2007. Our environmental services revenues increased $6.0 million in fiscal year 2007 as a result of revenue increases of $4.5 million in vacuum services and $3.8 million in containerized waste services. Increased volumes and prices contributed to the increase in vacuum services revenues, while increased volume was the primary reason for the containerized waste services revenues increase. These increases were partially offset by a decrease of $3.0 million in imaging services due to lower volumes as consumers migrate from film photography to digital photography.

    Operating Expenses

              Operating expenses for fiscal year 2007 increased $63.3 million, or 7.6%, to $891.8 million from $828.5 million for fiscal year 2006. Due to the overall increase in average oil commodity prices in fiscal year 2007 compared to fiscal year 2006, our costs associated with oil and oil products contributed approximately $41.8 million, or 66.0%, of the increase in operating expenses. As the price of oil increased during fiscal year 2007, we also experienced an increase in fuel costs of $1.8 million in our internal fleet and transportation costs. Operating salaries and employee-related benefits increased $12.0 million in fiscal year 2007 compared to fiscal year 2006, primarily due to annual merit increases and increased head count. The labor and benefit increases noted above were partially offset by a decrease in management incentive compensation. Further contributing to the increase in operating expenses was a $2.8 million increase in our internal fleet costs, primarily resulting from increased use of our internal fleet along with costs to maintain our older vehicles. We have continued to either replace or supplement our older fleet vehicles with newer vehicles. We have added approximately $37.5 million in new vehicles since the beginning of fiscal year 2006. The effects of a weaker U.S. dollar compared to the Canadian dollar unfavorably impacted operating expenses by $5.5 million in fiscal year 2007, the effects of which are included in the above noted variances. These increases were partially offset by a $4.7 million decrease in our insurance costs due to renegotiated rates and a reduction in premiums resulting from an increase in some of our self-insurance retention amounts.

    General and Administrative Expenses

              General and administrative expenses for fiscal year 2007 decreased $11.8 million, or 13.4%, to $75.6 million from $87.4 million for fiscal year 2006. The decrease was primarily attributable to lower professional and outsourced services as a result of management's continued effort to control these costs, which included terminating a contract with a third-party information technology service provider during fiscal year 2006. Further contributing to the decrease in general and administrative expenses was a $3.8 million decrease in management incentive compensation.

    Depreciation and Amortization

              Depreciation and amortization expense for fiscal year 2007 decreased $9.3 million to $68.6 million from $77.9 million for fiscal year 2006. The decrease was attributable primarily due to property, plant and equipment that reached the end of their respective useful lives, partially offset by increased capital investment.

    Interest Expense

              Interest expense for fiscal year 2007 decreased $16.6 million to $24.7 million from $41.3 million for fiscal year 2006. The decrease was attributed primarily to lower average balances outstanding on our long-term debt and lower average interest rates as a result of our recapitalization in August 2006. Our weighted average effective interest rates for fiscal years 2007 and 2006 were 7.4% and 10.6%, respectively. See further discussions of our outstanding indebtedness below within "—Liquidity and Capital Resources" and our interest rate swap agreement within "—Quantitative and Qualitative Disclosures about Market Risk."

    Other Expense (Income)—Net

              Other expense (income)-net for fiscal year 2007 increased $3.0 million to $5.1 million of other expense from $2.1 million for fiscal year 2006. The increase in other expense was driven by the negative effects of foreign exchange rates as the Canadian dollar continued to strengthen against the U.S. dollar during fiscal year 2007 and $3.6 million of income from the resolution of certain bankruptcy matters in fiscal year 2006. In fiscal years 2007 and 2006, we recognized losses on dispositions of property, plant and equipment of $3.4 million and $3.2 million, respectively. In fiscal year 2006, we had termination costs of $5.5 million related to a third-party information technology provider.

    Income Tax Expense

              Income tax expense for fiscal year 2007 decreased $1.1 million to $2.6 million from $3.7 million for fiscal year 2006. Our effective income tax rates in fiscal years 2007 and 2006 were 36.6% and 5.4%, respectively. The primary difference between our effective rate and the statutory federal tax rate of 35% was our valuation allowance reducing our net deferred tax assets. We periodically evaluate the positive and negative evidence of our net deferred tax assets to determine if it is more likely than not that the net deferred tax assets will be realized. Based on this evaluation, we determined that it is more likely than not that our net deferred tax assets as of December 29, 2007 will not be realized. Our fiscal year 2007 income tax expense was offset by interest income from favorable settlements with the Internal Revenue Service that we record within income tax expense.

Fiscal Year Ended December 30, 2006 compared to Fiscal Year Ended December 31, 2005

              The following table sets forth certain items included in our consolidated statements of operations for the periods indicated. The year-to-year comparisons of financial results are not necessarily indicative of future results.

	Fiscal Year Ended December 31, 2005	% of Revenues	Fiscal Year Ended December 30, 2006	% of Revenues	$ Change from Prior Fiscal Year
	(dollars in thousands)
Revenues
Oil Services and Products
Oil and oil products	$237,773	25.7%	$318,080	31.8%	$80,307
Oil collection services	42,363	4.6%	35,335	3.5%	(7,028)

Total Oil Services and Products	$280,136	30.3%	$353,415	35.3%	$73,279

Industrial Cleaning
Parts cleaning services	$270,183	29.2%	$264,952	26.4%	$(5,231)
Allied products	31,650	3.4%	36,388	3.6%	4,738

Total Industrial Cleaning	$301,833	32.6%	$301,340	30.0%	$(493)

Environmental Services
Containerized waste services	$151,738	16.4%	$146,820	14.7%	$(4,918)
Vacuum services	67,570	7.3%	70,680	7.1%	3,110
Total project management	51,985	5.6%	55,441	5.5%	3,456
Other services	71,849	7.8%	74,547	7.4%	2,698

Total Environmental Services	$343,142	37.1%	$347,488	34.7%	$4,346

Total Revenues	$925,111	100.0%	$1,002,243	100.0%	$77,132

Expenses
Operating	$773,037	83.6%	$828,461	82.7%	$55,424
General and administrative	95,644	10.3%	87,392	8.7%	(8,252)
Depreciation and amortization	77,543	8.4%	77,943	7.8%	400
Impairment of long-lived assets	26,176	2.8%	1,573	0.1%	(24,603)
Interest expense	59,226	6.4%	41,260	4.1%	(17,966)
Extinguishment of debt	16,548	1.8%	33,107	3.3%	16,559
Other expense (income)—net	(1,840)	(0.2)%	2,146	0.2%	3,986

	$1,046,334	113.1%	$1,071,882	106.9%	$25,548

Loss before income taxes	(121,223)	(13.1)%	(69,639)	(6.9)%	51,584
Income tax expense	(2,643)	(0.3)%	(3,728)	(0.4)%	(1,085)

Net loss	$(123,866)	(13.4)%	$(73,367)	(7.3)%	$50,499

    Revenues

              Revenues for fiscal year 2006 increased $77.1 million, or 8.3%, to $1,002.2 million from $925.1 million for fiscal year 2005, primarily due to volumes, prices and the effects of a weaker U.S. dollar ($7.3 million) compared to the Canadian dollar. Our oil services and products contributed $73.3 million, or 95.0%, of the increase from fiscal year 2005 to fiscal year 2006 resulting from an $80.3 million increase in oil and oil products revenues. The increase in oil and oil product revenues was driven by increased product pricing ($79.7 million) as a result of overall average increases in ICIS-LOR rates and the 6-oil index in fiscal year 2006 compared to fiscal year 2005. The positive impact was partially offset by a $7.0 million decrease in oil collection services revenues. The effects of a weaker U.S. dollar contributed $4.2 million to our oil and oil products revenue, which are included in the above noted variances. As the overall price of oil increased, more of our customers who previously paid us to collect their used oil required us to pay them for their used oil, resulting in a decrease in oil collection service revenue. During fiscal year 2006, we experienced a $5.2 million decrease in parts cleaning services revenues as a result of a loss in market share due to increased competition, which was partially offset by a $4.7 million increase in the sale of allied products as a result of an increase in both prices and sales volumes. Our environmental services revenues increased $4.3 million in fiscal year 2006 as a result of revenue increases of $3.1 million in vacuum services and $3.5 million in total project management. Price increases were the main factor for the increase in revenue for vacuum and total project management services for fiscal year 2006 compared to fiscal year 2005. These increases were partially offset by decreases of $4.9 million in containerized waste services revenues, which was due to eliminating customers priced at unfavorable rates.

    Operating Expenses

              Operating expenses for fiscal year 2006 increased $55.5 million, or 7.2%, to $828.5 million from $773.0 million for fiscal year 2005. Due to the overall increase in average oil commodity prices in fiscal year 2006 compared to fiscal year 2005, our costs associated with oil and oil products contributed approximately $36.0 million, or 65.0%, of the increase in operating expenses. As the price of oil increased during fiscal year 2006, we also experienced an increase in fuel costs of $4.5 million in our internal fleet and transportation costs. Operating salaries and employee-related benefits increased $8.4 million in fiscal year 2006 compared to fiscal year 2005, primarily due to increased incentive compensation attributable to our improved performance and annual merit increases. Further contributing to the increase in operating expense was $8.5 million related to changes in our environmental liabilities. In fiscal year 2005, we reduced our environmental exposure by approximately $5.0 million, primarily as a result of receiving approval from the Canadian Ministry of the Environment for our remedial action plan for our re-refinery in Breslau, Ontario. In fiscal year 2006, we recognized approximately $3.5 million of additional expense primarily related to various new matters and updates to our existing environmental exposure due to monitoring results and regulatory plan approvals. The effects of a weaker U.S. dollar compared to the Canadian dollar unfavorably impacted operating expenses by $7.0 million in fiscal year 2006, the effects of which are included in the above noted variances. These increases were partially offset by a $4.1 million decrease in our utility costs in fiscal year 2006 compared to fiscal year 2005, which was primarily due to the fact that our re-refining and recycling processes use a significant amount of natural gas, and the cost of natural gas significantly decreased in fiscal year 2006.

    General and Administrative Expenses

              General and administrative expenses for fiscal year 2006 decreased $8.2 million, or 8.6%, to $87.4 million from $95.6 million for fiscal year 2005. The decrease was primarily attributable to lower professional and outsourced services as a result of management's continued effort to control these costs. In late 2005, we renewed our major lines of insurance coverage, resulting in a $2.9 million decrease in general and administrative expenses in fiscal year 2006. The decreases were partially offset by an increase of $2.4 million in salaries and employee related benefits, primarily due to higher incentive compensation as a result of our improved performance in fiscal year 2006 and merit increases.

    Depreciation and Amortization

              Depreciation and amortization expense for fiscal year 2006 increased slightly to $77.9 million from $77.5 million for fiscal year 2005. The increase was attributable primarily to increased capital investment of approximately $39.3 million, primarily in our parts cleaner equipment and our internal fleet, partially offset by property, plant and equipment that reached the end of their respective useful lives. In fiscal year 2006, we reduced the estimated useful life and estimated salvage value of our parts washers from an average useful life of 4.5 years to 4 years. The change in estimated useful life was due to changes in machine sourcing and an analysis of machine retention rates that resulted in an increase in depreciation and amortization expense of $3.2 million in fiscal year 2006.

    Impairment of Long-Lived Assets

              Impairment of long-lived assets for fiscal year 2006 decreased $24.6 million to $1.6 million from $26.2 million for fiscal year 2005. The decrease was attributable primarily to our decision in fiscal year 2005 to terminate the implementation of certain operating software.

    Interest Expense

              Interest expense for fiscal year 2006 decreased $17.9 million to $41.3 million from $59.2 million for fiscal year 2005. The decrease was attributed primarily to lower average balances outstanding on our long-term debt and lower average interest rates as a result of our 2006 recapitalization. Our weighted average effective interest rates for fiscal years 2006 and 2005 were 10.6% and 12.5%, respectively. See further discussions of our outstanding indebtedness below within "—Liquidity and Capital Resources" and our interest rate swap agreement within "—Quantitative and Qualitative Disclosures about Market Risk."

    Extinguishment of Debt

              Extinguishment of debt for fiscal year 2006 increased $16.6 million to $33.1 million from $16.5 million for fiscal year 2005. In August 2006, we completed a recapitalization resulting in the repayment of existing indebtedness. The extinguishment of debt primarily relates to prepayment penalties and write-off of unamortized discount and debt issuance costs related to our then existing indebtedness. In our April 2005 recapitalization, we refinanced our existing credit facility resulting in an extinguishment of debt, primarily related to prepayment penalties.

    Other Expense (Income)—Net

              We recognized $2.1 million of other expenses in fiscal year 2006 as compared to $1.8 million of other income that we recognized during fiscal year 2005. This change was primarily attributable to $5.6 million of gains from legal settlements in fiscal year 2005 that did not occur in fiscal year 2006. For a further discussion of our legal settlements, see Note 13 to our consolidated financial statements. In fiscal year 2006, we recognized $3.6 million of income from the resolution of certain bankruptcy matters and $5.5 million of termination costs related to a third-party information technology provider. We had neither of these items in fiscal year 2005. In fiscal years 2006 and 2005, we recognized losses on dispositions of property, plant and equipment of $3.2 million and $3.6 million, respectively.

    Income Tax Expense

              Income tax expense for fiscal year 2006 increased $1.1 million to $3.7 million from $2.6 million for fiscal year 2005. Our effective income tax rates in 2006 and 2005 were 5.4% and 2.2%, respectively. The primary difference between our effective rate and the statutory federal tax rate of 35% was our valuation allowance reducing our net deferred tax assets. We periodically evaluate the positive and negative evidence of our net deferred tax assets to determine if it is more likely than not that the net deferred tax assets will be realized. Based on this evaluation, we determined that it was more likely than not that our net deferred tax assets will not be realized.

Geographic Operations

              We provide our services primarily in the United States, Puerto Rico and Canada. Revenues are classified according to the country in which products and services are sold. For fiscal year 2007, we derived approximately $948.7 million, or 88.4%, of revenues from customers located in the United States and Puerto Rico and approximately $124.3 million, or 11.6%, of revenues from customers located in Canada. For fiscal year 2006, we derived approximately $887.2 million, or 88.5%, of revenues from customers located in the United States and Puerto Rico and approximately $115.0 million, or 11.5%, of revenues from customers located in Canada. For fiscal year 2005, we derived approximately $822.9 million, or 89.0%, of revenues from customers located in the United States and Puerto Rico and approximately $102.2 million, or 11.0%, of revenues from customers located in Canada. The increases in our revenues in Canada are primarily due to increased sales of oil and oil products as previously discussed.

              As of December 29, 2007, we had property, plant and equipment, net of $337.1 million and permits and other intangible assets, net of $118.8 million. Of these totals, $50.6 million, or 15.0%, of property, plant and equipment, net and $4.0 million, or 3.4%, of permits and other intangible assets, net were in Canada, with the balance being in the United States and Puerto Rico (except for immaterial assets in Mexico). As of December 30, 2006, we had property, plant and equipment, net of $332.8 million, and permits and other intangible assets, net of $99.6 million. Of these totals, $39.9 million, or 12.0%, of property, plant and equipment, net and $3.5 million, or 3.5%, of permits and other intangible assets, net were in Canada, with the balance in the United States and Puerto Rico.

Liquidity and Capital Resources

    Cash Balance and Other Liquidity

              As of April 19, 2008, December 29, 2007 and December 30, 2006, we had debt, net of cash and cash equivalents, of $255.1 million, $275.5 million and $252.5 million, respectively. As of April 19, 2008, December 29, 2007 and December 30, 2006, we had positive working capital balances of $57.9 million, $44.9 million and $39.6 million, respectively. Favorably contributing to the decrease in debt, net of cash and cash equivalents, and the increase in our working capital balances from December 29, 2007 to April 19, 2008, was the sale of our recycling centers in Hebron, Ohio and Chicago, Illinois on March 21, 2008, as previously discussed, a portion of the proceeds of which were used to repay borrowings outstanding under our revolving credit facility.

              Contributing to our liquidity in fiscal year 2006 were income tax refunds and proceeds from legal settlements of $27.2 million. Although we do not expect to rely on future income tax refunds or legal settlements to fund our liquidity needs, in the first quarter of 2008, we received $5.0 million in income tax refunds. See further discussion of our income tax refunds and legal settlements in Notes 9 and 13, respectively, to our consolidated financial statements included elsewhere in this prospectus. Historically, we have funded our capital and liquidity needs through operating cash flows, available cash and borrowings under our credit facility. As part of our credit facility, we have a $100.0 million revolving credit facility, or revolver, with all $100.0 million available for additional borrowing as of April 19, 2008.

              As of December 29, 2007, we had total NOLs of approximately $275.1 million that we anticipate that we may be able to use, subject to certain limitations, to reduce our future taxable income. We determined that we incurred an ownership change for tax purposes in October 2005. As a result, the U.S. NOLs incurred prior to that date of $211.0 million are subject to annual limitations under the Internal Revenue Code Section 382. We may incur further ownership changes, including as a result of this offering. Accordingly, our ability to utilize our NOLs is limited and may become subject to further limitations in the future.

              As of April 19, 2008, on a pro forma basis after giving effect to this offering, we would have had approximately $                   million of cash and cash equivalents. As of April 19, 2008, we had $259.2 million of outstanding indebtedness and $100.0 million available for additional borrowing under our revolver. In addition, we have the ability to increase the maximum amount of borrowings under our credit facility by up to an additional $100.0 million in the aggregate if certain conditions are satisfied, including that no default has occurred and is continuing and that the current or new lenders agree to extend additional credit to us. As discussed in more detail below, our management believes that our operating cash flows, cash and cash equivalents, borrowing capacity under our revolver as well as the proceeds from this offering will be sufficient to fund our capital and liquidity needs for the foreseeable future.

              The following table shows the changes in our net cash and cash equivalents for the periods indicated.

	Fiscal Years Ended			Fiscal Quarters Ended
	December 31, 2005	December 30, 2006	December 29, 2007	April 21, 2007	April 19, 2008
	(in thousands)
Net cash provided by operating activities	$17,201	$92,868	$66,269	$10,247	$26,267
Net cash used in investing activities	(29,580)	(38,557)	(78,021)	(13,230)	(5,773)
Net cash provided by (used in) financing activities	9,427	(53,428)	10,582	2,552	(18,898)
Effect of exchange rate changes on cash and cash equivalents	241	(247)	1,249	(67)	(164)

Net change in cash and cash equivalents	$(2,711)	$636	$79	$(498)	$1,432

    Cash Flows

    Operating Activities

              Net cash provided by operating activities increased by $16.1 million from $10.2 million in the first quarter of 2007 to $26.3 million in the first quarter of 2008. The increase was primarily attributable to improved earning in the first quarter of 2008. Contributing to the increase was income tax refunds of $5.0 million received during the first quarter of 2008. There were no such items received in the first quarter of 2007. Included in our first quarter 2008 net income of $5.2 million were non-cash items of $23.0 million, the most significant of which were depreciation and amortization expense of $20.5 million. Included in our first quarter 2007 net loss of $4.8 million were non-cash items of $26.1 million, the most significant of which were depreciation and amortization expense of $21.2 million.

              Net cash provided by operating activities decreased $26.6 million from $92.9 million in fiscal year 2006 to $66.3 million in fiscal year 2007. The decrease was primarily attributable to tax refunds and legal settlements of $27.2 million we received in 2006. There were no such items received in fiscal year 2007. The decrease was partially offset by improved earnings in 2007. Included in our fiscal year 2007 net income of $4.5 million were non-cash items of $84.1 million, the most significant of which were depreciation and amortization expense of $68.6 million. Included in our fiscal year 2006 net loss of $73.4 million was the loss on extinguishment of debt of $33.1 million due to the refinancing of our indebtedness as well as non-cash items of $107.8 million, the most significant of which were depreciation and amortization expense of $77.9 million and non-cash interest expense of $16.0 million.

              Net cash provided by operating activities increased $75.7 million from $17.2 million in fiscal year 2005 to $92.9 million in fiscal year 2006. The increase was primarily attributable to improvement in earnings. Included in our fiscal year 2006 net loss of $73.4 million was the loss on extinguishment of debt of $33.1 million due to the refinancing of our indebtedness as well as non-cash items of $107.8 million, the most significant of which were depreciation and amortization expense of $77.9 million and non-cash interest expense of $16.0 million. Included in our fiscal year 2005 net loss of $123.9 million was the loss on extinguishment of debt of $16.5 million as well as non-cash items of $135.3 million, the most significant of which were depreciation and amortization expense of $77.5 million, non-cash interest expense of $27.2 million and impairment of long-lived assets of $26.2 million. Further contributing to our operating cash flows were tax refunds and legal settlements of $27.2 million in fiscal year 2006 compared to $11.7 million in fiscal year 2005.

    Investing Activities

              Cash used in investing activities was $5.8 million and $13.2 million for the first quarter of 2008 and 2007, respectively. The decrease in the comparable periods was primarily due to proceeds received from the disposition of our Hebron, Ohio and Chicago, Illinois recycle centers as previously discussed. Partially offsetting the decrease were higher capital expenditures, cash payments for small "tuck-in" acquisitions and final payments made in the first quarter of 2008 related to the acquisition of certain assets of Advanced and United.

              Cash used in investing activities was $78.0 million, $38.6 million and $29.6 million in fiscal years 2007, 2006 and 2005, respectively. The increase from fiscal year 2006 to fiscal year 2007 was attributable to increased capital expenditures and larger acquisitions. Our investing activities consist primarily of capital expenditures and business acquisitions. We fund capital expenditures to modernize and upgrade our internal fleet, facilities and our parts washer equipment. Capital expenditures for the fiscal years 2007, 2006 and 2005 were $39.4 million, $25.6 million and $35.5 million, respectively. We expect to continue our efforts to modernize and upgrade our internal fleet, facilities and parts washer equipment. As such, we expect capital spending in fiscal year 2008 to be approximately $75.0 million. As part of our fiscal year 2008 capital spending, we expect to spend approximately $25.0 million to expand our two re-refineries, allowing us to increase the production of our oil and oil products.

              In the fourth quarter of fiscal year 2007, we acquired certain assets and assumed certain liabilities of Advanced, United and certain affiliates of Advanced and United for $38.6 million. We made this acquisition to further our presence in the Northeastern region of the United States and to significantly expand our used oil operations. The acquisition included oil collection facilities in Connecticut, Rhode Island and New Hampshire. Also, in the first quarter of fiscal year 2007, we acquired Active Chemicals LTD, a Canadian company, for $3.6 million. In fiscal year 2006, we also made three acquisitions that totaled $20.2 million, the most significant of which was our acquisition of certain assets and the assumption of certain liabilities of Jacobus. This acquisition allowed us to expand our presence in the upper Midwestern region of the United States. The acquisition included oil collection facilities in Minnesota, Wisconsin and Wyoming.

              Cash used in investing activities was partially offset by proceeds received from dispositions of property, plant and equipment in fiscal years 2007, 2006 and 2005 of approximately $1.0 million, $4.2 million and $5.0 million, respectively.

    Financing Activities

              For the first quarter of the 2008, we used $18.9 million in cash from financing activities compared to cash provided by financing activities of $2.6 million in the first quarter of 2007. The primary difference between the respective periods was the activity on our revolver. In the first quarter of 2008, we repaid $16.4 million of borrowings oustanding under the revolver. In the first quarter of 2007, we borrowed $5.0 million.

              Cash provided by financing activities was $10.6 million in fiscal year 2007 and $9.4 million in fiscal year 2005. Cash used in financing activities was $53.4 million in fiscal year 2006. Changes in these cash flows were principally due to net incremental borrowings of $10.4 million in fiscal year 2007 and $37.6 million in fiscal year 2005 and net incremental repayments of long-term debt and capital lease obligations of $129.5 million in fiscal year 2006 in connection with our recapitalization and refinancing our credit facility.

              In fiscal years 2006 and 2005, we completed refinancings of our existing indebtedness resulting in prepayment penalties of $3.8 million and $15.3 million, respectively, and payment of other related costs of $4.3 million and $13.0 million, respectively. Furthermore, in fiscal year 2006, we completed a rights offering of 9.1 million shares of our common stock for proceeds, net of offering costs, of $96.6 million. Concurrent with the 2006 refinancing and rights offerings, we redeemed all outstanding preferred stock for $10.0 million and paid $2.5 million of cumulative dividends in arrears.

    Financial Assurance Requirements

              As of December 29, 2007 and December 30, 2006, we provided financial assurances in the form of insurance policies and performance bonds to the applicable regulatory authorities and also provided letters of credit to our financial assurance providers totaling approximately $21.8 million and $21.3 million, respectively. As a result of our improved financial performance, we have been able to negotiate reductions in the collateral requirements related to our closure and post-closure financial assurance.

Outstanding Debt and Existing Financing Arrangements

              In August 2006, we entered into a credit facility consisting of a $100.0 million revolver, a $230.0 million term loan and a $65.0 million pre-funded letter of credit facility, or the pre-funded L/C facility. In early 2007, we reduced the pre-funded L/C facility to $60.0 million. As of April 19, 2008, no borrowings were outstanding under the revolver, $226.6 million was outstanding under the term loan and $54.3 million was outstanding under the pre-funded L/C facility. In addition, we are able to increase the maximum amount of borrowing capacity under our credit facility by up to an additional $100.0 million in the aggregate if certain conditions are met (including the agreement of current or new lenders to extend additional credit to us). In addition, as of April 19, 2008, we had $32.7 million of outstanding capital lease obligations.

              Safety-Kleen Systems, Inc., our subsidiary through which we conduct most of our operations, is the borrower under the credit facility. We, together with all of our direct and indirect domestic subsidiaries are guarantors of the credit facility. The lenders are a syndicate of banks, financial institutions and other entities, including JPMorgan Chase Bank, National Association, or JPMCB, who also acts as administrative agent.

              Revolver.    The revolver matures on August 3, 2012 and allows us to borrow up to $100.0 million. A portion of the revolver, not in excess of $30.0 million, is available for the issuance of letters of credit. A portion of the revolver, not in excess of $15.0 million, is available for swing line loans. The interest rate payable for loans under the revolver is either the base rate, or prime, plus 0.75% to 1.5% per annum, or LIBOR plus 1.75% to 2.50% per annum, depending on our leverage ratio (as discussed below) as of the end of our last fiscal quarter, and the fees charged for letters of credit issued under the revolver will be equal to the margin charged on LIBOR loans. As of April 19, 2008, the margin was 1.75% on LIBOR loans and 0.75% on prime loans. As of April 19, 2008, there were no borrowings outstanding under the revolver.

              Pre-funded L/C Facility.    In addition to letters of credit issued under the revolver, we are able to issue up to $60.0 million of letters of credit under the pre-funded L/C facility. In February 2007, we reduced our letter of credit facility to $60.0 million from $65.0 million. The pre-funded L/C facility expires on August 2, 2013, and no letter of credit issued under the pre-funded L/C facility will have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to this maturity date. The letters of credit issued under the pre-funded L/C facility will be secured by amounts pledged by lenders under the pre-funded L/C facility. If a letter of credit is drawn and not reimbursed, such amounts will become loans under the credit facility, or the L/C loans. The L/C facility LIBOR loans will bear interest at a rate per annum of LIBOR plus 2.50%. As of April 19, 2008, $54.3 million of letters of credit have been issued under this facility. We are charged a fee of approximately 2.65% per annum for the letters of credit issued under the pre-funded L/C facility.

              Term Loan.    The term loan is in the amount of $230.0 million, the entire amount of which was advanced on the closing date of the credit facility. The term loan matures on August 2, 2013. The principal amount of the term loan is repayable in quarterly installments as follows: (a) quarterly installments beginning January 2, 2007, each in an amount equal to 0.25% of the original principal of the term loan (or $575,000) and (b) a final installment due on the maturity date in the amount equal to the principal amount of the term loan then outstanding. The term loans borrowed at LIBOR bear interest at a rate per annum equal to LIBOR plus 2.50%, and the term loans borrowed at the base rate bear interest at a rate per annum equal to the base rate plus 1.50%. As of April 19, 2008, $226.6 million of the term loan was outstanding at a weighted average interest rate of 5.84%.

              Expansion Feature.    The credit facility includes a provision permitting us from time to time to increase the amount of one or more of the commitments under the credit facility by up to an aggregate amount for all such increases equal to $100.0 million, provided that certain conditions are met including that no default has occurred and is continuing and that the current or new lenders agree to extend additional credit to us.

              Collateral.    The borrower and each guarantor granted a first priority lien on substantially all of their respective assets, including stock of subsidiaries, but specifically excluding: (a) 35% of the voting stock of foreign subsidiaries, (b) any assets located outside of the United States, (c) all vehicles and other rolling stock, (d) all leasehold real property interests and (e) certain fee owned real property.

              Fees.    We pay certain fees with respect to the loans under the credit facility, including: (i) in respect of the revolver, a commitment fee for unused amounts ranging from 0.25% to 0.50% based on our leverage ratio (which at December 29, 2007, was 0.25%); and (ii) customary annual administration fees.

              Certain Ratio Covenants.    We are currently required by our credit facility to maintain an interest coverage ratio of at least 2.5 to 1.0, which will increase to 3.0 to 1.0 beginning in fiscal year 2009. The interest coverage ratio is calculated as the ratio of our Adjusted EBITDA to cash interest expense for the four prior fiscal quarters. For the four fiscal quarter periods ended April 19, 2008, our interest coverage ratio was 5.5 to 1.0. In addition, we are required to maintain a leverage ratio of no more than 4.5 to 1.0. The leverage ratio is the ratio of our Consolidated Indebtedness (as defined in our credit facility) to our Adjusted EBITDA for the four prior fiscal quarters and, for purposes of this calculation, after giving pro forma effect to any acquisitions and dispositions that have occurred during such period. As of April 19, 2008, we were in compliance with our maximum leverage ratio covenant, with a leverage ratio of 2.1 to 1.0. For a discussion of the calculation of Adjusted EBITDA see "Selected Historical Financial and Operating Data" and "Description of Senior Secured Credit Facility." Under the credit facility, our leverage ratio is also used to determine the applicable interest rate margin for borrowings under the revolver. Our credit facility also limits the amount of capital expenditures we may make in any fiscal year but allows us to make certain adjustments in the calculation of capital expenditures for purposes of determining compliance with this limitation. One such adjustment allows us to exclude any expenditures related to the purchase of parts washing equipment. Under our credit facility, our annual capital expenditures cannot exceed a maximum of $40.0 million for fiscal year 2007 and $50.0 million for fiscal year 2008 and future fiscal years, plus the amounts carried over from prior fiscal years when our capital expenditures in any year were less than the limit under our credit facility. Our annual capital expenditures as adjusted per our credit facility in fiscal year 2007 were $32.9 million and we were able to carry over $17.1 million into fiscal year 2008 resulting in a capital expenditure limit of $67.1 million for fiscal year 2008.

              Interest Rate Hedge.    We had hedged our interest rate exposure with respect to $100.0 million of indebtedness under the term loan by entering into a fixed rate interest rate swap agreement with a notional amount of $100.0 million, which fixed our LIBOR interest rate at 4.09%. This agreement expired in May 2008 in accordance with its terms and was not renewed.

Regulatory Matters

              Our operations are regulated by federal, state, provincial and local laws that protect the environment and govern the management of hazardous and non-hazardous materials. Our environmental costs and liabilities can be broadly divided into three categories: (i) remediation liabilities for clean-up work that we must perform related to historic site conditions; (ii) liabilities related to potential closure and post-closure costs of existing facilities including asset retirement obligations; and (iii) liability under Superfund or equivalent state statutes related to off-site disposal or releases of hazardous wastes. We believe our environmental costs and liabilities are well-understood and manageable and that our internal environmental controls and extensive experience in the hazardous waste market help mitigate our exposure to future liabilities. The most significant portion of our environmental liabilities relate to remediation obligations at sites where historic site conditions are required to be addressed.

              Our accrual for environmental liabilities represents the current estimate of the actual costs to be incurred to complete the remediation of open sites, perform the actions required to receive regulatory certification of closure at sites that are no longer operating and the cost of settling Superfund and Superfund-type cases brought against us. We have recorded environmental liabilities of approximately $58.7 million as of December 29, 2007, of which $3.3 million is included in accrued other liabilities in the consolidated balance sheets as liabilities related to assets held for sale. The $3.3 million of liabilities related to assets held for sale relate to Hebron, Ohio and Chicago, Illinois facilities, which were sold on March 21, 2008.

    Remediation Liabilities

              We have remediation liabilities at 49 sites for which we have recorded an aggregate of $38.6 million of remediation reserves as of December 29, 2007. We believe that the environmental costs are well understood and manageable at all of these sites. Our remediation liability is concentrated at six sites: Breslau, Ontario; Linden, New Jersey; New Castle, Kentucky; Hebron, Ohio; Reedley, California; and Duluth, Minnesota. The estimated liabilities related to these sites constitute $30.8 million of our total remediation reserves and Breslau and Linden constitute $23.2 million of those liabilities. The remaining 43 sites comprise in the aggregate approximately $7.8 million of our total remediation reserves, of which no one site is greater than $0.8 million. On March 21, 2008, we sold our containerized dry cleaning and wastewater treatment facility in Hebron, Ohio to Clean Harbors, with Clean Harbors agreeing to assume the remediation liabilities of $3.3 million associated with such site.

    Liabilities Related to Closure Costs of Existing Facilities

              Our operating permits, which allow our branches, recycling centers, used oil terminals and re-refineries to collect and recycle various hazardous and non-hazardous waste streams and oil products, require us to perform certain closure activities in order to achieve certified closure. These closure activities required by the regulations must be accrued as a liability. Our closure reserve for inactive sites was approximately $8.4 million as of December 29, 2007, while the closure reserve for active sites was approximately $0.1 million. Also included in closure costs are legal obligations to perform certain asset retirement activities. We have obligations of $9.2 million associated with such retirement activities as of December 29, 2007, of which $0.1 million is included in the above $9.2 million related to assets held for sale.

    Superfund

              Our Superfund liability is primarily the result of our historical use of third party disposal vendors whose operations became Superfund sites, for which we have recorded a liability of $2.4 million as of December 29, 2007. Superfund imposes strict, and in some cases joint and several, liability on potentially responsible parties, or a PRP, that may have shipped waste to a Superfund site. As of December 29, 2007, we were considered a PRP at 23 active Superfund sites, of which we have recorded a liability on our balance sheet related to 14 sites. Of the remaining nine sites, we have a third party indemnification for liabilities related to four sites, the liabilities of which were retained by McKesson pursuant to a March 31, 1987 Sale Agreement between McKesson and our predecessor company. Additionally, there are five sites where we cannot reasonably estimate any liability. As an inherent part of the hazardous waste business, we expect to continue the historical trend of being named as a PRP at approximately three to five additional Superfund sites each year.

              We believe our extensive experience in the environmental services business, as well as our involvement with a large number of sites, provides a reasonable basis for estimating our aggregate liability. We periodically review and evaluate sites requiring remediation, including Superfund sites, giving consideration to the nature of our alleged connection with the site; the regulatory context surrounding the site; the accuracy and strength of evidence connecting us to the site; the number, connection and financial ability of other named and unnamed PRPs; and the nature and estimated cost of the likely remedy. When we conclude that it is probable that a liability has been incurred and the liability is reasonably estimable, provision is made in the consolidated financial statements based upon management's judgment and prior experience for our best estimate of the liability. Such estimates, which are inherently subject to change, are subsequently revised if and when additional information becomes available.

Contractual and Other Obligations

              The following table summarizes our contractual and other obligations at December 29, 2007, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period
	Total	Fiscal Year 2008	Fiscal Years 2009-2010	Fiscal Years 2011-2012	Thereafter
	(in thousands)
Environmental liabilities(1)	$105,955	$10,230	$9,840	$9,071	$76,814
Long-term debt obligations(2)	344,584	37,027	40,754	39,991	226,812
Capital lease obligations	42,712	6,833	14,027	15,400	6,452
Operating lease obligations	72,568	17,820	27,764	18,308	8,676
Purchase obligations(3)	57,513	42,355	15,158	—	—
Other obligations(4)	11,241	8,992	2,249	—	—

Total contractual and other cash obligations(5)	$634,573	$123,257	$109,792	$82,770	$318,754

(1)
Included in environmental liabilities are asset retirement obligations, or AROs. AROs represent our legal obligations associated with the retirement of tangible long-lived assets. Our AROs increase over time to the expected disposal date, which is 16 years, on average. We have included the amount we expect to pay at the expected disposal date, which was $56.4 million at December 29, 2007. As of December 29, 2007, the present value of this amount that is included in our consolidated balance sheet was $9.1 million. See further discussion in Notes 2 and 10 to our audited consolidated financial statements included elsewhere in this prospectus. In March 2008, we completed the sale of our containerized dry cleaning and wastewater treatment facility in Hebron, Ohio and our recycling facility in Chicago, Illinois to Clean Harbors, including the respective environmental liabilities associated with such sites of $3.3 million, which is included in the above table in fiscal year 2008. In connection with the sale, we agreed to deliver standard waste to Clean Harbors over a period of two years at a cost to us of $9.0 million, which is not included in the table above. We expect to incur $3.4 million of this cost in fiscal year 2008 and $5.6 million in fiscal years 2009-2010.

(2)
The long-term debt obligations represent our cash debt service obligations, including both principal and interest. In determining our long-term debt obligations on our variable interest rate debt, we used our weighted average interest rate of 7.24% as of December 29, 2007.

(3)
Our purchase obligations represent expected payments to third party service providers and other commitments entered into in the normal course of our business.

(4)
Other obligations represent our officers' salaries under employment agreements and our self-insurance reserve for workers compensation, general liability (including product liability) and automobile liability. Although we estimate paying insurance related claims of $6.7 million in fiscal year 2008, we cannot determine the time period of future payments. As of December 29, 2007, we had $16.1 million of self-insurance reserves included in other long-term liabilities in the consolidated balance sheets.

(5)
Excludes all income tax obligations, a portion of which represents unrecognized tax benefits in connection with uncertain tax positions taken, or expected to be taken on our income tax returns as of December 29, 2007 since we cannot determine the time period of future tax consequences. For additional information regarding income taxes, see Note 9 to our audited consolidated financial statements included elsewhere in this prospectus.

              Other than the transactions described above, there have been no material changes outside of the ordinary course of business to our contractual and other obligations since December 29, 2007.

Off-Balance Sheet Arrangements

              Except as noted in the table above under "Contractual and Other Obligations" and except for letters of credit totaling approximately $54.3 million as of April 19, 2008, we have no material off-balance sheet obligations.

Critical Accounting Policies and Use of Estimates

              Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management regularly evaluates its estimates and judgments, including those related to revenue recognition, goodwill, intangible assets, and long-lived assets valuation, environmental liabilities, legal matters, insurance expense, stock-based compensation and provision for income taxes. Actual results may differ from these estimates. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity. (See Note 2 to our consolidated financial statements included in this prospectus.)

              Revenue Recognition and Deferred Revenue and Expense.    We recognize revenue upon disposal for our waste collection and disposal activities, and over the applicable service intervals for our parts cleaning services and related businesses. Deferred revenue is recorded for services billed but not earned. The deferral periods for our parts cleaning services are developed from reports we receive from our billing system that track the intervals of time between service visits. Deferral periods related to deferred revenue and related direct costs typically range from two to twelve weeks. Direct costs associated with the handling and transportation of waste prior to its disposal and other variable direct costs associated with our parts cleaning services and related businesses are capitalized and deferred. In developing our deferral periods related to our waste collection and disposal activities, we have a tracking system that allows us to follow the point in time when we collect waste from the customer to the point in time when the waste is disposed.

              Goodwill and Indefinite-Lived Intangible Assets.    We review goodwill and other indefinite-lived intangible assets for impairment on an annual basis using fair value measurement techniques.

              We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we will estimate using a discounted cash flow method. When available and as appropriate, we will use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we will rely on a number of factors, including actual operating results, future business plans, economic projections and market data. This approach uses significant estimates and assumptions including projected future cash flows (including timing) and the selection of a discount rate that reflects the risk inherent in future cash flows.

              If this analysis indicates goodwill is impaired, measuring the impairment requires a fair value estimate of each identified tangible and intangible asset. We will perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows.

              We utilize the relief-from-royalty (royalty savings) concept to evaluate our trade name. In the royalty savings concept, value is attributed to the savings in royalties resulting from a company's ownership of a trade name. If the total value attributed to the savings in royalties is less than the carrying amount of the trade name, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the trade name. In applying this methodology, we rely on a number of factors including actual operating results, internal business plans, market data, and apply an appropriate discount factor. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of trade name impairment.

              Long-Lived Assets.    We periodically evaluate the net realizable value of long-lived assets, including property, plant and equipment and amortizable intangible assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying business. An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted) from an asset are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

              Environmental Liabilities.    Our environmental liabilities consist of remediation, closure and post-closure liabilities (including Superfund liabilities) and asset retirement liabilities. Our facilities are regulated by federal, state, provincial and local laws enacted to regulate the discharge of materials into the environment or otherwise protect the environment. We periodically review and evaluate sites requiring remediation, including Superfund sites, giving consideration to the nature (i.e., owner, operator, transporter or generator) and the extent (i.e., amount and nature of waste hauled to the location, number of years of site operations or other relevant factors) of our alleged connection with the site; the regulatory context surrounding the site; the accuracy and strength of evidence connecting us to the site; the number, connection and financial ability of other named and unnamed PRPs; and the nature and estimated cost of the likely remedy.

              Remedial liabilities are inherently difficult to estimate. Estimating remedial liabilities requires that the existing environmental contamination be understood. There is a risk that the actual quantities of contaminants differ from the results of the site investigation, and there is a risk that contaminants exist that have not been identified by the site investigation. In addition, the amount of remedial liabilities recorded is dependent on the remedial method selected. There is a risk that funds will be expended on a remedial solution that is not successful, which could result in the additional incremental costs of an alternative solution. Such estimates, which are subject to change, are subsequently revised if and when additional information becomes available. It is possible that technological, regulatory or enforcement developments; results of environmental studies; or other factors could necessitate the recording of additional liabilities or the revision of currently recorded liabilities.

              Legal Matters.    As described in Note 13, "Commitments, Contingencies and Legal Proceedings," to our consolidated financial statements, we are subject to legal proceedings which have arisen in the ordinary course of business. Accruals are established for legal matters when, in our opinion, it is probable that a liability exists and the liability can be reasonably estimated. Actual expenses incurred in future periods can differ materially from accruals established.

              Insurance Expense.    It is our policy to retain a significant portion of certain expected losses related primarily to workers' compensation, health insurance, comprehensive general and vehicle liability. Accruals are established for incurred losses based on actuarial estimates and historical data studies. Recording health insurance expense requires that estimates be made of the cost of health benefits to be provided in future periods. Actual expenditures required in future periods can differ materially from accruals established based on estimates.

              Stock Compensation.    As described in more detail in Notes 2 and 16 to our consolidated financial statements, we have issued stock options and restricted stock units under the Safety-Kleen Equity Plan. We account for share-based awards exchanged for employee services in accordance with SFAS No. 123(R), Share-Based Payment, or SFAS No. 123(R). Under SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period, which is generally the maximum vesting period of the award.

              The determination of the fair value of stock options using the Black-Scholes-Merton option valuation model is affected by our common stock valuation as well as assumptions regarding a number of complex and subjective variables. Factors that our board of directors considers in determining the fair market value of our common stock include the recommendation of our human resources and compensation committee, and of management based on certain data, including discounted cash flow analysis, comparable company analysis and comparable transaction analysis, as well as bid and ask prices, if available, from financial institutions currently making a market in our common stock. Because our stock is not currently publicly traded, we do not have observable share-price volatility; therefore, we estimate our expected volatility based on that of which we consider to be similar publicly-traded companies and expect to continue to do so until such time we have adequate historical data from our traded share price. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the stock options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates on the grant date appropriate for the term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by us.

              We utilized the following weighted-average assumptions in estimating the fair value of the options grants for fiscal years 2006 and 2007:

	December 30, 2006	December 29, 2007
Risk-free interest rate	4.64%	4.65%
Expected life	6 years	6.25 years
Dividend rate	0.00%	0.00%
Expected volatility	85.00%	85.00%
Weighted average grant date fair value of options	$4.49	$17.79

              As share-based compensation expense under SFAS No. 123(R) is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

              The Black-Scholes-Merton model requires the use of subjective assumptions including expectations of future dividends and stock price volatility. Such assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. Because changes in the subjective assumptions can materially affect the fair value estimate, and because employee stock options have characteristics significantly different from those of traded options, the use of the Black-Scholes-Merton option pricing model may not provide a reliable estimate of the fair value of employee stock options.

              During fiscal years 2006 and 2007 and the first quarter of 2008, the following awards were granted under the Safety-Kleen Equity Plan:

Grants Made During the Quarter Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Market Value Price	Weighted Average Intrinsic Value per Share
July 15, 2006	—	$—	$—	—
October 7, 2006	5,000	11.00	11.00	—
December 30, 2006	—	—	—	—
April 21, 2007	81,000	24.00	24.00	—
July 14, 2007	35,000	24.00	24.00	—
October 6, 2007	5,000	23.00	23.00	—
December 29, 2007	20,000	22.00	22.00	—
April 19, 2008	45,000	20.22	20.22	—

              Based on an expected initial public offering price of $            , (which is the midpoint of the range set forth on the cover page of this prospectus) the fair value of the options outstanding at April 19, 2008, was $             million, of which $             million related to vested options and $             million related to unvested options.

              Significant Factors, Assumptions, and Methodologies Used in Determining our Fair Value.    When determining the fair value of our common stock, we follow the guidance prescribed by the American Institute of Certified Public Accountants in its practice aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

              According to the Practice Aid, quoted market prices in active markets are the best evidence of fair value of a security and should be used as the basis for the measurement of fair value, if available. Since quoted active market prices for our securities are not available, the estimate of fair value should be based on the best information available, including prices for similar securities and the results of using other valuation techniques. Privately held enterprises or stockholders sometimes engage in arm's-length cash transactions with unrelated parties for the issuance or sale of their equity securities, and the cash exchanged in such a transaction is, under certain conditions, an observable price that serves the same purpose as a quoted market price. Those conditions are (a) the equity securities in the transaction are the same securities as those with the fair value determination is being made, and (b) the transaction is a current transaction between willing parties. To the extent that arm's-length cash transactions were available, we utilized those transactions to determine the fair value of our common stock. When arm's-length transactions as described above were not available, then we utilized other valuation techniques based on a number of methodologies and analyses, including:

  •
  discounted cash flow analysis;

  •
  comparable company market multiples; and

  •
  comparable merger and acquisition transaction multiples.

              Arm's-length cash transactions related to our common stock of which we are aware during fiscal years 2006 and 2007 are as follows:

	Number of Shares	Price per Share	Gross Proceeds
August 2006 recapitalization	9,090,909	$11.00	$100,000,000
October 2006	30,000	11.00	330,000
November 2007	7,408	19.00	140,752
December 2007	4,606	23.00	105,938

              Provision for Income Taxes.    We are required to estimate the provision for income taxes, including the current tax expense together with assessing temporary differences resulting from differing treatments of assets and liabilities for tax and financial accounting purposes. These differences together with net operating loss carryforwards and tax credits are recorded as deferred tax assets or liabilities on the balance sheet. An assessment must then be made of the likelihood that the deferred tax assets will be recovered from future taxable income. To the extent that we determine that it is more likely than not that the deferred tax asset will not be utilized, a valuation allowance is established. Taxable income in future periods significantly above or below that now projected will cause adjustments to the valuation allowance that could materially decrease or increase future income tax expense.

              We adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48, on December 31, 2006. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be realized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

Recently Adopted Accounting Pronouncements

              We adopted the provisions of FASB Statement No. 157, Fair Value Measurements, or SFAS No. 157, on December 30, 2007, which is the beginning of our 2008 fiscal year. See Note 13 to the condensed consolidated financial statements for the quarters ended April 19, 2008 and April 21, 2007 for additional information on the adoption of SFAS No. 157.

              We adopted the provisions of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115, or SFAS No. 159 on December 30, 2007, which is the beginning of our 2008 fiscal year. See Note 13 to the condensed consolidated financial statements for the quarters ended April 19, 2008 and April 21, 2007 for additional information on the adoption of SFAS No. 159.

Recent Accounting Pronouncements

              In February 2008, the FASB issued FSP 157-2, which amends SFAS No. 157 to delay the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157 on non-financial assets and liabilities, but do not expect its adoption to have a material impact on our consolidated financial statements.

              In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132R, or SFAS No. 158. SFAS No. 158 requires that the funded status of defined benefit postretirement plans be recognized on a company's balance sheet, and changes in the funded status be reflected in comprehensive income. For companies without publicly traded equity securities, SFAS No. 158 is effective for fiscal years ending after June 15, 2007. This provision of SFAS No. 158 had no impact on us. SFAS No. 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. We are currently evaluating the impact of the remaining provisions of SFAS No. 158, but do not expect its adoption to have a material impact on our consolidated financial statements.

              In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or SFAS No. 141R. SFAS No. 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction whether full or partial acquisition, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, requires expensing of most transaction and restructuring costs, and requires the acquirer to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. We are currently evaluating the impact SFAS No. 141R may have on our consolidated financial statements.

              In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 requires reporting entities to present noncontrolling (minority) interests as equity as opposed to a liability or mezzanine equity and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS No. 160 is effective the first fiscal year beginning after December 15, 2008, and interim periods within that fiscal year. SFAS No. 160 applies prospectively as of the beginning of the fiscal year it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. We are currently evaluating the impact of SFAS No. 160, but do not expect its adoption to have an impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

              We are exposed to market risk from changes in currency exchange rates and interest rates on our long-term debt obligations. We do not generally enter into forward or option contracts to manage market risks associated with currency exchange rates. We estimate our market risk using sensitivity analysis. Market risk is defined as the potential change in the fair value of a fixed-rate debt obligation due to a hypothetical adverse change in interest rates and the potential change in interest expense on variable rate long-term debt obligations due to changes in market interest rates. Fair value on long-term debt obligations is determined based on a discounted cash flow analysis, using the rates and maturities of these obligations compared to terms and rates currently available in the long-term markets. The potential change in interest expense is determined by calculating the effect of the hypothetical rate increase on our variable rate debt for the year and does not assume changes in our financial structure. The results of the sensitivity analysis used to estimate market risk are presented below, although the actual results may differ from these estimates.

              At December 29, 2007, we had approximately $144.1 million of variable rate debt. As discussed further below, our interest rate swap agreement effectively fixed the interest rate on $100.0 million of our variable long-term debt during 2007. At December 29, 2007, the fair value of our fixed rate long-term debt arising from the interest rate swap agreement was estimated to be $100.0 million based on the interest rate of 6.59% and a maturity of six years, compared to terms and rates currently available in long-term financing markets. Market risk is estimated as the potential loss in fair value of our long-term debt resulting from a hypothetical increase of 10% in interest rates. Accordingly, an increase in interest rates would not have a significant impact on the fair value of our long-term debt as of December 29, 2007. Our interest rate swap agreement expired in May 2008 in accordance with its terms and was not renewed. As a result, beginning in May 2008 all of our long-term debt, except for capital lease obligations, is variable rate debt. Based on the amount of variable rate debt outstanding as of December 29, 2007 and taking into account the expiration of the interest rate swap agreement in May 2008, if market interest rates were to increase 100 basis points for the full 2008 fiscal year over the rates in effect at December 29, 2007, our interest expense would increase by approximately $2.0 million.

              To manage our interest rate risk exposure and fulfill a requirement of our credit facility, we entered into an interest rate swap agreement with an investment grade financial institution in 2005. The agreement covered a notional amount of $100.0 million. In accordance with the interest rate swap agreement, we paid an interest rate, that fix LIBOR at 4.09%, and the major financial institution, as a counter party to the interest rate swap agreement, paid us interest at a floating rate based on three-month LIBOR on the notional amount. Our interest rate swap agreement was not treated as a hedge under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities; therefore, the fair market value of $0.3 million was included in "Other Current Assets" in the Consolidated Balance Sheets. The related gains or losses were recorded as a component of "Interest Expense" in the Consolidated Statements of Operations. The interest rate swap agreement expired in May 2008 in accordance with its terms and was not renewed. We do not hold or issue derivative financial instruments for trading or speculative purposes.

              We are exposed to market risk arising from changes in currency exchange rates as a result of operations outside the United States (principally Canada). A portion of our sales revenue generated from our non-U.S. operations are denominated in currencies other than the U.S. dollar, principally the Canadian dollar. In addition, a portion of our sales generated from our non-U.S. operations are denominated in U.S. dollars. Most of our operating costs for these non-U.S. operations are denominated in local currencies, principally the Canadian dollar. Consequently, the translated U.S. dollar value of our non-U.S. sales revenue and operating results are subject to currency exchange rate fluctuations which may favorably or unfavorably impact reported earnings and may affect comparability of period-to-period operating results.

              We are also exposed to market risk from changes in certain oil and oil derivative commodity rates and indices. See further discussion of such exposure above within "—Components of Revenues and Expenses—Revenues—Oil Services and Products." We have not entered into any hedging arrangements with respect to changes in oil commodity rates and indices.

BUSINESS

Overview

              Safety-Kleen is the largest provider of used oil re-refining and recycling and parts cleaning services in North America, and is also a market leader in providing a comprehensive set of other environmental solutions, such as used oil collection, containerized waste services, vacuum services and total project management services. Our broad set of environmentally-responsible products and services ensures the responsible collection, processing, re-refining, recycling and third-party disposal of hazardous and non-hazardous materials. Our North American network is the largest in the industry, consisting of over 200 facilities in the United States, Canada and Mexico (including branches, recycling centers, distribution centers, oil terminals, accumulation centers and re-refineries) and logistics capabilities supported by a fleet of trucks, rail cars and barges.

              Safety-Kleen has provided cleaning and environmental solutions to a wide array of customers in the commercial, industrial and automotive end markets for more than 40 years. We are recognized as a trusted provider of environmental solutions delivering responsible closed-loop systems for managing many of our customers' waste streams. These systems recycle, reclaim and reuse both used oil and spent cleaning solvent, which conserves natural resources while reducing our customer's environmental liability, and provide us with economic advantages through the reduction of costs and the sale of recovered products. For example, in fiscal year 2007, we collected approximately 15 million gallons of solvent and reclaimed and resold approximately 14 million gallons of such collected solvent. In fiscal year 2007, we fulfilled approximately 77% of our total solvent requirements through recycling, reducing our need to purchase virgin solvent manufactured from crude oil. We also re-refined and recycled approximately 140 million gallons, or 70%, of the over 200 million gallons of used oil we collected in fiscal year 2007.

              In fiscal year 2007, we serviced approximately 330,000 customer locations across a wide variety of industries, including the manufacturing, automotive and governmental sectors. Our customers in fiscal year 2007 included approximately 420 of the Fortune 500, as well as over 300,000 small- to medium- sized businesses, most of which we believe require two or more of the services we offer. For example, our automotive customers require several services, including parts cleaning, oil collection, vacuum and containerized waste services. Due to the recurring requirements of our customers, we averaged approximately 64,000 service calls per week in fiscal year 2007. As a result of these regular service and maintenance contacts, we are well-positioned to cross-sell new and existing services and related products and to become the complete solutions provider for our customers' industrial cleaning and environmental service needs.

              We are led by an experienced management team with a proven record of delivering revenue growth and profitability. Under the leadership of our management team, we have grown our revenue from $867.3 million in fiscal year 2004 to $1,073.0 million in fiscal year 2007, reflecting a compound annual growth rate of 7.4%, and from $309.5 million for the first fiscal quarter of 2007 to $351.8 million for the first fiscal quarter of 2008. We also restored the Company to profitability, generating net income of $4.5 million in fiscal year 2007 and $5.2 million for the first fiscal quarter of 2008, as compared to net losses in fiscal years 2004, 2005, 2006 and the first fiscal quarter of 2007 of $100.4 million, $123.9 million, $73.4 million and $4.8 million, respectively. In addition, our Adjusted EBITDA, a non-GAAP financial measure, has grown from $28.3 million in fiscal year 2004 to $116.6 million in fiscal year 2007 and was $31.9 million for the first fiscal quarter of 2008.

Our Markets

              We serve many diverse environmental needs of customers across a broad range of markets, including in automotive maintenance and repair, light and heavy manufacturing, retail, transportation, utilities and government. As the pioneer in the parts cleaning industry, our predecessor company established the first and only extensive service network in North America to serve those markets. Over the years, we have been able to use our network to respond to our customers' varied and changing needs by providing a growing range of services, including used oil collection, re-refining and recycling and a variety of other environmental services. We believe that our opportunity to provide these services, as well as the opportunity to fill additional needs, will continue to grow as customers seek service providers with the capability to deliver reliable and responsible environmental solutions for their specific needs.

              Through our oil collection services and recycled oil products offerings, we compete in the used oil collection market. Based upon our knowledge of the industry and our analysis of industry data, we believe Safety-Kleen is the largest collector of used oil in North America, collecting over 200 million gallons in fiscal year 2007. Based on the DOE Study and data from the Canadian Used Oil Management Association, we believe that the size of the United States and Canadian used oil market in fiscal year 2007 was approximately 1.4 billion gallons, of which we collected nearly 14% of this total volume. This used oil is collected from garages, vehicle dealerships, quick lube change installations and other commercial and industrial businesses. Market participants include used oil collectors, transporters/brokers, processors, re-refiners and used oil burners. Historically, most of the used oil collectors have been small, independent operators. Safety-Kleen provides a safe and consistent used oil collection service to its customers using its branch service platform and an integrated back-end network of consolidation facilities and transportation resources. Collected used oil is often recycled and reprocessed and sold to various users as an alternative to their base load natural gas or other liquid fuel supplies to lower their operating costs. Safety-Kleen is an active participant in this market. As an alternative to using used oil solely for its heating value, used oil can be re-refined into a variety of oil products. Through our re-refining operations, we process the majority of the used oil we collect to produce a variety of oil products, including a base oil of the same quality as base oil refined from crude oil, as well as blended products such as automotive motor oil, heavy duty diesel engine oils and transmission fluids. These products are sold into the marketplace to third party distributors, retailers, governmental agencies, railroads and other industrial customers, where they compete with similar products produced by crude oil refiners and offer a "green" recycled product alternative. This used oil re-refining process takes advantage of a renewable resource, is highly efficient and is the EPA's preferred method of used oil management, according to its report "Managing Used Oil: Advice For Small Businesses," which is available on the EPA's website. Primary market drivers are the prices of crude oil, refined oil, fuel oil and natural gas.

              Safety-Kleen launched the parts cleaning business in 1968 in North America with its roll out of parts cleaning services to auto repair shops. The parts cleaning service consists of placing a specially designed parts washer at the customer's premises and thereafter, on a scheduled basis, delivering fresh solvent or aqueous fluid, cleaning and servicing the parts washer and removing the used solvent or aqueous fluid. Safety-Kleen's parts cleaning services focus on manufacturing, installing and servicing the parts washers, rather than the actual washing of mechanical parts, which is done by the customer. This service filled an unmet need at service garages across the United States and Canada as a convenient, safe and economical method of cleaning parts in the automotive maintenance process. Before Safety-Kleen's services became available, mechanical parts were typically cleaned through a variety of crude methods, many of which would not meet current environmental standards. In the early years after its introduction, Safety-Kleen's parts cleaning service thrived despite the lack of a stringent environmental regulatory scheme, due to the convenience and quality of Safety-Kleen's services and equipment. Safety-Kleen eventually began recycling the used solvent as a way to conserve resources and as a part of a comprehensive service offering. Following the enactment of stricter environmental laws and regulations, Safety-Kleen's service evolved from a convenient method of parts cleaning into a necessary service to meet the regulatory requirements for the management of the used cleaning solutions. Over time, this offering was extended to provide these services to industrial customers. The parts washing market today consists of both the traditional solvent-based systems as well as a growing market for aqueous parts cleaning solutions. The equipment used in these processes today includes manual and automatic systems using a variety of solvent and aqueous chemistries to clean a variety of parts and equipment. Based upon our knowledge of the industry and calculations from industry sources, including Dun & Bradstreet industry publications and the Farkas Report, we believe that the size of the parts cleaning market was approximately $900 million in fiscal year 2007, and that Safety-Kleen was the leader in this market with an approximately 30% market share. In fiscal year 2007, Safety-Kleen performed over one million parts cleaning services for customers spanning a wide variety of industries, including automotive repair and maintenance providers and general industrial manufacturers. The industry remains highly fragmented with many regional competitors, with Safety-Kleen as the only national provider of these services. Safety-Kleen's national "hub and spoke" service network for its parts cleaning business created the infrastructure and platform for many other services offered by the Company to responsibly manage other regulated wastes generated by its customers, and as a result, Safety-Kleen's parts cleaning business has evolved from its original offering to a broader suite of environmental solutions to meet additional customer needs as well as changing preferences.

              Safety-Kleen also participates in the industrial and hazardous waste markets through its environmental solutions offerings. Companies in these markets provide for the safe management and disposal of solid and liquid waste for commercial and industrial customers. Market participants must be able to comply with extensive federal, state, provincial and local regulations. These markets are highly fragmented with many local and regional competitors. Based on the Farkas Report, we believe the North American market for hazardous and industrial waste services was approximately $3.5 billion in fiscal year 2007, and Safety-Kleen estimates that it has an approximately 7% market share. Safety-Kleen's services provide for the safe collection and proper disposition of various types of wastes, such as waste solvents, fuels, paints, lubricants, resins, adhesives, precious and semi-precious metals and thinners, which are generated from a wide range of commercial and government locations that include manufacturing operations, printers, automotive collision and repair shops, dry cleaners, retail locations, schools and universities. Safety-Kleen uses its collection network and infrastructure to provide convenient management of both large and small quantities of wastes from its customers. Waste materials are appropriately identified and characterized prior to service and are typically collected by Safety-Kleen route service personnel that provide the customers with the requisite documentation for state and federal waste management as well as U.S. Department of Transportation requirements. Except for certain precious and semi-precious metals, we do not re-sell these collected materials to third parties. The collected materials are transported and tracked through our system to appropriately-permitted processing locations with the applicable recovery, recycling or disposal technology based on regulation, material composition and customer preferences. These relationships with its customers provide Safety-Kleen the opportunity to provide additional services, including total project management, clean-up activities and emergency response services.

Our Strengths

              North America's Market Leader.    We are a market leader in three of our largest service offerings in North America—used oil collection, re-refining and recycling, parts cleaning services and vacuum services—which together accounted for approximately 70% of our revenues in fiscal year 2007. Our network of assets in North America enables us to provide a broad range of services to our customers including used oil collection, used oil re-refining, parts washing services, vacuum services and containerized waste services. We are the only North American-wide provider of both used oil collection and re-refining and parts cleaning services. Competition in our markets is highly fragmented and we believe that no other company is able to provide customers who have nationwide operations with the consistency and level of service they require. The breadth and credibility of our service offerings, together with our market presence, resonates with customers seeking providers with an established reputation for reliable and high-quality services and we believe positions us for future growth.

              Premier Brand Name.    With over 40 years of operating history, we believe Safety-Kleen is the most recognized brand in the industry and is associated with quality, reliability and environmental stewardship. The on-site presence of our highly recognizable branded equipment and products, along with the recurring visits of our sales and service representatives, continues to reinforce the Safety-Kleen brand name. Through our targeted marketing initiatives, we enhance our brand recognition to many of our customers. For example, we are an Official Supplier of NASCAR and our parts washers are an exclusive licensed NASCAR performance product.

              Trusted Environmental Solutions Provider.    We have a proven track record of providing responsible environmental solutions that meet the needs of our customers and the communities we serve. With our proven expertise and environmentally-responsible protocols, we are able to reduce our customers' liability and assure regulatory compliance when providing these environmental services to our customers. In addition, our closed-loop processes ensure that used oil and solvent are collected, transported, processed and then re-introduced into the marketplace. These methods of handling both hazardous and non-hazardous waste throughout a full life-cycle minimize the introduction of such waste into the land and water. As environmental awareness increases, we believe customers will look to providers like us with a demonstrated track record of providing responsible environmental solutions.

              Scalable, Integrated Network Allows for Significant Operating Leverage.    Our extensive network provides a solid platform from which our service revenues can be increased with minimal additional costs. This scalable platform and the breadth of our service offerings positions us to grow organically by cross-selling our products and service offerings and serving as a complete solutions provider of environmental solutions for customers' environmental needs. We believe that cross-selling to our customers that require two or more of our service offerings and increasing the number of customers in our primary geographic service areas will drive strong incremental margin growth.

              In the oil services and products business, our integrated network allows us to capture more of the value of used oil throughout its life-cycle, from collection to eventual reuse. We believe we generate significant cost advantages and revenue opportunities by eliminating the incremental costs we would pay to third-party used oil collectors if we did not have our own used oil collection network. In addition, we generate greater revenues from the re-refining and recycling of used oil we collect into high quality base and blended lubricating oils and their ultimate sale than what we would obtain from selling our collected used oil in the fuel markets.

              Recurring Revenue Stream from Large, Diverse Customer Base.    Our customers require regular service calls for collection, replenishment, maintenance and technical assistance. As a result, we performed approximately 64,000 customer service calls per week in fiscal year 2007. This recurring service demand generates a stable source of revenue. For example, in fiscal year 2007, approximately 46% of our parts washer customers were under contract. All of our parts washer customers require recurring service for their parts washers, with service intervals averaging every 12 weeks. These recurring visits with our customers allow us to build lasting relationships, create a dependable recurring revenue stream and the opportunity to cross-sell our products and service offerings. In addition, we have a large and diverse customer base. In fiscal year 2007, our top 10 customers accounted for less than 19% of our total revenue, with no customer accounting for more than 4.4% of our revenue.

              Substantial Barriers to Entry.    Our North American network of complementary assets is difficult, expensive and time consuming to replicate. Our network includes over 200 facilities and is supported by logistics capabilities to optimally manage these assets, including over 1,000 rail cars, more than 2,500 vehicles and seven 400,000 gallon barges. With this extensive network, we are able to provide services and products in every key market throughout the United States and Canada. These facilities and assets, as well as the government permitting processes discussed below, create significant barriers to entry for potential large national or regional competitors wishing to operate oil re-refineries or treatment, transfer and storage facilities.

              The permitting process for a typical branch facility is governed by the Resource Conservation and Recovery Act, or RCRA, implemented by both the EPA and the various states. In addition, many states, provinces and local municipalities also require concurrent permits to operate a facility, including land use planning permits, air permits, storm water management permits, permits that may be required for specific chemical processing, and various licenses and registrations. This permitting process involves the preparation and expense of long, complex regulatory and engineering documents and a public hearing process that ultimately requires public support for approval. The process usually takes three to five years for a new branch facility. A permit renewal, which takes one to two years to complete, is required every five to ten years.

              Strong Environmental, Health and Safety Performance in Highly Regulated Industries.    We believe many customers choose our services because of our technical expertise and our environmentally-responsible processes. Our commitment to environmental stewardship is evidenced by our Environmental Management System, which is compliant with ISO 14001 standards, and our oil re-refineries, which are compliant with ISO 9001 standards. Our environmental, health and safety program is supported by an experienced team of approximately 60 regulatory compliance professionals. In addition, we have received a number of awards recognizing our environmental expertise, including the EPA Excellence in Site Remediation Recognition in 2004, the 2005 "Facilities of the Year" award from Environmental Protection Magazine and the 2006 "Environmental Responsibility Award" presented by California's Manufacturers & Technology Association and the Industrial Environmental Association.

              Proven, Experienced Management Team.    We are led by our CEO and President, Frederick J. Florjancic, Jr., who joined us in 2004. Since his arrival, Mr. Florjancic has assembled a senior management team comprised of individuals who average over 25 years of experience and possess strong records of operating performance in a diverse range of industries. This management team has increased operational efficiency, improved financial and internal controls and further enhanced the Safety-Kleen brand through additional service and product offerings and accretive acquisitions.

Our Business Strategy

              Our mission is to be the market leader in providing environmental solutions that meet the needs of our customers and the communities we serve. We have developed a multi-year strategic plan to grow and improve our business, which includes the following strategies:

              Grow our oil business.    We intend to expand our oil business by increasing used oil collections, used oil re-refining capacity and RFO sales. We have benefited from strong pricing trends and are operating our re-refining facilities at essentially full capacity. We have begun an expansion project at our re-refineries to increase our used oil re-refining capacity by approximately 24 million gallons, or 17%, and increase the nominal tank storage capacity at our re-refineries by 12 million gallons, by the end of fiscal year 2009. In order to increase our used oil collection capabilities, we are currently adding to our fleet of oil collection vehicles and are evaluating plans to build or acquire additional oil terminals in strategically located regions, based upon availability of alternative fuel sources, access to transportation, demand for RFO and other strategic considerations.

              Expand our industrial cleaning business.    We believe that there is a significant opportunity to grow our parts cleaning market share, as well as to expand our product and service offerings in the manufacturing, automotive and governmental sectors, through the following initiatives:

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  Expanding industrial cleaning service offering.  We are leveraging our brand identity and distribution network to expand the customer base for our industrial cleaning product and service offerings. For example, we have developed specialized applications for companies in the metalworking industry, which are designed to keep such customers' equipment running smoothly through "in-process" cleaning. In addition, we have developed Safety-Kleen® branded professional cleaning products, including hand, floor and general purpose cleaners, as well as, spill kits, absorbents and cleaning aerosols, that we can offer to our existing and future customers, some of which are sold through retail outlets.

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  Developing new products.  Our new research and development center, coupled with our new supply relationships, has allowed us to introduce advanced parts washer models with improved technology, improved durability, additional features and enhanced cleaning efficacy at the same cost as our current product offerings. Our research and development center focuses on developing new parts washer products or enhancing current parts washer products to meet the cleaning needs of our customers. For example, based on the efforts of our research and development center, we recently introduced our AQ-1 aqueous parts washer which offers customers enhanced cleaning capabilities and convenience, with features such as a 110 volt power demand that is more convenient than the traditional 220 volt automated unit, an integrated timer that decreases start-up time and allows the unit to be ready when needed, an environmentally-friendly cleaning solution that cleans at lower operating temperatures and casters that allow the unit to be moved about the workplace.

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  Expand low cost manufacturing.  We recently began outsourcing a portion of our parts washer production to low cost manufacturers in China. By doing this, we are now able to replace old parts washers with new machines at a lower cost than refurbishing old machines, which was our prior practice. We believe this supply change will enhance our competitiveness by upgrading our customers to new machines rather than providing refurbished ones.

              Increase customer penetration.    We intend to increase customer penetration by cross-selling existing products and services to our customers through the following initiatives:

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  Cross-selling our services.  Through focused marketing and cross-selling, we plan to increase penetration of our existing customer base that utilizes only a portion of our full suite of services. Currently, less than 26% of our customers use multiple Safety-Kleen core product and service offerings, such as oil services and products, parts cleaning services, containerized waste services and vacuum services. However, we believe that the vast majority of our customers have additional needs for environmental services, oil services and products and industrial cleaning solutions for which we are not yet the provider. For example, automotive shops may require parts cleaning, oil collection, oil filter recycling, containerized waste services, vacuum services, emergency response services and various cleaning products.

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  Aligning our sales force.  We are supporting our effort to be the complete solutions provider for all of our customers' industrial cleaning and environmental service needs by aligning our sales force by specific target customer types such as automotive repair shops and commercial and industrial accounts. With a sales force aligned by customer type and supported by specialized training, sales tools and compensation plans, we believe that we will be able to significantly improve our sales penetration of our current customer base.

              Pursue "tuck-in" and regional acquisitions.    We compete in highly fragmented markets that offer various consolidation opportunities. We plan to selectively pursue acquisitions to accelerate our growth, realize operating synergies and enhance our market position. We target "tuck-in" acquisitions that offer access to new customers which can be serviced through our existing network without substantial additional capital investment. We also plan to pursue regional acquisitions, such as the recent acquisition in December 2007 of certain oil collection and parts washer assets of Advanced and United in the Northeastern region of the United States, which provided additional logistics assets and the capability to collect increased volumes of used oil in that region. We believe this strategy will allow us to increase asset utilization and profitability.

              Improve asset utilization.    We intend to improve our asset utilization by disposing of non-core and under-performing assets. To accomplish this objective, we intend to begin exiting certain lines of business such as dry cleaning, tolling and imaging. For example, in March 2008, we sold our containerized dry cleaning and wastewater treatment facility in Hebron, Ohio and our recycling facility in Chicago, Illinois to Clean Harbors, which facilities were special purpose operations dedicated to our tolling and dry cleaning business, respectively. In addition, we intend to consolidate or close a number of under-performing branches in 2008 and service our customers more efficiently from other branches in the surrounding area.

Products and Services

              The following chart presents the revenues and percentages from each of our key product and service offerings for fiscal year 2007.

Oil Services and Products

              We are North America's largest re-refiner and recycler of used oil. In this area, we capitalize on the spread between the cost to collect and re-refine or reprocess used oil and the price at which we sell the re-refined oil products and RFO.

              In fiscal year 2007, we collected over 200 million gallons of used oil from automobile and truck dealers, automotive garages, oil change outlets, service stations, industrial plants and other businesses. Through our logistics network of over 470 oil collection trucks, seven barges and over 1,000 rail cars, we collect and transfer used oil to one of our 22 oil terminals for storage and initial processing. We collect used oil primarily for processing at our two oil re-refineries. Our used oil collection network has the ability to supply all our re-refining and recycling requirements, providing a reliable source of used oil, which allows us to optimize the efficiency of our re-refining operations.

              We own and operate the two largest used oil re-refineries in North America, located in East Chicago, Indiana and Breslau, Ontario, representing, according to the NPRA Study, in excess of 75% of the used oil re-refining capacity in North America. The East Chicago facility is the largest used oil re-refinery in North America with an annual capacity of more than 100 million gallons of used oil. The Breslau facility is the largest used oil re-refinery in Canada with an annual capacity of more than 40 million gallons of used oil. We operate our re-refineries at essentially full capacity, re-refining a majority of the used oil we collect to produce high quality base and blended lubricating oils with the same quality and performance standards as base oils refined from crude oil. In fiscal year 2007, approximately 52% of our lubricating oil production was blended lubricating oil and 48% was base lubricating oil. During fiscal year 2007, blended products accounted for approximately 50% of total oil and oil products sales revenues and base lubricating oils accounted for approximately 30%. The remaining portion of our oil and oil products sales revenue in fiscal year 2007 was generated from sales of terminal fuel and other by-products of the re-refining process, such as asphalt extenders and industrial fuel oils. Used oil collected in excess of the capacity of our re-refining facilities is processed through our terminal network into RFO and sold to industrial plants, asphalt plants, cement kilns and pulp and paper companies.

Industrial Cleaning Services

              Parts Cleaning Services.    We pioneered parts cleaning services and have been the market leader in North America for over 40 years. According to the Farkas Report, we enjoy the leading market position in North America by revenue and installed base of parts washers. Parts cleaning services consist of the placement, maintenance and servicing of parts washers and the associated cleaning fluids at a wide range of automotive, industrial and commercial customer locations.

              Parts cleaning remains a customer-focused, direct-selling business. Parts cleaning services representatives install and service either solvent or aqueous parts washers at customer locations. Service representatives then make customer service calls at regular intervals to clean and maintain equipment and remove and replace the used cleaning fluids with fresh cleaning fluids. In fiscal year 2007, we performed over one million parts cleaning services to an installed base of approximately 251,000 parts washers, consisting of approximately 164,000 that we owned and placed at customer locations and approximately 87,000 that were owned by our customers. We provide recurring services on these parts washers, with an average service interval for all our customers of 12 weeks. In addition, in fiscal year 2007, approximately 46% of our customers were under contracts which generally are for a term of one year, and automatically renew for additional one-year periods unless terminated by the customer or us. Our other customers arrange for our parts cleaning services on a pre-arranged schedule or on an as-needed basis. We believe we offer the broadest line of parts washer equipment on the market. We also sell parts washer equipment and provide service to customers who own their own parts washers. For those customers who purchase parts washers and enter into a service agreement, we generally provide a limited warranty for the lesser of the term of the service agreement or two years that covers the replacement of defective parts.

              According to the Farkas Report, we are North America's largest collector by volume of used solvent, which is collected from servicing parts washers and then recycled for reuse at our network of recycling centers. During fiscal year 2007, we collected approximately 15 million gallons of used solvent and reclaimed approximately 14 million gallons of used solvent, or approximately 90%, of such collected solvent. Through recycling, we fulfilled approximately 77% of our total solvent requirements in fiscal year 2007, which allowed us to reduce our purchases of more expensive virgin solvent in the market. In addition, we have enhanced our position in the aqueous cleaning market through our 50% owned joint venture, formed in 1999, with Church & Dwight Co., Inc. (Arm & Hammer) which produces an effective aqueous parts cleaning formula. The joint venture manufactures an aqueous solution for industrial cleaning product offerings that is sold to us and other unrelated third parties. We provide the aqueous solution as part of our aqueous parts cleaning services to our customers for their cleaning needs. Prior to this joint venture, we had limited aqueous product availability for our parts cleaning services.

              Allied Products.    We leverage the strength of the Safety-Kleen brand and our leading position in parts cleaning services to offer a complementary line of products. These products include degreasers, glass cleaners, thinners, hand cleansers, floor cleaners, absorbents, antifreeze, windshield washer fluid, mats and spill kits. These products are manufactured to our specifications by third-party manufacturers and are marketed by our sales and service personnel.

Environmental Services

              Based on customer demand for a broader range of environmental solutions, we have become a leading provider of containerized waste services, vacuum services, total project management and other environmental services.

              Containerized Waste Services.    Containerized waste services include the characterization, collection, transportation and recycling or third-party disposal of a wide variety of hazardous and non-hazardous wastes. We believe we manage the largest volume of waste manifests in the United States. We utilize our collection network to provide containerized waste services to our customers who require removal of a variety of waste products that require specialized handling, including inks, paints, used oil filters, gasoline filters, gasoline, brake fluid, fluorescent bulbs, absorbents and other similar waste materials.

              Vacuum Services.    We are one of the largest providers of vacuum services in North America. Our vacuum services offering is supported by our fleet of approximately 240 vacuum trucks, which are specially designed to remove solids, residual oily water and sludge and other fluids from our customers' oil/water separators, sumps and collection tanks. Many industrial processes result in the accumulation of waste fluids. For example, many automotive repair shops, car washes and similar businesses have underground oil/water separators, which are often subject to regulations that prohibit discharge of dirty or oily water into municipal sewer systems. We also collect waste fluids found at small and large industrial locations, including metal fabricators, auto maintenance providers and general manufacturers.

              Total Project Management.    We also leverage our existing customer relationships to provide total project management services, in which we select and manage pre-qualified third-party service providers in such areas as chemical packaging, on-site waste management, remediation, compliance training and emergency spill response. Due to our reputation as a full service environmental solutions provider and strong capabilities in regulatory and risk management, our customers call on us, even when we are subcontracting to a third party, for these services.

              Other Services.    Other services include the following:

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  Bulk shipping.  We ship waste directly to processing or disposal sites for certain of our customers that generate large quantities of waste.

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  Imaging services.  We provide on-site and off-site recycling of photochemical solutions, as well as film, aluminum plate and silver recovery services, to health care, printing, photo processing and other businesses and industries, which utilize image capture, processing, storage, output or delivery of images.

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  Dry cleaning services.  We collect and recycle contaminated dry cleaning wastes consisting of used filter cartridges and sludge containing perchloroethylene or mineral spirits used by dry cleaners to remove stains from clothing.

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  Recycling services and sales.  In addition, we obtain revenue from our toll processing operations whereby we collect and recycle a customer's waste stream and return the recycled product to the customer for use. We also have permits and capabilities to process wastewater at two of our facilities, whereby we physically and chemically treat our customer's wastewater to reduce the contaminants to specific treatment standards, which allows for the eventual return of the water back into the environment.

Raw Materials

              Because of the diversity of our products and services, as well as the wide geographic dispersion of our facilities, we use numerous sources for the raw materials needed for our operations, which primarily consist of used oil and additives. Some of our materials used in the blending of our oil products are limited to a few suppliers. We have not been adversely affected by the inability to obtain raw materials.

Our Service Network

              During fiscal year 2007, we delivered our services to approximately 330,000 customer locations through our national network of over 200 facilities and logistics capabilities supported by a fleet of trucks, rail cars and barges. With locations in 45 U.S. states, four Canadian provinces, Puerto Rico and Mexico City, we are able to provide a wide array of services throughout North America and respond in a timely manner to our customers' needs.

Facilities

              We have a significant portfolio of facilities, including branches, recycling centers, accumulation centers, distribution centers, oil terminals and oil re-refineries. As described below, we own a significant number of these facilities.

Facility type	Number of facilities	% owned	Description
Branches	162	67%	Branches are our principal sales and service centers from which we provide oil services, parts cleaning services, containerized waste services and other environmental services. Our branches have a total of approximately 4.8 million gallons of tank storage capacity and 6.8 million gallons of container storage capacity.
Recycling centers	9	89%
			Recycling centers, with a total of approximately 3.4 million gallons of tank storage capacity and 3.0 million gallons of container storage capacity, recycle used solvents and process other chemicals and waste streams picked up from customers.
Accumulation centers	9	78%	Accumulation centers, with a total of approximately 75,500 square feet of capacity, serve branches by accumulating waste from all of our branches until they are taken to our recycling centers.
Distribution centers	6	50%	Distribution centers, with a total of approximately 400,000 square feet, are used to distribute new products and redistribute recycled products
Oil terminals	22	82%	Oil terminals collect or process used oil prior to delivery to re-refineries or distribute re-refined oil. Our total tank storage capacity at our oil terminals is approximately 36.1 million gallons.
Oil re-refineries	2	100%
			Our re-refineries, located in East Chicago, Indiana, and Breslau, Ontario, re-refine approximately 140 million gallons of used oil into high quality base and blended lubricating oils. Our re-refineries have a total of approximately 19.5 million gallons of tank storage capacity. We have begun an expansion project at our re-refineries to increase our used oil re-refining capacity by approximately 24 million gallons, or 17%, and increase the nominal tank storage capacity at our re-refineries by 12 million gallons, by the end of fiscal year 2009.
Corporate headquarters	1	0%	Our corporate headquarters, with approximately 110,000 square feet, is located in Plano, Texas.
Divisional offices	3	0%	Our divisional offices are located in Atlanta, Georgia, Baltimore, Maryland and Toronto, Canada.
Other	42	—	We have a variety of other sites, both owned and leased, including small office facilities and sites being remediated.

Fleet

              Efficiency of collection and transportation is a critical element to our North American network with route density and scale economies essential to providing quality service at relatively low unit costs. Our network is connected by our extensive fleet of vehicles whereby we deploy dedicated collection vehicles of different capacities and capabilities depending on the type of waste stream to be collected. With over 1,000 rail cars and over 2,500 vehicles, including route trucks, vacuum trucks, tractors, trailers, pick-ups and vans stationed at our branch service centers throughout North America, we are able to effectively manage our integrated network to meet the needs of our customers. The following table summarizes our fleet as of March 31, 2008:

Vehicle Type	Owned	Leased	Total
Route trucks	679	366	1,045
Oil collection trucks	338	141	479
Vacuum trucks	213	26	239
Rail cars	0	1,025	1,025
Barges	0	7	7
Tractors	142	65	207
Trailers	351	225	576
Vans and pickups	558	1	559

Sales and Marketing

              Our North American sales and marketing activities are organized through a network of over 570 sales professionals, 18 of whom are dedicated to serving national accounts. Our sales organization is structured to provide a focused approach to sales management and account development centered around our target customer groups and geographic regions. Since fiscal year 2006, our sales organization has been repositioned as a seller of solutions as opposed to a seller of individual products. In our new sales structure, professionals sell exclusively to automotive customers, industrial customers, or as generalists in regions where our customers are spread most thinly. The number of sales professionals is based upon existing market potential by customer type. We believe this structure allows us to provide better sales training, direction, specific products and promotions to our sales professionals to increase sales and account retention.

              Through regular service and maintenance contact with hundreds of thousands of customers, we have the opportunity to effectively cross-sell new and existing services and related products and to become the complete solutions provider for our customers' industrial cleaning and environmental needs. This focus on cross-selling, or "bundling," is one of management's key priorities. For example, we currently estimate that less than 26% of our customers purchase more than one of our core service offerings. Of the remaining customers, we estimate that a significant portion of those customers purchase additional services offerings from a competitor. We believe that our brand recognition, environmental expertise and sales infrastructure positions us to capture more of this business.

              We are currently implementing a number of new marketing and product initiatives, as well as expanding our sales channels. For example, in our parts cleaning line, we have recently introduced the AQ-1, a new combination aqueous based parts cleaning unit, as part of our service offerings. This unit combines the features of a traditional manual cleaning unit with those of an automated spray cabinet. Some of the AQ-1's features include a 110 volt power demand that is more convenient than the traditional 220 volt automated unit, an integrated timer that decreases start-up time and allows the unit to be ready when needed, an environmentally-friendly cleaning solution that cleans at lower operating temperatures and casters that allow the unit to be moved about the workplace. We have also introduced the X16/30, our next generation solvent parts cleaner that offers our customers improvements to our traditional manual solvent equipment, based on its enhanced user and servicer ergonomics, lighting, mobility, and increased fluid circulation. We continue to expand our cleaning products and automotive fluid offerings to add products that are used by a majority of our customers. For example, for our automotive customers, we have recently introduced the Khameleon® brand of recycled anti-freeze and coolant, a non-flammable windshield washer fluid and our EcoPower™ re-refined passenger car motor oil. These products fill existing demands with quality products and provide our customer base with the opportunity to utilize a "green" alternative. We have also recently secured our first orders for Safety-Kleen® branded cleaning products with national, regional and local retail outlets, allowing us to leverage our brand strength and product lines in this channel. In addition, we have recently begun expanding our sales channels beyond our traditional direct sales model in an effort to expand our sales reach and provide additional purchasing convenience for our customers. To increase sales to existing and potential customers, we now print and distribute product catalogs and encourage our customers to place their orders either through our central call center or on-line through our website at www.safety-kleen.com.

              Our marketing communications are targeted at our core customers through web, print (primarily trade publications and catalogues), press releases on key events or initiatives, point of sale material, trade association participation and trade shows. We also work to enhance brand image through our multi-faceted association with motor sports in general and our relationship with NASCAR in particular. In addition, we use our ServiceFirst program to enhance customer satisfaction through increased level of sales and service focus and communications to our most valued customers. This program mandates scheduled account interactions, sets customer service quality standards and rewards our field employees for exceptional results.

Regulations, Compliance and Health & Safety

              We regard compliance with applicable environmental regulations and the health and safety of our workforce and communities we serve as critical components of our overall operations. We have developed an environmental management system, or EMS, that governs all our activities and helps to achieve high levels of compliance. We believe that we are the only environmental services company that maintains a North American-wide EMS that conforms to the ISO 14001 standards, enhancing our compliance performance and our brand with our target customers.

              Following guidance from the EPA, we developed a set of processes and practices that enable us to systematically assess and manage the compliance of our operations. In our EMS, we have mapped every job position that impacts compliance to each regulation that governs that job, allowing us to assess risk and clearly identify roles and responsibilities at every level of our company, as well as apply specific state and local regulatory requirements for each job. The backbone of our EMS is the comprehensive set of documentation and procedures, our Branch Operating Guidelines and our Standard Operating Procedures, which specifically identify the manner in which the job must be completed in order to comply with regulations. In fact, many of these internal operating requirements are more stringent than those imposed by regulation. Our commitment to compliance with environmental and health and safety regulations also enhances our operating performance. For example, our East Chicago re-refinery has not had a lost workday injury in over 11 years (more than 2.0 million man hours), and our Breslau re-refinery has not had a lost workday injury in over 12 years (more than 2.0 million man hours).

              Our compliance staff is centrally managed but supports all aspects of our operations. This staff of approximately 60 highly trained professionals is responsible for supporting the facilities, permitting and regulatory compliance, health and safety compliance and initiatives, regulatory training, transportation compliance, remediation projects and all related record keeping. To ensure the effectiveness of our EMS and related regulatory reporting, our compliance organization monitors daily operational activities and automatically generates and sends a weekly report to senior management concerning the status of our environmental compliance and health and safety programs. Additionally, environmental compliance is a core part of our overall company audit program. Our dedicated auditors evaluate not only the performance of the facilities but also of the environmental professionals assigned to support those facilities, allowing us yet another chance to identify any weaknesses or opportunities for improvement in our ongoing compliance programs. The internal environmental audit team also evaluates the risk associated with third-party disposal vendors and helps us ensure we minimize any potential future liabilities.

              Our facilities are frequently inspected by local, state, provincial and federal regulatory agencies. Although our facilities have been cited on occasion for regulatory violations, we believe that each facility operates in substantial compliance with all applicable regulations. In fact, various regulators often seek our input to craft solutions to complex environmental issues and training needs. Between agency oversight and our own environmental, health and safety professionals and internal audit function, we believe our facilities are under constant oversight and review which further helps reinforce our culture of compliance.

Competition

              In each of our primary service offerings, the sources of competition vary by locality and by type of service rendered, with competition coming from smaller regional or local competitors that offer various environmental solutions. Our main competitors in our oil services offerings are Evergreen in California and Newalta in Vancouver, Canada and our main competitor in industrial cleaning services is Heritage-Crystal Clean in the eastern half of the United States. The principal methods of competition for all of our services are quality of service, price, efficiency, safety and innovative products. We believe our smaller customers are more sensitive to price than the other factors on which we compete. Consequently, while we believe our size and expertise provides advantages to our customers who use our services, we can lose customers to competitors who compete primarily on price.

Seasonality

              Our operations may be affected by seasonal fluctuations due to weather cycles influencing the timing of customers' need for services and products. Typically during the first quarter of each year there is less demand for our services and products due to the lower levels of activities by our customers due to the cold weather, particularly in the Northern and Midwestern regions of the United States and in Canada. In addition, factory closings for the year-end holidays reduce the volume of industrial waste generated, which results in lower volumes of waste handled by us during the first quarter of the following year.

Insurance and Financial Assurance

              We maintain comprehensive insurance programs covering risks associated with our operations. Our insurance programs cover four principal areas of potential risk: casualty (consisting of automobile, general liability (including products liability) and workers' compensation); environmental exposures; property damage; and financial/fiduciary matters.

              Since the early 1980s, casualty insurance policies have typically excluded liability for pollution related exposures. We cover pollution risks with various environmental policies available in the market. Our environmental liability insurance policies cover potential risks in three areas: as a contractor performing services at customer sites; as a transporter of waste; and for waste storage and handling at our facilities and for waste disposal at non-owned facilities. We have contractors' operations and professional services liability insurance of $5.0 million per occurrence and $10.0 million in the aggregate, which covers claims arising out of the performance of services and operations for our customers. In compliance with federal and state regulations that require liability insurance coverage for all facilities that treat, store or dispose of hazardous waste, we have pollution and legal liability remediation insurance, with limits of $20.0 million per occurrence and $60.0 million in the aggregate, with a $1.0 million deductible. This program covers third-party claims for bodily injury, property damage and remediation expenses related to waste materials released from our facilities or caused by our approved vendors who dispose of waste materials for us. Our pollution and legal liability insurance program provides coverage for vehicle accidents involving in-transit wastes, with an aggregate limit of $3.0 million, subject to a $500,000 self insured retention.

              We have $200.0 million of comprehensive property insurance for our owned and leased properties and business operations, including boiler and machinery and business interruption coverage. This program has deductibles of up to $500,000, depending upon the type of loss and the nature of the operations at the location, with an aggregate limit of $200.0 million. This program has various sub-limits and higher deductibles for certain types of losses, such as losses resulting from flood and earthquake perils.

              Our insurance programs for certain workers' compensation, general liability (including product liability) and automotive liability carry self-insured retentions up to certain limits. Claims in excess of these limits are fully insured. Under our insurance programs, coverage is obtained for catastrophic exposures, as well as those risks required to be insured by law or contract. To reduce our insurance premiums, it is our policy to retain a significant portion of certain expected losses related primarily to employee benefit, workers' compensation, vehicle and general liability (including products liability). Provisions for losses expected under these programs are recorded based upon our estimates of the aggregate liability for claims. We believe that policy cancellation terms are similar to those of other companies in other industries.

              Operators of hazardous waste handling facilities are also required by federal and state regulations to provide financial assurance for closure and post-closure care of those facilities should the facilities cease operation. Closure and post-closure costs would include the cost of removing waste from a facility scheduled for closure and sending the material to another facility for disposal and the cost of performing certain procedures for decontamination of the closed facilities. Total closure and post-closure financial assurance required by regulators associated with our operations is approximately $51.2 million. In connection with closure, post-closure and corrective action requirements of certain facility operating permits, we provided financial assurances in the form of insurance policies and performance bonds to the applicable regulatory authorities and also provided letters of credit to our financial assurance provider totaling approximately $21.8 million as of December 29, 2007.

              Our ability to continue conducting our industrial waste management operations could be adversely affected if we should become unable to obtain sufficient insurance and/or financial assurance to meet our business and regulatory requirements in the future. The availability of insurance may also be influenced by developments within the insurance industry, although other businesses in the environmental services industry would likely be similarly impacted by such developments.

Intellectual Property

              We have invested significantly to develop proprietary technology relating to parts cleaning equipment, oil services and environmental services and to establish and maintain an extensive knowledge of the leading technologies and incorporate these technologies into the various environmental services that we offer and provide to our customers. We currently own 29 patents and patent applications in the United States and 70 patents and patent applications in other countries around the world, primarily related to our parts cleaning business. We also currently own 61 trademark registrations and pending trademark applications in the United States and 163 trademark registrations and pending trademark registrations in other countries around the world. Our issued patents and trademark registrations are currently in full force and effect. In addition, we license software and other intellectual property from various third parties. We have entered into confidentiality agreements with certain of our employees, consultants and corporate partners, and control access to our trade secrets, software documentation and other proprietary information. We believe that we hold adequate rights to all intellectual property used in our business and that we do not infringe upon any intellectual property rights held by other parties. We own trademark registrations for the Safety-Kleen mark and Safety-Kleen logo in the United States and many countries around the world. The Safety-Kleen mark has become a very valuable asset of the Company and is widely recognized by virtue of the fact that the mark has been used continuously and exclusively for over 40 years in connection with our business. We believe that the patents covering our current aqueous parts washers are valuable assets and that, if our new aqueous and solvent parts washers become widely accepted, the patents covering those products will also be valuable assets.

Employees

              We have over 4,300 employees located throughout North America. Less than 1% of our employees are covered by collective bargaining agreements. We believe that we have good relations with our employees.

Legal Proceedings

              Our operations are continuously regulated by federal, state, provincial and local laws enacted to regulate the discharge of materials into the environment or to protect the environment. This regulation necessarily results in us frequently becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues that are involved generally relate to applications for permits and licenses by us and our conformity with legal requirements and alleged violations of existing permits and licenses.

Environmental/Regulatory Matters

              Superfund.    As of December 29, 2007, we were considered a PRP at 23 active Superfund sites. We periodically review our status with respect to each location and the extent of our alleged contribution to the volume of waste at the location, the available evidence connecting us to that location, and the financial soundness of other PRPs at the location. We estimate our probable liability for these Superfund sites, as of December 29, 2007, to be $2.4 million.

              New Jersey Natural Resources Damages Claim.    In September 2003, the New Jersey Department of Environmental Protection issued Directive No. 1 for the Lower Passaic River to one of our subsidiaries and approximately 40 other recipients. The Directive was issued under the authority of the New Jersey Spill Compensation and Control Act and alleged that the recipients were responsible for discharges that caused or contributed to sediment contamination in the Lower Passaic River. Our alleged liability was related to the former McKesson Envirosystems Company's operations in Newark, New Jersey. Our predecessor company acquired McKesson Envirosystems Company in 1987.

              The Directive sought performance of a natural resource damage assessment of the Lower Passaic River watershed, performance of interim compensatory restoration in the watershed and the execution of a single administrative consent order for the watershed. On October 17, 2003, we tendered the Directive for indemnification to McKesson Corporation from whom we acquired McKesson Envirosystems, and in accordance with its contractual obligations McKesson has agreed to assume this liability, defend and indemnify us on this claim. Pursuant to the indemnification, on November 10, 2003, McKesson assumed the defense of this action and filed a response to the Directive asserting good cause defenses. McKesson continues to work with the New Jersey Department of Environmental Protection and the EPA to resolve this matter. We expect to be fully indemnified against liability and defense costs associated with this matter by McKesson, and management believes that the ultimate outcome of this matter will not have a material adverse effect on our financial condition and liquidity.

              Franklinville, N.J. Site Remediation.    This lawsuit was originally instituted in October 1991. Safety-Kleen (Bridgeport), Inc., or Bridgeport, formerly known as Rollins Environmental Services (NJ) Inc., was first named in the plaintiffs' complaint filed in the Superior Court of New Jersey. The plaintiffs, who own land that used to be the site of a former storage tank farm in Franklinville, New Jersey and that was found to have soil and groundwater contamination, allege that Bridgeport, along with the other non-insurance defendants, is responsible for the cost of remediating the site. The plaintiffs also sued their insurers for insurance coverage. The lawsuit alleges that Bridgeport leased tanks for storage of waste materials at the site and seeks unspecified compensatory damages to assess and remediate contamination, including poly-chlorinated biphenyl, or PCB, contamination, on the property. The plaintiffs' retained experts have estimated potential cleanup costs to be approximately $5.0 million. Our experts have submitted a remediation plan with a total cost of less than $1.0 million. In September 2003, the plaintiffs were granted relief from the bankruptcy court to lift the automatic stay and proceed with their claim. In the meantime, the plaintiffs continue to pursue their claim against their insurance companies. In August 2004 and again in April 2005, we made a settlement offer of $400,000, which was subsequently withdrawn on May 15, 2005. During 2007, the plaintiffs inquired whether the $400,000 settlement offer remained valid. We informed the plaintiffs that the $400,000 settlement offer was still available for a full release of the Company. We are continuing to have settlement discussions with the plaintiffs. We believe that all potential liabilities associated with this matter have been included in our environmental reserves.

              Unwin Avenue/TEDCO Contamination Issue.    Our Canadian subsidiary was a tenant on a property located in Toronto from 1988 through 2000. The site is currently owned by the Toronto Economic Development Corporation, or TEDCO, an agency of the City of Toronto. The site has been determined to have significant levels of organic and inorganic contamination, some of which has migrated off-site.

              We have been unable to reach an agreement with TEDCO on both the appropriate remedial approach, particularly on-site, as well as the respective allocations of responsibility between TEDCO and us. TEDCO's consultants have estimated the cost of the appropriate remedial work at approximately $5.2 million. Our consultants have estimated these costs to be in the range of $3.1 million. On July 27, 2004, TEDCO indicated it would agree that we were responsible for 40% of the clean-up. A dispute remains between the parties regarding the extent of any clean-up required. At this point, litigation has been threatened but not initiated. In 2005, we commenced settlement discussions with TEDCO, which continue to date. We believe that all potential liabilities associated with this matter have been included in our environmental reserves.

Product Liability Claims

              Products Liability Cases.    From time to time, we are named as a defendant in various lawsuits that are currently pending in various courts and jurisdictions throughout the United States arising in the ordinary course of business, including 70 proceedings wherein persons claim personal injury resulting from the use of our parts washer equipment and/or cleaning products. These proceedings typically involve allegations that the solvent used in our parts washer equipment contains contaminants and/or that our recycling process does not effectively remove the contaminants that become entrained in the solvent during its use. In addition, certain claimants assert that we failed to adequately warn the product user of potential risks, including the failure to warn that solvent contains toxic or hazardous substances such as benzene. We maintain insurance, which we believe will provide coverage for these claims over amounts accrued for self insured retentions and deductibles. We believe that these claims lack merit and intend to vigorously defend ourselves against any and all such claims. These matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, we were unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 29, 2007.

Indemnification Matters

              Clean Harbors.    In February 2002, our predecessor company entered into a definitive agreement with Clean Harbors to sell our CSD, excluding certain assets and liabilities. In June 2002, the bankruptcy court approved the sale, which closed in September 2002. As part of the sale, Clean Harbors agreed to assume certain liabilities of our predecessor company. We are continuing to determine with Clean Harbors whether certain claims asserted against our predecessor company are included among the assumed liabilities. There can be no assurance that Clean Harbors will agree on our classification of all claims. In the event that Clean Harbors does not agree on the proposed classification of all claims, and is ultimately successful in its classification, or otherwise does not or is unable to meet its obligations with respect to such claims, such claims could be asserted against us even though such claims related to liabilities of our predecessor company. Since the claims relate to liabilities of our predecessor company, which predecessor company was dissolved in bankruptcy, we do not believe a party asserting such claims against us would be successful. However, if successful, our financial condition and results of operations could be materially and adversely affected.

Employment Matters

              California Class Action Claim.    Three separate class action suits have been filed in California courts since November 2005 against us alleging unpaid overtime, violations of state wage statement requirements and/or other similar claims. The named plaintiffs are former employees and the various asserted classes appear to include all customer service representatives and truck drivers employed by us in California since November 2002. All three cases are now pending in the United States District Court, Northern District of California.

              We dispute the validity of the claims and intend to vigorously defend the cases. On February 14, 2007, the Federal Court issued an order in the Perez & Doane case denying class certification without prejudice in that case. The Federal Court dismissed the Stegall case with prejudice on June 27, 2007. In the Wamboldt case, on August 21, 2007, the Federal Court granted us summary judgment as to certain commission claims, denied summary judgment as to overtime claims and granted plaintiffs' motion for class certification. On September 10, 2007, the Federal Court granted our Motion to Reconsider the August ruling and stayed any class action proceeding. A hearing to reconsider was held on October 31, 2007. On March 17, 2008, the Court issued an order denying Safety-Kleen's Motion for Reconsideration and Motion for Summary Judgment; however, the Court also specifically provided that one additional dispositive motion may be filed no later than 120 days prior to an eventual trial date, which has not been scheduled at this time. The Court also specifically stated that all discussion in the Order of the legal standard applicable to the overtime exemption issue is dicta and not a final conclusion on the matter. Active discovery is continuing in the two remaining cases. We believe that the ultimate outcome of these proceedings should not have a material adverse effect on our financial condition and liquidity.

Other Legal Matters

              We are party to various other general legal proceedings that arise in the ordinary course of business. While the results of these other additional matters cannot be predicted with certainty, we currently believe that losses, if any, resulting from the ultimate resolution of these other additional matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ENVIRONMENTAL REGULATION

              While our business has benefited substantially from increased governmental regulation of hazardous waste transportation, storage and disposal, the environmental services industry itself has become the subject of extensive and evolving regulation by federal, state, provincial and local authorities. We are required to obtain federal, state, provincial and local permits or approvals for each of our hazardous waste facilities. Such permits are difficult to obtain and, in many instances, extensive studies, tests and public hearings are required before the approvals can be issued. We have acquired all operating permits and approvals now required for the current operation of our business, and have applied for, or are in the process of applying for, all permits and approvals needed in connection with continued operation and planned expansion or modifications of our operations.

              We make a continuing effort to anticipate regulatory, political and legal developments that might affect operations, but are not always able to do so. We cannot predict the extent to which any environmental legislation or regulation that may be enacted or enforced in the future may affect our operations.

Federal Regulation of Hazardous Waste

              The most significant federal environmental laws affecting us are RCRA, Superfund, the Clean Air Act, the Clean Water Act and the Toxic Substances Control Act, or TSCA.

              RCRA.    RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the EPA has established a comprehensive "cradle-to-grave" system for the management of a wide range of materials identified as hazardous or solid waste. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA have been delegated authority by the EPA to administer their facility permitting programs in lieu of the EPA's program.

              Every facility that treats, stores or disposes of hazardous waste must obtain a RCRA permit from the EPA or an authorized state agency, unless a specific exemption exists, and must comply with certain operating requirements. Under RCRA, hazardous waste management facilities in existence on November 19, 1980 were required to submit a preliminary permit application to the EPA, the so-called Part A Application. By virtue of this filing, a facility obtained interim status, allowing it to operate until licensing proceedings are instituted pursuant to more comprehensive and exacting regulations (the Part B permitting process). Interim status facilities may continue to operate pursuant to the Part A Application until their Part B permitting process is concluded.

              RCRA requires that Part B permits contain provisions for required on-site study and cleanup activities, known as "corrective action," including detailed compliance schedules and provisions for assurance of financial responsibility. We believe each of our operating facilities complies in all material aspects with the applicable requirements. See "Business—Legal Proceedings—Environmental/Regulatory Matters," for a discussion of our environmental liabilities. See "Business—Insurance and Financial Assurance" for a discussion of our financial assurance requirements.

              Superfund.    Superfund is the primary federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. It also provides for immediate response and removal actions coordinated by the EPA to releases of hazardous substances into the environment, and authorizes the government to respond to the release or threatened release of hazardous substances or to order responsible persons to perform any necessary cleanup. The statute can be applied retroactively and provides for strict, and in certain cases, joint and several liability for these responses and other related costs, and for liability for the cost of damages to natural resources, to the parties involved in the generation, transportation and disposal of such hazardous substances. Under the statute, we may be deemed liable as a generator or transporter of a hazardous substance which is released into the environment, or as the owner or operator of a facility from which there is a release of a hazardous substance into the environment. See in the notes to our audited financial statements included in this prospectus "—Summary of Significant Accounting Policies—Environmental Liabilities."

              The Clean Air Act.    The Clean Air Act was passed by Congress to control the emissions of pollutants into the air and requires permits to be obtained for certain sources of toxic air pollutants such as vinyl chloride, or criteria pollutants, such as carbon monoxide. In 1990, Congress amended the Clean Air Act to require further reductions of air pollutants with specific targets for non-attainment areas in order to meet certain ambient air quality standards. These amendments also require the EPA to promulgate regulations, which (i) control emissions of 189 hazardous air pollutants; (ii) create uniform operating permits for major industrial facilities similar to RCRA operating permits; (iii) mandate the phase-out of ozone depleting chemicals; and (iv) provide for enhanced enforcement.

              The Clean Air Act requires the EPA, working with the states, to develop and implement regulations, which result in the reduction of volatile organic compound emissions and emissions of nitrogen oxides in order to meet certain ozone air quality standards specified by the Clean Air Act. We believe each of our operating facilities complies in all material respects with the applicable requirements.

              The Clean Water Act.    This legislation prohibits discharges into the waters of the United States without governmental authorization and regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including disposal sites and treatment facilities. The EPA has promulgated "pretreatment" regulations under the Clean Water Act, which establish pretreatment standards for introduction of pollutants into publicly owned treatment works, or POTWs. In the course of the treatment process, our wastewater treatment facilities generate wastewater, which we discharge to POTWs pursuant to permits issued by the appropriate governmental authority. We are required to obtain discharge permits and conduct sampling and monitoring programs. We believe each of our operating facilities complies in all material respects with the applicable requirements.

              TSCA.    We also operate a network of collection, treatment and field services (remediation) activities throughout North America that are regulated under provisions of the TSCA. TSCA established a national program for the management of substances classified as PCBs, which include waste PCBs as well as RCRA wastes contaminated with PCBs. The rules set minimum design and operating requirements for storage, treatment and disposal of PCB wastes. Since their initial publication, the rules have been modified to enhance the management standards for TSCA-regulated operations including the decommissioning of PCB transformers and articles; detoxification of transformer oils; incineration of PCB liquids and solids; landfill disposal of PCB solids; and remediation of PCB contamination at customer sites.

              In our transportation operations, we are regulated by the U.S. Department of Transportation, the Federal Railroad Administration, the Federal Aviation Administration and the U.S. Coast Guard, as well as by the regulatory agencies of each state in which we operate or through which our vehicles pass.

              Health and safety standards under the Occupational Safety and Health Act, or OSHA, are applicable to all of our operations. We believe we are in compliance in all material respects with the applicable requirements of such standards.

State and Local Regulations

              Pursuant to the EPA's authorization of their RCRA equivalent programs, a number of states have regulatory programs governing the operations and permitting of hazardous waste facilities.

Accordingly, the hazardous waste treatment, storage and disposal activities of a number of our facilities are regulated by the relevant state agencies in addition to federal EPA regulation.

              Some states classify as hazardous some wastes that are not regulated under RCRA. For example, California considers used oil as "California hazardous wastes" while RCRA does not. Accordingly, we must comply with state requirements for handling state regulated wastes, and, when necessary, obtain state licenses for treating, storing, and disposing of such wastes at our facilities.

              We believe that each of our facilities is in substantial compliance with the applicable requirements of federal and state laws, the regulations thereunder, and the licenses which we have obtained pursuant thereto. Once issued, such licenses have maximum fixed terms of a given number of years, which differ from state to state, ranging from three years to ten years. The issuing state agency may review or modify a license at any time during its term. We anticipate that once a license is issued with respect to a facility, the license will be renewed at the end of its term if the facility's operations are in compliance with applicable requirements. However, there can be no assurance that regulations governing future licensing will remain static, or that we will be able to comply with such requirements.

              Our facilities are regulated pursuant to state statutes, including those addressing clean water and clean air. Local sewer discharge and flammable storage requirements are applicable to certain of our facilities. Our facilities are also subject to local siting, zoning and land use restrictions. Although our facilities occasionally have been cited for regulatory violations, we believe we are in material compliance with all federal, state and local laws regulating our business.

Canadian Hazardous Waste Regulation

              In Canada, the provinces retain control over environmental issues within their boundaries and thus have the primary responsibility for regulating management of hazardous wastes. The federal government regulates issues of national scope or where activities cross provincial boundaries.

              Provincial Regulations.    To a greater or lesser extent, provinces have enacted legislation and developed regulations to fit their needs. Most of Canada's industrial development and the major part of its population can be found in four provinces: Ontario, Quebec, Alberta and British Columbia. It is in these provinces that the most detailed environmental regulations are found.

              The main provincial acts dealing with hazardous waste management are:

  •
  Ontario—Environmental Protection Act;

  •
  Quebec—Environmental Quality Act;

  •
  Alberta—Environmental Protection and Enhancement Act; and

  •
  British Columbia—Waste Management Act.

              These pieces of legislation were developed by the provinces independently and, among other things, generally control the generation, characterization, transport, treatment and disposal of hazardous wastes. Regulations developed by the provinces under the relevant legislation are also developed independently, but are often quite similar in effect and sometimes in application. For example, there is some uniformity in manifest design and utilization.

              Provincial legislation also provides for the establishment of waste management facilities. In this case, the facilities are also controlled by provincial statutes and regulations governing emissions to air, groundwater and surface water and prescribing design criteria and operational guidelines.

              Waste transporters require a permit to operate under provincial waste management regulations and are subject to the requirements of the Federal Transportation of Dangerous Goods legislation. They are required to report the quantities and disposition of materials shipped.

              Within the provincial regulations, definitions of hazardous wastes are quite similar. Wastes can be defined as hazardous based on origin or characteristic and the descriptions or parameters involved are very similar to those in effect in the United States. A major difference between the United States regulatory regime and those in Canada relates to ownership and liability. Under Canadian provincial regulations, ownership changes when waste is transferred to a properly permitted third party carrier and subsequently to an approved treatment and disposal facility. This means that the generator is no longer liable for improper handling, treatment or disposal, responsibility having been transferred to the carrier or the facility. Exceptions may occur if the carrier is working under contract to the generator or if the waste is different from that which was originally contracted among the parties.

              Canadian Federal Regulations.    The federal government has authority for those matters which are national in scope and in impact and for Canada's relations with other nations. The main federal laws governing hazardous waste management are:

  •
  Canadian Environmental Protection Act (1999), or CEPA 99, and

  •
  Transportation of Dangerous Goods Act.

              Environment Canada is the federal agency with responsibility for environmental matters and the main legislative instrument is the Canadian Environmental Protection Act. This act charges Environment Canada and Health Canada with protection of human health and the environment and seeks to control the production, importation and use of substances in Canada and to control their impact on the environment.

              The Export and Import of Hazardous Wastes Regulations under CEPA 99 control the export and import of hazardous wastes and hazardous recyclable materials. By reference, these regulations incorporate the Transportation of Dangerous Goods Act and Regulations, which address identification, packaging, marking and documentation of hazardous materials during transport.

              Canadian Local and Municipal Regulations.    Local and municipal regulations seldom reference direct control of hazardous waste management activities. Municipal regulations and by-laws, however, control such issues as land use designation, access to municipal services and use of emergency services, all of which can have a significant impact on facility operation.

Compliance with Environmental Regulations

              We incur costs and make capital investments in order to comply with environmental regulations that require us to remediate contaminated sites, operate our facilities in accordance with enacted regulations, obtain required financial assurance for closure and post-closure care of our facilities when such facilities cease operations, and make capital investments in order to keep our facilities in compliance with environmental regulations.

              As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Regulatory Matters," we have recorded environmental liabilities of approximately $58.7 million as of December 29, 2007, of which $3.3 million is included in accrued other liabilities in the consolidated balance sheets as liabilities related to assets held for sale. On March 21, 2008, we sold our Hebron, Ohio and Chicago, Illinois recycle centers that were held for sale at December 29, 2007. In connection with the sale, the buyer assumed the related environmental liabilities. For the years ended December 30, 2006 and December 29, 2007, we spent $4.6 million and $4.9 million, respectively, to address environmental liabilities.

              As discussed more fully above under "Business—Insurance and Financial Assurance," we are required to provide financial assurance with respect to certain statutorily required closure, post-closure and corrective action obligations at our facilities. We have placed most of the required financial assurance for facility closure and post-closure monitoring with an insurance company. In addition to the direct cost of the financial assurance policy, the policy requires that we provide letters of credit of approximately $16.9 million as collateral for the policy.

              As described in Note 2 to our audited consolidated financial statements included in this prospectus under "—Summary of Significant Accounting Policies—Environmental Liabilities," from time to time, we are involved in legal proceedings arising under environmental laws and regulations. Alleged failure to comply with laws and regulations may lead to the imposition of fines or the denial, revocation or delay of the renewal of permits and licenses by governmental entities. In addition, such governmental entities, as well as surrounding landowners, may claim that we are liable for environmental damages. Citizens groups have become increasingly active in challenging the grant or renewal of permits and licenses for hazardous waste facilities, and responding to such challenges has further increased the costs associated with establishing new facilities or expanding current facilities. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse effect on our business and future prospects.

MANAGEMENT

Executive Officers and Directors

              The following table sets forth information with respect to our named executive officers and directors and other key employees as of April 30, 2008:

Name	Age	Position
Frederick J. Florjancic, Jr.	61	CEO, President and Director
Steve Grimshaw	44	Executive Vice President, West Group
Dennis McGill	59	Executive Vice President and Chief Financial Officer
David M. Sprinkle	54	Executive Vice President, East Group
T.R. Tunnell	54	Executive Vice President, Corporate Secretary and General Counsel
Ronald W. Haddock(2)	67	Director
David Samuel Coats(1)(3)	67	Director
Patrick H. Daugherty(2)(3)	41	Director
R. Randolph Devening(1)(2)	66	Director
Matthew Kaufman(2)(3)	37	Director
Jason Mudrick(3)	33	Director
Richard B. Neff(1)(2)(3)	59	Director
Gregory J. Stuecheli	35	Director

(1)
Audit and Compliance Committee

(2)
Governance, Nominating and Environmental, Health and Safety, or EHS, Committee

(3)
Human Resources and Compensation Committee

              Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

              The following sets forth certain biographical information with respect to our executive officers and directors who will be serving upon completion of this offering:

              Frederick J. Florjancic, Jr. joined us in June 2004, as CEO, President and director. Mr. Florjancic joined our company from SPX Corp., of Charlotte, North Carolina, where he served as President of its Specialty Engineered Products Group since 2001, and was responsible for six companies that manufacture industrial filters, hydraulics and capital equipment. Prior to SPX, he spent 15 years with Brunswick Corp., beginning in 1985 as Vice President of Finance and Treasurer, and later serving as Global President and CEO of the Indoor Recreation Group. Mr. Florjancic holds Bachelor of Science and MBA degrees from Indiana University, and is a graduate of the Advanced Management Program at Harvard University's Graduate School of Business. He also serves on the board of directors of Elkay Manufacturing Company.

              Steve Grimshaw joined us in 1999 and became Executive Vice President, West Group in January 2007. Mr. Grimshaw served as Executive Vice President, Branch Sales and Service from January 2004 through December 2006. Prior to that time, he served in various capacities, including Senior Vice President/General Manager - South Region, Senior Vice President, Branch Sales and Marketing, and Senior Vice President, Business Management and Marketing. Before joining us, Mr. Grimshaw spent almost a decade in the motor oil and environmental services business with Valvoline/First Recovery, divisions of Ashland Oil, Inc. Mr. Grimshaw received his bachelor's degree in Political Science from the University of South Carolina.

              Dennis McGill joined us in April 2005 as Executive Vice President and Chief Financial Officer. Mr. McGill served as Executive Vice President and Chief Financial Officer of GAB Robins Groups of

Companies, a global financial services company and the second largest independent loss adjusting company, from October 2002 to April 2005. Mr. McGill has also served as Chief Financial Officer of national and international retail companies, including Hastings Entertainment, Inc. from August 1995 until October 1999 and Starboard Cruiseline Services from October 1999 until April 2000 and as Executive Vice President of Savers, Inc. from April 2000 until January 2002. Mr. McGill obtained his BS in Business Administration and MBA from the University of California at Berkley, and is a registered CPA in California.

              David M. Sprinkle became Executive Vice President, East Group in January 2007 and was Executive Vice President, Operations of the Company from October 2002 through December 2006. Mr. Sprinkle has been employed by the Company or our Predecessor Company since December 1980. From November 2001 through October 2002 he was Chief Operating Officer of the Company. He was also President of the Chemical Services Division from May 2000 through November 2001. Prior to that time, since October 1997 he served in various capacities, including Senior Vice President of Operations, Senior Vice President of the Eastern Division, Senior Vice President of the Southern Division and Senior Vice President of Sales and Services. Mr. Sprinkle received his BS in Business Administration from Virginia Polytechnic Institute and State University in 1976.

              T.R. Tunnell joined us in October 2004 as Executive Vice President and General Counsel from Fossil, Inc., a publicly-held international manufacturer of watches, leather goods and other accessories where he had served in several legal and executive capacities since 1993. Mr. Tunnell was also previously Vice President and General Counsel at Pillowtex Corp., a Dallas-based manufacturer and marketer of pillows and bedding products and Vice President, Legal at Mary Kay Cosmetics, Inc. Mr. Tunnell received his Bachelor of Arts degree from East Texas State University and his Juris Doctor from Southern Methodist University, and is a member of the Texas Bar Association.

              Ronald W. Haddock has served as one of our directors since December 2003 and has been Chairman and Chief Executive Officer of the Board of Ashmore Energy International since August 2003. Mr. Haddock was previously Chairman and CEO of Prisma Energy International and President and CEO of Dallas-based FINA, Inc., and prior to that, he served in executive positions with Exxon. He currently serves on the boards of Adea Solutions, Inc., Alon Energy and Southwest Securities, Inc. He is non-executive Chairman of our board of directors, and also serves as Chairman of the governance, nominating and EHS committee.

              David Samuel Coats has served as one of our directors since December 2003 and most recently served from June 2004 to March 2006 as President and CEO of Schlotzsky's, Inc, where he successfully led a financial restructuring and sale of the company. Prior to that, from January 2002 until June 2004, he acted as a business and aviation consultant. He previously held leadership positions in the airline industry, including CEO positions at Muse Air and Southern Cross Airlines. He also served as President and CEO of Adventure Tours USA, owned by The Sammons Travel Group, and PROS Revenue Management. He also serves on the board of Texas Industries, Inc. From March 2006 to the present, Mr. Coats has also worked as a self-employed aviation consultant.

              Patrick H. Daugherty has served as one of our directors since June 2006 and is a partner and the Head of Special Situations Investing at Highland Capital Management, L.P., our largest stockholder. His responsibilities include managing the Distressed Investments Group and co-managing the Private Equity Investments Group. He has formerly served as General Counsel to Highland. Prior to joining Highland in April of 1998, Mr. Daugherty served as Vice President in the Corporate Finance Group at Bank of America Capital Markets, Inc. (formerly NationsBanc Capital Markets, Inc.) where he originated and structured leveraged transactions of mid-cap companies located in the Southwest. Mr. Daugherty has over 15 years of experience in distressed, high yield and corporate restructuring. He has been involved in over 100 restructurings and held steering committee positions in over 50 bankruptcies. Mr. Daugherty currently serves on the board of directors of Trussway Holdings, Inc. and its affiliates (as Chairman) and Home Interiors & Gifts, Inc. and its affiliates (as Chairman), and is a former board member of Norse Merchant Group and its affiliates, Ferrimorac Holdings Limited and Mariner Health Care, Inc. He received a BBA in Finance from The University of Texas at Austin and a Juris Doctorate from The University of Houston School of Law, and is a member of the Texas Bar Association.

              R. Randolph Devening has served as one of our directors since December 2003 and prior to his retirement in 2001, served as CEO, President and Chairman of Foodbrands America. He is currently a board member for Penford Corp. and BancTec Corp. Mr. Devening is Chairman of our audit and compliance committee.

              Matthew Kaufman has served as one of our directors since December 2003 and is a Senior Managing Director at GSC Group, a registered investment advisor with $22.2 billion of assets under management, as of December 31, 2007, and one of our stockholders. He has served at GSC Group or its predecessor company since 1997. He is currently the Chairman of the Board of Aeromet Holdings Inc. and a director of Atlantic Express Transportation Group, Burke Industries, Inc., Dukes Place Holdings Limited, Seaton Insurance Company and Stonewall Insurance Company.

              Jason Mudrick has served as one of our directors since October 2005 and is a portfolio manager at Contrarian Capital Management, L.L.C., a $5.0 billion investment management firm based in Greenwich, CT, and one of our stockholders. Prior to joining Contrarian in 2001, Mr. Mudrick was an associate in the Mergers and Acquisitions Investment Banking Group at Merrill Lynch & Co. He has an undergraduate degree in political science from the University of Chicago and a Juris Doctorate from Harvard Law School. He is a member of the New York State Bar. Mr. Mudrick has also served on the Board of Directors of Integrated Alarm Services Group, Inc., Salton, Inc. and Rotech Healthcare Inc.

              Richard B. Neff has served as one of our directors since December 2003 and is currently the President and Chief Executive Officer of Las Plumas Lumber and Truss Company, LLC, and RBN Investments, Inc. RBN Investments, Inc. is the managing general partner of Las Plumas Partners LP and Rose-WR Partners LP, both investment partnerships. Recently, Mr. Neff retired as Co-Chairman of the Board and Chief Executive Officer of Di Giorgio Corporation where he served since 1990. Mr. Neff is Chairman of our human resources and compensation committee.

              Gregory J. Stuecheli has served as one of our directors since June 2006 and is a Partner at Highland Capital Management, L.P., an investment firm, and our largest stockholder. Prior to joining Highland, Mr. Stuecheli served as analyst for Gryphon Management Partners, LP from 2000 to 2002. His primary responsibilities included researching long and short investment ideas. From 1995 to 1998, Mr. Stuecheli worked as a chemical engineer at Jacobs Engineering Group and Cytec Industries. He received a BS in Chemical Engineering from Rensselaer Polytechnic Institute and an MBA from Southern Methodist University. He has earned the right to use the Chartered Financial Analyst Designation.

Board of Directors and Board Committees

              All of the members of our board of directors are independent, except for Mr. Florjancic. The term of office for each director will be until his successor is elected or appointed, with elections for each directorship being held annually.

              Our board of directors currently has three committees: an audit and compliance committee; a governance, nominating and EHS committee; and a human resources and compensation committee. All the members of each of our committees are "independent" as defined by the rules of the NYSE and the SEC.

Audit and Compliance Committee

              The audit and compliance committee, among other things, provides assistance to our board of directors with respect to matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. The audit and compliance committee's responsibilities include oversight of the integrity of our consolidated financial statements, our compliance with legal and regulatory requirements, our independent auditors' qualifications and independence, and the performance of our independent auditors and our internal audit function. The current members of our audit and compliance committee are R. Randolph Devening (Chairman), David Samuel Coats and Richard B. Neff. Each member of the audit and compliance committee must be financially literate. R. Randolph Devening is an "audit committee financial expert" as that term is defined under SEC rules.

Governance, Nominating and EHS Committee

              The governance, nominating and EHS committee provides assistance to our board of directors in, among other things, identifying individuals qualified to become our directors and selecting, or recommending that our board of directors select, nominees for our board of directors. The governance, nominating and EHS committee is also responsible for corporate governance, our compliance with legal and regulatory requirements, our charitable contributions and our involvement in legislative affairs. Prior to the consummation of this offering, the governance, nominating and EHS committee will formalize a set of corporate governance principles, which will be adopted by our board of directors. In addition, our governance, nominating and EHS committee provides assistance to our board of directors in fulfilling its responsibilities with respect to its oversight of our policies and procedures for managing environmental protection and employee occupational health and safety. The current members of the governance, nominating and EHS committee are Ronald W. Haddock (Chairman), Patrick H. Daugherty, R. Randolph Devening, Matthew Kaufman and Richard B. Neff.

Human Resources and Compensation Committee

              The human resources and compensation committee of our board of directors reviews and approves our compensation philosophy as well as the various compensation components provided to certain of our senior executives, including our named executive officers, and reports to the board of directors. Specifically, the human resources and compensation committee has the responsibility to assure that (1) our senior executives are compensated effectively, and in a manner that is consistent with our compensation strategy, taking into account internal equity considerations, competitive practices and the requirements of the appropriate regulatory bodies, and (2) total compensation levels are reasonable, taking into account all relevant factors.

              The human resources and compensation committee also periodically reviews and approves the granting of employee stock options and makes recommendations to our board of directors for new or material changes to existing employee benefit plans. Finally, the human resources and compensation committee conducts an assessment of the performance of the Chief Executive Officer, or the CEO, at least annually.

              The current members of the human resources and compensation committee are Richard B. Neff (Chairman), David Samuel Coats, Patrick H. Daugherty, Matthew Kaufman and Jason Mudrick. No director may serve on the human resources and compensation committee unless he or she is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act and satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Code.

Compensation Committee Interlocks and Insider Participation

              The current compensation of our executive officers was determined by the human resources and compensation committee. None of the members of our human resources and compensation committee are, or have been, an employee of our company. During fiscal year 2007, no member of our human resources and compensation committee had any relationship with our company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers or members of our board of directors has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors or human resources and compensation committee.

Limitations on Liability and Indemnification of Officers and Directors

              Our certificate of incorporation limits the liability of directors and officers to the maximum extent permitted by the Delaware General Corporation Law, or DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

              The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

              Our certificate of incorporation provides that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent.

              The limited liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

              At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Voting Agreement

              We entered into a voting agreement with affiliates of certain of our stockholders, including Contrarian Capital Management, GSC Group, Highland Capital Management and JPMorgan Chase to provide for certain matters with respect to our board of directors and our capital stock. The voting agreement provides that any such stockholder who owns 20% or more of our common stock shall be entitled to designate two directors to our board of directors and any such stockholder who owns between 5% and 20% of our common stock shall be entitled to designate one director to our board of directors or one board observer. The voting agreement terminates upon the consummation of this offering. See "Certain Relationships and Related Party Transactions—Voting Agreement."

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

              Throughout this registration statement, the individuals who served as our CEO and Chief Financial Officer during fiscal year 2007, as well as our three other most highly compensated officers, are referred to as the "named executive officers."

              The human resources and compensation committee of our board of directors, reviews and approves our compensation philosophy as well as the various compensation components provided to certain of our senior executives, including our named executive officers, and reports to the board of directors. Specifically, the human resources and compensation committee has the responsibility to assure that (1) our senior executives are compensated effectively, and in a manner that is consistent with our compensation strategy, taking into account internal equity considerations, competitive practices, and the requirements of the appropriate regulatory bodies, and (2) total compensation levels are reasonable, taking into account all relevant factors.

              The human resources and compensation committee also periodically reviews and approves the granting of employee stock options and makes recommendations to our board of directors for new or material changes to existing employee benefit plans. Finally, the human resources and compensation committee conducts an assessment of the performance of the CEO at least annually.

Compensation Philosophy and Objectives

              The human resources and compensation committee believes that the most effective compensation program is one that includes both cash and equity based compensation and that is designed to reward the achievement of pre-established goals, which are designed to align executive officers' interests with the interests of stockholders and to ultimately improve stockholder value. Specifically, we, together with the human resources and compensation committee, establish specific annual goals intended to reward performance that meets or exceeds these goals. In addition, the human resources and compensation committee evaluates both performance and compensation to ensure that we preserve our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of similar companies.

Role of Executive Officers in Compensation Decisions

              The human resources and compensation committee makes all compensation decisions regarding the executive officers, including the named executive officers, and approves recommendations from our CEO regarding certain equity awards to other employees. In addition, our board of directors has delegated to our CEO the authority to grant stock options to new employees as well as to make discretionary grants to new employees, and to current employees generally in connection with promotions, from a pool designated by our board of directors for this purpose and from forfeitures resulting from expired or terminated awards. Following our initial public offering, we will re-evaluate this delegation. In addition, decisions regarding non-equity compensation provided to certain employees, but not including the CEO and other executive officers, may be made by the CEO.

              The CEO annually reviews the performance of each executive officer (other than himself). His conclusions and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are then presented to the human resources and compensation committee, which may exercise its discretion in modifying any recommended adjustments or awards to the executive officers.

Setting Executive Compensation

              Based on the foregoing objectives, the human resources and compensation committee has structured our annual and long-term incentive based cash and non-cash executive compensation to motivate executives to achieve the pre-established business goals and reward the executive officers for achieving these goals. Historically, we have sought the advice of outside compensation consultants, and, in furtherance of its goals, the human resources and compensation committee has recently engaged Mercer Human Resources Consulting, or Mercer, an outside global human resources consulting firm, to conduct a review of its total compensation program for the CEO and our other executive officers. Mercer has been providing the human resources and compensation committee with relevant market data and alternatives to consider when making compensation decisions and the human resources and compensation committee has considered this information. The human resources and compensation committee has not yet identified the peer group that it will use to benchmark the compensation to be paid to executive officers following our initial public offering. It should be noted that Mercer does not provide compensation consulting services to management, but rather only provides services to the human resources and compensation committee. However, management has obtained separate compensation consulting services from time to time.

2007 Executive Compensation Components

              For fiscal year 2007, the principal components of compensation to the named executive officers were:

  •
  Base salary;

  •
  Annual bonuses both under the Management Incentive Plan, or the MIP, under which performance-based bonuses are paid if pre-established objectives are achieved and discretionary bonuses; and

  •
  Other personal benefits on a very limited basis.

              Mercer reviewed the base salary, bonus and long-term compensation of several officers, including the named executive officers, as compared to a direct peer group of eight companies that are both similar in size and business to us, and then gave some consideration to certain other companies that management had used for benchmarking in the past. The companies in the direct peer group are: Republic Services, Inc., Valhi Inc., Covanta Holding Corporation, Waste Connections Inc., Clean Harbors Inc., Stericycle Inc., Casella Waste Systems Inc. and Waste Services Inc. The additional companies taken into account for this purpose include: Waste Management Inc., Allied Waste Industries, Inc., Ecolab Inc., Cintas Corporation, FirstService Corporation, Comfort Systems USA, Inc., Rollins Inc., G&K Services Inc., UniFirst Corporation and Newalta Income Fund. The market data used by the human resources and compensation committee for purposes of determining these three components of compensation for the named executive officers is based on the compensation of executives of the companies in both groups.

Base Salary

              We provide our named executive officers and other employees with base salaries to compensate them for services rendered during the fiscal year. Base salaries for our named executive officers generally fall within a range between 80% and 120% of the midpoint of salaries of executive officers with similar positions in a peer group of companies and other companies provided by our outside consultants. Within this range, the compensation committee determines the actual base salary for each named executive officer based on the committee's consideration of the named executive officer's position and level of responsibility, performance and the need to attract and/or retain the executive officer.

              Salary levels are typically reviewed annually as part of our performance review process as well as upon promotion or other changes in job responsibility. During its review of base salaries for executives, the human resources and compensation committee considers: market data provided by Mercer; internal review of the executive's compensation, both individually and relative to other executive officers; and the individual performance and the experience of the executive. Merit based increases to salaries for the executive officers are based on the human resources and compensation committee's assessment of individual performance. The human resources and compensation committee did not make any adjustments to the named executive officers' base salaries in fiscal year 2007. For more information, see the "Summary Compensation Table" on page 91.

Management Incentive Program (MIP)

              We have adopted the MIP which is an annual cycle, short-term incentive plan that provides cash remuneration intended to reward each participant, including the named executive officers, for favorable corporate performance and the participant's achievement of personal goals and objectives. The MIP provides guidelines for calculating this compensation, subject to human resources and compensation committee oversight and modification. The MIP includes various incentive levels based on the participant's level of responsibility and impact on our operations with target award opportunities that are established as a percentage of base salary. At target performance levels, these targets range from 67% to 100% of the named executive officer's base salary. For performance levels above target, the range is from 67% to 200% of the respective base salaries of the named executive officers other than the CEO, and from 100% to 300% of the CEO's base salary.

              In this regard, at the beginning of each year, the human resources and compensation committee sets Plan, Plan+, and Plan++ levels for each component of the corporate financial objectives portion of the MIP. Payment of awards under the MIP is then based upon the achievement of such objectives in the current fiscal year and, to the extent these targets are achieved, payment is expected to be made by the seventy-fifth (75th) day following the end of the current fiscal year. For the 2007 fiscal year, 75% of the named executive officers' MIP award was based upon achievement of corporate financial objectives related to Adjusted EBITDA (as described later under "Description of Senior Secured Credit Facility—Covenants") and the remaining 25% of the executive's award was, for our named executive officers other than our CEO, based upon individual performance objectives as established by the CEO and approved by the human resources and compensation committee. For our CEO, the MIP award was based on our performance and objectives established by the human resources and compensation committee.

              The corporate financial objective for the 2007 MIP target award required us to earn in fiscal year 2007 $119.3 million, $126.4 million and $133.7 million Adjusted EBITDA, at Plan (or threshold), Plan+ (or target) and Plan++ (or maximum) levels, respectively. Performance goals were established by management and approved by the human resources and compensation committee for each executive officer and are a combination individual goals for each executive officer (other than the CEO) and specified goals of employees that report to such executive officer. In other words, to determine whether an executive officer achieved his or her goals overall depended upon the extent to which the executive officer achieved his or her individual goals as well as the extent to which the employees who reported to the executive officer achieved their goals. The CEO's goals were based solely on the level of achievement of the goals by all senior managers reporting to him directly. For each executive officer, the goals related to key strategic, financial, compliance, and operational metrics, tailored to the position and level of experience of the executive officer. Specifically, Mr. McGill's individual goals and the goals of employees who reported to him were based on the completion of financial- and tax-related filings and acquisition studies, development of operating and profitability simulation models and five-year forecasts, re-engineering of the sourcing and procurement function, and completion of fleet financing, quarterly financial forecasting, and cash flow improvements. Mr. Sprinkle's individual goals and the goals of employees who reported to him were based on the achievement of performance goals in our

East Group, covering a broad range of operations and areas, including those relating to sales, marketing, strategic development, safety, employment and human resources and cost reduction efforts. Mr. Grimshaw's individual goals and the goals of employees who reported to him were based on the achievement of similar performance goals in our West Group. Mr. Tunnell's individual goals and the goals of employees who reported to him were based on legal and compliance criteria, including goals relating to internal audit, environmental health and safety metrics, Department of Transportation compliance, litigation risk management, and various metrics related to our corporate, real estate and employment and labor departments.

              For the 2007 MIP year, the named executive officers participating in the MIP were eligible to receive:

  •
  No payment if we achieved less than the Plan performance level of Adjusted EBITDA;

  •
  A payment of at least 67%, but less than 133% of base salary, or 100% but less than 200% of base salary with respect to the CEO, if we achieved or exceeded the Plan Adjusted EBITDA performance level but did not achieve the Plan+ performance level;

  •
  A payment of at least 133% but less than 200% of base salary, or 200% but less than 300% of base salary with respect to the CEO, if we achieved or exceeded the Plan+ Adjusted EBITDA performance level but did not attain the Plan++ performance level; and

  •
  A payment of 200% of base salary, or 300% of base salary with respect to the CEO, if we achieved or exceeded the Plan++ Adjusted EBITDA performance level.

              Upon completion of the fiscal year, the human resources and compensation committee assessed our performance against the corporate financial objectives of the MIP comparing the actual fiscal year results to the pre-determined performance levels.

              These performance goals are intended to be challenging, and in fiscal years 2007 and 2008, we set goals that are significantly more challenging than in prior years. Over the past three years, we have achieved performance at the following levels for all MIP participants:

  •
  Our performance for fiscal year 2005 was slightly above the Plan performance level and resulted in a 104% MIP payout;

  •
  Our performance in fiscal year 2006 was above the Plan++ performance level and resulted in a 200% MIP maximum payout for participants who did not elect to receive stock options in lieu of 40% of the MIP payout. In March 2006, a select group of MIP participants were afforded the opportunity to receive stock options in lieu of 40% of any potential MIP payout for fiscal year 2006. Any MIP participants who elected to receive stock options received a 120% MIP payout, instead of a 200% MIP payout. All of our named executive officers elected to receive stock options and, thus, received a 120% MIP payout; and

  •
  As discussed below, our performance in fiscal year 2007 was below the Plan performance level. However, in light of strong individual performance by our executives during 2007 and considerable progress that was made toward our overall goals, including achieving Adjusted EBITDA of $116.6 million, the human resources and compensation committee awarded discretionary bonuses, described below, which resulted in a MIP payout equal to approximately 55% of the executives' (other than the CEO's) annual base salaries and approximately 80% of the CEO's annual base salary.

              In making the annual determination of the Plan, Plan+, and Plan++ performance levels, the human resources and compensation committee may consider the specific circumstances facing us during the coming year. Adjusted EBITDA targets are set in alignment with our strategic plan and expectations for growth and profitability.

              The corporate financial objective for the 2007 MIP target award required us to earn in 2007 Adjusted EBITDA of $119.3 million, $126.4 million and $133.7 million, at Plan, Plan+ and Plan++ performance levels, respectively. None of these performance levels were achieved for fiscal year 2007. However, in December 2007, the human resources and compensation committee established a $4.0 million bonus pool for all employees participating in the MIP, $1.3 million of which was made available to executive management, including the named executive officers, to grant discretionary bonuses so long as we earned Adjusted EBITDA of $116.0 million in fiscal year 2007. Since we earned $116.6 million Adjusted EBITDA in fiscal year 2007, the human resources and compensation committee allocated the bonus pool among the executive management applying a factor of 82.8% to each MIP participant's original Plan award level, which percentage is the ratio of the discretionary bonus pool to the aggregate bonus level that would have been paid out under the MIP at the Plan performance level, and then adjusting bonuses downward to the extent the executives did not achieve 100% of their individual goals.

              Our named executive officers received for fiscal year 2007 the following cash payments in March 2008 as discretionary bonuses.

Name	2007 MIP Bonus Award
Frederick J. Florjancic, Jr.	$432,919
Dennis McGill	$200,946
Dave Sprinkle	$176,797
Steve Grimshaw	$167,072
T.R. Tunnell	$138,623

              These cash payments made to named executive officers under the MIP for performance in fiscal year 2007 are reflected in the "Bonus" column of the "Summary Compensation Table" on page 91.

Long-Term Incentive Compensation

              The Company adopted the Safety-Kleen Equity Plan in 2004, which we refer to as the Plan, to motivate selected individuals to attain exceptional performance and to attract and retain selected individuals with outstanding qualifications. To accomplish this purpose, our Plan provides that we may grant stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other awards to our officers (including our named executive officers), directors, employees, consultants or advisors. In fiscal year 2007, we did not grant any equity awards to the named executive officers, although we granted stock options to certain other employees under our Plan.

Other Benefits

              401(k) Savings Plan.    In order to provide a retirement plan that is competitive with our industry and with other companies, Safety-Kleen provides a 401(k) Savings Plan to our employees. Our 401(k) Savings Plan, or the Savings Plan, is a tax-qualified retirement savings plan pursuant to which all U.S. based employees, including our named executive officers, are able to contribute (upon the satisfaction of applicable eligibility requirements), on a before-tax basis, up to 50% of their annual salary, subject to certain statutory limits. In fiscal year 2007, we matched 50% of the first 6% of pay that was contributed by participants to the Savings Plan. Matching contributions to the Savings Plan vest at a rate of 33% per year beginning with completion of one year of service, with 100% vesting after three years of service.

              Other Compensation.    In furtherance of our goals of attracting and retaining employees in key positions and providing to such employees an effective deferral mechanism, we maintain a deferred compensation plan pursuant to which eligible participants were given the opportunity to defer grants of restricted stock units, each unit representing one share of our common stock. The value of the amounts deferred will be equal to an equivalent number of shares of our common stock on the date of distribution. Only one named executive officer is currently eligible to participate in this plan. See "Nonqualified Deferred Compensation Table" on page 94.

              In addition, our executive officers are eligible to participate in our other employee benefit plans, including medical, dental, life insurance and long-term disability insurance plans as well as the 401(k) Savings Plan described above. Our executive officers are also eligible for a company-paid comprehensive physical examination and receive a corresponding tax gross-up for this annual benefit. We provide this benefit because it is a prevalent executive benefit provided by many other companies and helps ensure the physical and mental well-being of our executive officers. We do not provide any other perquisites or fringe benefits to our executive officers.

              We have entered into employment agreements with several executive officers, including each named executive officer. The employment agreements provide these executive officers with compensation and continuation of certain benefits and acceleration of certain equity awards, both generally upon certain terminations of employment and upon certain terminations in connection with a change in control of us, in part for the purpose of retaining the executives during the period prior to a change in control. Information regarding the payments and benefits to our named executive officers under these employment agreements is provided under the heading "Payments upon Termination and Change in Control".

              To date, the human resources and compensation committee has not taken into account specific accounting or tax ramifications of the compensation provided to our named executive officers.

Executive Compensation

              Summary Compensation Table.    The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for fiscal year 2007, by our named executive officers:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (3)	All Other Compensation		Total
Frederick J. Florjancic, Jr., CEO, President and Director	2007	$535,000	$432,919	$0	$520,525	$11,801	(4)	$1,500,245
Dennis McGill, Executive Vice President and Chief Financial Officer	2007	$362,250	$200,946	$0	$180,684	$12,310	(5)	$756,190
David M. Sprinkle, Executive Vice President, East Group	2007	$336,375	$176,797	$31,478	$197,078	$11,819	(6)	$753,547
Steve Grimshaw, Executive Vice President, West Group	2007	$310,500	$167,072	$0	$189,637	$11,450	(7)	$678,659
T.R. Tunnell, Executive Vice President, General Counsel	2007	$255,000	$138,623	$0	$148,733	$14,647	(8)	$557,003

(1)
Salaries reflect the amounts earned during fiscal year 2007.

(2)
Because the goals were not achieved under the MIP, the bonuses granted to our named executive officers for fiscal year 2007 were discretionary bonuses.

(3)
No options were granted to the named executive officers in 2007. These amounts represent the amount recognized for financial statement reporting purposes for fiscal year 2007 for grants made in prior years, computed in accordance with SFAS No. 123(R). For a more detailed discussion, see notes 2 and 16 to our consolidated financial statements.

(4)
This amount represents approximately $6,345 for group life, accidental death & dismemberment ("AD&D") and long-term disability ("LTD") coverage and $5,456 for a 401(k) matching contribution.

(5)
This amount represents approximately $4,493 for group life, AD&D and LTD; $5,456 for a 401(k) matching contribution; $1,477 for an executive physical examination and $884 for the related tax gross-up.

(6)
This amount represents approximately $3,710 for group life, AD&D and LTD; $5,456 for a 401(k) matching contribution; $1,500 for an executive physical examination and $1,153 for the related tax gross-up.

(7)
This amount represents approximately $3,035 for group life, AD&D and LTD; $5,456 for a 401(k) matching contribution; $1,851 for an executive physical examination and $1,108 for the related tax gross-up.

(8)
This amount represents approximately $3,319 for group life, AD&D and LTD; $5,456 for a 401(k) matching contribution; $3,673 for an executive physical examination and $2,199 for the related tax gross-up.

2007 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
	Threshold	Target	Maximum
Frederick J. Florjancic, Jr.	$535,000	$1,070,000	$1,605,000
Dennis McGill	$242,708	$481,793	$724,500
David M. Sprinkle	$225,371	$447,379	$672,750
Steve Grimshaw	$208,035	$412,965	$621,000
T.R. Tunnell	$170,850	$339,150	$510,000

(1)
The amounts disclosed in the threshold, target and maximum columns reflect the Plan, Plan+ and Plan++ award potentials, respectively. However, because the corporate performance goals were not achieved for fiscal year 2007, the bonuses awards to named executive officers for fiscal year 2007 were discretionary bonuses. Information regarding these bonuses to our named executive officers is provided in the "Bonus" column of the "Summary Compensation Table" on page 91.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END TABLE

              The Safety-Kleen Equity Plan is designed to allow us to enhance the link between the creation of stockholder value and long-term incentive compensation, provide an opportunity for increased equity ownership by executive officers, and maintain competitive levels of compensation.

              Stock option award levels are determined based on our retention concerns and vary among participants based on their salary levels and positions. Since there is no public market for our stock, the fair market value of our stock is determined by the human resources and compensation committee in good faith based on a variety of factors.

              The options granted by the human resources and compensation committee generally vest at a rate of 25% or 33 1/3% per year over four or three years, respectively, and expire 10 years from the grant date. The options expire ten years from the grant date. Vesting and exercise rights typically cease upon termination of employment although options may continue to remain exercisable for a specified period of time following termination and vesting may be accelerated upon the occurrence of certain events, including events described in the employment agreements with certain of our executive officers, including our named executive officers. For a description of these agreements, see the "Potential Payments upon Termination and Change-in-Control." Prior to the exercise of an option or a restricted stock unit, the holder has no rights as a shareholder with respect to the shares subject to such option, including voting rights and the right to receive dividends.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)	Option Grant Date		Option Exercise Price ($)		Option Expiration Date
Frederick J. Florjancic, Jr.	100,000 400,000	50,000 0	03/21/06 06/28/04	(2)	$ $	6.00 4.00	03/21/16 06/28/14
Dennis McGill	50,000 62,500	25,000 62,500	03/21/06 04/04/05	(2)	$ $	6.00 4.00	03/21/16 04/04/15
David M. Sprinkle	46,667 125,000	23,333 0	03/21/06 10/15/04	(2)	$ $	6.00 4.00	03/21/16 10/15/14
Steve Grimshaw	43,333 125,000	21,667 0	03/21/06 10/15/04	(2)	$ $	6.00 4.00	03/21/16 10/15/14
T.R. Tunnell	33,333 100,000	16,667 0	03/21/06 10/04/04	(2)	$ $	6.00 4.00	03/21/16 10/04/14

(1)
Options expiring in 2016 vest at a rate of 33 1/3% on each of December 30, 2006, December 29, 2007, and December 27, 2008, contingent on continued service. All other options for Messrs. Florjancic, Sprinkle, Grimshaw and Tunnell vested in 25% increments beginning on December 24, 2004, and on each of the following three anniversaries thereof, and the option granted to Mr. McGill on April 4, 2005, vests at a rate of 25% per year beginning on the first anniversary of the date of grant and on the next three anniversaries thereof, and in each case, option vesting is contingent on continued service, subject to acceleration upon certain events. All options have a ten-year term.

(2)
In March 2006, MIP participants were afforded the opportunity to receive stock options in lieu of 40% of any potential MIP payout for fiscal year 2006. All of our named executive officers elected to receive stock options, and these 2006 grants are reflected in the table.

2007 OPTION EXERCISES AND STOCK VESTED TABLE

	Stock Awards(1)
Name	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Frederick J. Florjancic, Jr.	0	0
Dennis McGill	0	0
David M. Sprinkle	18,333	$403,326
Steve Grimshaw	0	0
T. R. Tunnell	0	0

(1)
Mr. Sprinkle was granted 41,667 restricted stock units on October 15, 2004, and 18,333 restricted stock units on September 11, 2005, all of which are 100% vested. Each restricted stock unit represents the right to receive one share of our common stock on the date of distribution. He has elected to defer distribution of these units pursuant to the terms of our nonqualified deferred compensation plan. Information regarding this deferral is provided in the "Nonqualified Deferred Compensation Table" on page 94.

(2)
This amount represents the number of restricted stock units that vested in fiscal year 2007, all of which vested on December 24, 2007.

(3)
This amount represents the fair market value of our common stock on December 24, 2007, multiplied by the number of restricted stock units that vested on that date.

NONQUALIFIED DEFERRED COMPENSATION TABLE

              We currently maintain a nonqualified deferred compensation plan pursuant to which eligible participants were given the opportunity to defer grants of restricted stock units, each unit representing one share of our common stock. Mr. Sprinkle is the only named executive officer currently eligible to participate in the plan. He has elected to defer receipt of his restricted stock units until the earlier to occur of (i) the date of a change in control of the Company and (ii) the date in which his employment or service with the Company or any of its subsidiaries terminates, provided that if Mr. Sprinkle's employment or service is terminated for cause, his restricted stock units will be forfeited. The value of the amounts deferred will be equal to an equivalent number of shares of our common stock on the date of distribution. Information regarding this deferral is provided below.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year		Aggregate Withdrawals/Distributions	Aggregate Balance at Last Fiscal Year End
Frederick J. Florjancic, Jr.	$0	$0	$0		$0	$0
Dennis McGill	$0	$0	$0		$0	$0
David M. Sprinkle	$0	$0	$861,663	(1)	$0	$1,320,000	(2)
Steve Grimshaw	$0	$0	$0		$0	$0
T. R. Tunnell	$0	$0	$0		$0	$0

(1)
Calculated by multiplying the number of restricted stock units deferred by the difference between the fair market value of our common stock at the beginning of fiscal year 2007 and the fair market value of our common stock at the end of fiscal year 2007.

(2)
Calculated by multiplying the number of restricted stock units deferred by the fair market value of our common stock at the end of fiscal year 2007.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

              We have entered into employment agreements with several of our executive officers, including each of our named executive officers. Other than as noted below, the agreements for each of the named executive officers are substantially similar in form.

              Pursuant to these agreements, if, not in connection with a "change in control" (as defined below), an executive's employment is terminated (1) due to our failure to timely renew his employment agreement, (2) by us other than (a) for "cause" (as defined below) or (b) by reason of death or disability (as defined in our long term disability plan) or (3) by the executive due to our failure to comply with the terms of his employment agreement, after notice from the executive officer and a reasonable time to cure, then he will be entitled to the following (each of (1), (2) and (3) a "Qualifying Termination" (as defined in the agreements)):

  •
  payment of any accrued and unpaid salary and vacation in a lump sum;

  •
  one year base salary in a lump sum;

  •
  additional vesting of his unvested stock options that would have vested during the 12 months following his termination, prorated for the portion of the year that he was employed prior to his termination and all vested options generally remain exercisable for 180 days following a termination by us without cause and for 90 days following termination by the executive. However, solely with respect to Mr. Florjancic, he would be entitled to additional vesting of his unvested stock options that would have vested in the 12 months following termination, prorated for the number of days the executive was employed from the last vesting date to the date of termination, provided that with respect to Mr. Florjancic's 2006 stock option grant, if his employment is terminated other than for cause (as defined under his award agreement), he will be entitled to the greater of the vesting that would result based on the foregoing and additional vesting of the portion of his unvested stock options that would have vested in the year in which his termination occurs;

  •
  a bonus amount under the MIP, calculated as though the executive had remained employed with us through the end of plan year, paid when and as paid to active participants; and

  •
  Company-paid COBRA contributions (less the amount of premium contributions required to be paid by active Company employees) for one year or if shorter, until the executive becomes eligible for health coverage from another employer or otherwise.

              Under the agreements, "change in control" is defined as (i) the sale, monetization or other disposition of all or substantially all (i.e., greater than 50%) of the assets of us or Safety-Kleen Systems, Inc. or (ii) if a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of our common stock having the right to vote for the election of members of our board of directors (but will not include our initial public offering or secondary public offering). "Cause" under the agreements is defined as (i) the willful and continued failure by the executive substantially to perform his duties with us (other than any such failure resulting from disability or other causes beyond the executive's reasonable control); (ii) the willful engaging by the executive in conduct that is demonstrably and materially injurious to us, monetarily or otherwise; or (iii) the material failure of the executive to comply with the terms and conditions of the executive's employment agreement). "Cause" under the stock option agreements is, however, defined as (i) the willful and continued failure by the executive substantially to perform his duties with us (other than resulting from incapacity); (ii) a knowing violation of the law in the course of performing his duties; (iii) repeated absences without a reasonable excuse; (iv) intoxication while on any of our subsidiaries' premises; (v) fraud or material dishonesty against us or any of our subsidiaries; or (vi) a conviction or plea of guilty or nolo contendre to the commission of a felony or crime involving material dishonesty.

              However, if within six months prior to or following a change in control, the executive's employment is terminated for any of the reasons described above, then the executive will be entitled to the following:

  •
  payment of any accrued and unpaid salary and vacation in a lump sum;

  •
  two years' base salary in a lump sum;

  •
  immediate vesting of all unvested stock options;

  •
  a prorated bonus amount under the MIP, paid when and as paid to active participants; and

  •
  Company-paid COBRA contributions (less the amount of premium contributions required to be paid by active Company employees) for two years or if shorter, until the executive becomes eligible for health coverage from another employer or otherwise.

              In addition, solely with respect to Mr. Florjancic, to the extent his employment is terminated after, or within six months prior to a change in control pursuant to a Qualifying Termination as described above, he will also receive a lump sum payment equal to two years of his target bonus, and if, as a result of payments made to him by us, he is required to pay an excise tax imposed on certain change in control-related payments, then we will pay him a full gross-up with respect to this excise tax, up to a maximum total payment of $1,000,000.

              If the employment of any of our named executive officers (other than Mr. Florjancic) is terminated by reason of the executive's death or disability, the executive will be entitled to additional vesting of the portion of his stock options that were scheduled to vest in the year in which his termination occurs (provided, that, with respect to Mr. McGill's 2005 stock option grant, such vesting will be prorated based on the portion of the year that he was employed prior to his termination). If Mr. Florjancic's employment is terminated for such reasons, he will be entitled to additional vesting of his unvested stock options that would have vested in the 12 months following termination, prorated for the number of days that he was employed from the last vesting date to the date of his termination, provided that with respect to his 2006 stock option grant, Mr. Florjancic will be entitled to the greater of the vesting that would result based on the foregoing and additional vesting of the portion of his unvested stock options that would have vested in the year in which his termination occurs. In each case of termination by reason of death or disability, all of an executive's vested options will remain exercisable for two years following such termination.

              As a condition to the executives' employment agreements, the executives were required to enter into agreements pursuant to which they agreed to be bound by certain restrictive covenants, including restrictions from competing with us, soliciting our customers or employees, and disclosing confidential information.

              The tables below quantify these payments and benefits assuming that the triggering events took place on December 29, 2007, and using a stock price of $22.00, which was our estimate of the fair market value of our common stock on that date.

Post-Employment Payments—Frederick J. Florjancic, Jr.

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related	CIC without Termination	Qualifying Termination CIC-Related		Death		Disability
Compensation:
Severance	$535,000	$0	$2,140,000	(2)	$0		$0
Other Cash Incentives
—2007 Bonus	432,919	0	430,457	(3)	0		0
Long-Term Incentives(4)
—Acceleration of Unvested Stock Options(5)	0	800,000	800,000		0	(6)	0	(6)
Benefits:
Continuation of Health Benefits(7)	6,876	0	13,751		0		0
280G Tax Gross-Up(8)	0	0	864,803		0		0

Total	$974,795	$800,000	$4,249,011		$0		$0

(1)
Includes only benefits that enhance payments.

(2)
Represents the sum of two years' base salary and two years' target bonus.

(3)
Represents the bonus payment under the MIP for the year in which termination occurs, prorated for the portion of the year that Mr. Florjancic remained employed and payable when bonuses are paid to other employees. Therefore, because it is assumed that his employment was terminated on the last day of our fiscal year (i.e., December 29, 2007) and the last day of the plan year was December 31, 2007, this amount represents 363/365 of the MIP bonus that would otherwise have been paid for the 2007 plan year.

(4)
Equity awards are valued at the fair market value of our common stock as of December 29, 2007.

(5)
Represents the intrinsic value of the options for the additional options that vest by reason of the applicable event, plus the fair value of any extended period of exercisability of the options. All vested options generally remain exercisable for 180 days following a termination by us without cause and for 90 days following termination by the executive, other than terminations by reason of death or disability.

(6)
Vested options generally remain outstanding for a period of two years following termination by reason of death or disability.

(7)
Values estimated based solely on the 2008 COBRA premium rate.

(8)
Mr. Florjancic's employment agreement provides for an associated "excise tax gross-up" to the extent that any change in control payment made to him triggers the golden parachute excise tax provisions under Sections 280G and 4999 of the Code, up to a maximum payment of one million dollars.

Post-Employment Payments—Dennis McGill

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related	CIC without Termination	Qualifying Termination CIC-Related		Death		Disability
Compensation:
Severance	$362,250	$0	$724,500		$0		$0
Other Cash Incentives
—2007 Bonus	200,946	0	199,845	(2)	0		0
Long-term Incentives(3)
Acceleration of Unvested Stock Options(4)	416,601	1,525,000	1,525,000		427,479	(5)	427,479	(5)
Benefits:
Continuation of Health Benefits	9,308	0	18,615		0		0

Total	$989,105	$1,525,000	$2,467,960		$427,479		$427,479

(1)
Includes only benefits that enhance payments.

(2)
Represents the bonus payment under the MIP for the year in which termination occurs, prorated for the portion of the year that Mr. McGill remained employed and payable when bonuses are paid to other employees. Therefore, because it is assumed that his employment was terminated on the last day of our fiscal year (i.e., December 29, 2007) and the last day of the plan year was December 31, 2007, this amount represents 363/365 of the MIP bonus that would otherwise have been paid for the 2007 plan year.

(3)
Equity awards are valued at the fair market value of our common stock as of December 29, 2007.

(4)
Represents the intrinsic value of the options for the additional options that vest by reason of the applicable event, plus the fair value of any extended period of exercisability of the options. All vested options generally remain exercisable for 180 days following a termination by us without cause and for 90 days following termination by the executive, other than terminations by reason of death or disability.

(5)
Vested options generally remain outstanding for a period of two years following termination by reason of death or disability.

Post-Employment Payments—David M. Sprinkle

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related	CIC without Termination	Qualifying Termination CIC-Related		Death		Disability
Compensation:
Severance	$336,375	$0	$672,750		$0		$0
Other Cash Incentives
—2007 Bonus	176,797	0	175,828	(2)	0		0
Long-term Incentives(3)
Acceleration of Unvested Stock Options(4)	0	373,333	373,333		0	(5)	0	(5)
Benefits:
Continuation of Health Benefits	6,876	0	13,751		0		0

Total	$520,048	$373,333	$1,235,662		$0		$0

(1)
Includes only benefits that enhance payments.

(2)
Represents the bonus payment under the MIP for the year in which termination occurs, prorated for the portion of the year that Mr. Sprinkle remained employed and payable when bonuses are paid to other employees. Therefore, because it is assumed that his employment was terminated on the last day of our fiscal year (i.e., December 29, 2007) and the last day of the plan year was December 31, 2007, this amount represents 363/365 of the MIP bonus that would otherwise have been paid for the 2007 plan year.

(3)
Equity awards are valued at the fair market value of our common stock as of December 29, 2007.

(4)
Represents the intrinsic value of the options for the additional options that vest by reason of the applicable event, plus the fair value of any extended period of exercisability of the options. All vested options generally remain exercisable for 180 days following a termination by us without cause and for 90 days following termination by the executive, other than terminations by reason of death or disability.

(5)
Vested options generally remain outstanding for a period of two years following termination by reason of death or disability.

Post-Employment Payments—Steve Grimshaw

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related	CIC without Termination	Qualifying Termination CIC-Related		Death		Disability
Compensation:
Severance	$310,500	$0	$621,000		$0		$0
Other Cash Incentives
—2007 Bonus	167,072	0	166,157	(2)	0		0
Long-term Incentives(3)
Acceleration of Unvested Stock Options(4)	0	346,667	346,667		0	(5)	0	(5)
Benefits:
Continuation of Health Benefits	9,308	0	18,615		0		0

Total	$486,880	$346,667	$1,152,439		$0		$0

(1)
Includes only benefits that enhance payments.

(2)
Represents the bonus payment under the MIP for the year in which termination occurs, prorated for the portion of the year that Mr. Grimshaw remained employed and payable when bonuses are paid to other employees. Therefore, because it is assumed that his employment was terminated on the last day of our fiscal year (i.e., December 29, 2007) and the last day of the plan year was December 31, 2007, this amount represents 363/365 of the MIP bonus that would otherwise have been paid for the 2007 plan year.

(3)
Equity awards are valued at the fair market value of our common stock as of December 29, 2007.

(4)
Represents the intrinsic value of the options for the additional options that vest by reason of the applicable event, plus the fair value of any extended period of exercisability of the options. All vested options generally remain exercisable for 180 days following a termination by us without cause and for 90 days following termination by the executive, other than terminations by reason of death or disability.

(5)
Vested options generally remain outstanding for a period of two years following termination by reason of death or disability.

Post-Employment Payments—T.R. Tunnell

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related	CIC without Termination	Qualifying Termination CIC-Related		Death		Disability
Compensation:
Severance	$255,000	$0	$510,000		$0		$0
Other Cash Incentives
—2007 Bonus	138,623	0	137,863	(2)	0		0
Long-term Incentives(3)
Acceleration of Unvested Stock Options(4)	0	266,667	266,667		0	(5)	0	(5)
Benefits:
Continuation of Health Benefits	9,308	0	18,615		0		0

Total	$402,931	$266,667	$933,145		$0		$0

(1)
Includes only benefits that enhance payments.

(2)
Represents the bonus payment under the MIP for the year in which termination occurs, prorated for the portion of the year that Mr. Tunnell remained employed and payable when bonuses are paid to other employees. Therefore, because it is assumed that his employment was terminated on the last day of our fiscal year (i.e., December 29, 2007) and the last day of the plan year was December 31, 2007, this amount represents 363/365 of the MIP bonus that would otherwise have been paid for the 2007 plan year.

(3)
Equity awards are valued at the fair market value of our common stock as of December 29, 2007.

(4)
Represents the intrinsic value of the options for the additional options that vest by reason of the applicable event, plus the fair value of any extended period of exercisability of the options. All vested options generally remain exercisable for 180 days following a termination by us without cause and for 90 days following termination by the executive, other than terminations by reason of death or disability.

(5)
Vested options generally remain outstanding for a period of two years following termination by reason of death or disability.

Director Compensation

              Independent members of the board of directors receive compensation for their services. Each independent director receives an annual retainer of $50,000, paid quarterly in advance, which is supplemented by additional payments of $1,500 for each regularly scheduled board and committee meeting attended in person and $750 for each regularly scheduled board and committee meeting attended telephonically. No payment is made for attendance at special board and committee meetings unless payment is approved by the human resources and compensation committee. The chairman of the board, the chair of the audit and compliance committee and the chair of any other committee receives an additional annual retainer of $50,000, $7,500 and $3,750, respectively, paid quarterly in advance. Each independent director also receives reimbursement for his or her reasonable travel expenses incurred in attending the board meetings. In addition, upon first becoming an independent director, each independent director, (other than Patrick H. Daugherty, Jason Mudrick and Gregory Stuecheli) received under the Safety-Kleen Equity Plan a grant of 62,500 restricted stock units and an option to purchase 30,000 shares of our common stock (other than Mr. Haddock who received an option to purchase 125,000 shares). Patrick H. Daugherty, Jason Mudrick and Gregory Stuecheli did not receive any restricted stock units or options upon first becoming independent directors. These restricted stock units and options vested over four years at 25% per year. The restricted stock units are subject to the Safety-Kleen 2004 Deferred Compensation Plan, whereby the independent directors may elect to defer receipt of the restricted stock units upon some future date or event, including a change of control or the date the independent director is no longer on the board. No non-independent director, however, shall receive compensation for serving as a member of our board of directors.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards (2)	Total
David Samuel Coats	$65,750	$62,500	$22,298	$150,548
Patrick H. Daugherty	$64,250	$0	$0	$64,250
R. Randolph Devening	$75,500	$62,500	$22,298	$160,298
Ronald W. Haddock	$125,000	$62,500	$92,906	$280,406
Matthew Kaufman(3)	$63,500	$62,500	$22,298	$148,298
Jason Mudrick(4)	$0	$0	$0	$0
Richard B. Neff	$75,500	$62,500	$22,298	$160,298
Gregory Stuecheli	$56,750	$0	$0	$56,750

(1)
These amounts reflect the amounts recognized for financial statement reporting purposes for fiscal year 2007 for grants made in prior years, computed in accordance with SFAS No. 123(R). For a more detailed discussion, see notes 2 and 16 to our consolidated financial statements. See "Security Ownership of Certain Beneficial Owners and Management" for more information regarding director stock holdings as of April 7, 2008.

(2)
These amounts reflect the amounts recognized for financial statement reporting purposes for fiscal year 2007 for grants made in prior years, computed in accordance with SFAS No. 123(R). For a more detailed discussion, see notes 2 and 16 to our consolidated financial statements.

(3)
The cash fees earned by Mr. Kaufman were paid to GSC Group.

(4)
Mr. Mudrick opted not to receive any director compensation.

SUMMARY OF SAFETY-KLEEN EQUITY PLAN

              The following is a description of the material terms of the Safety-Kleen Equity Plan, which was adopted by our board of directors on August 31, 2004, and amended on March 21, 2006. This summary is not intended to be a complete description of all provisions of the Plan and is qualified in its entirety by reference to the Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

              The purpose of the Plan is to motivate selected individuals to attain exceptional performance and to attract and retain selected individuals with outstanding qualifications.

Administration

              The Plan is administered by our board of directors or a committee or subcommittee appointed by the board of directors; provided, that, following our initial public offering, the Plan will be administered by a committee that consists of persons who are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code.

              The administrator has the power to, among other things: select who will be participants in the Plan; determine whether and to what extent awards will be granted to participants and the terms and conditions of such awards; amend, modify or cancel an award agreement; and accelerate the lapse of restrictions applicable to an award or waive any conditions imposed under the Plan or an award agreement, provided that no such action may adversely affect any outstanding award without the participant's consent.

Types of Awards

              The Plan provides for the grant of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other awards. These awards are described below.

Plan Participants

              Officers, employees, directors, consultants and advisors of us or any of our subsidiaries are eligible to receive awards under the Plan.

Share Reserve Limit and Counting

              A total of 4,814,145 shares of our common stock are reserved for issuance under the Plan, which are comprised of authorized and unissued shares of our stock or our treasury shares, or a combination. Once we become subject to Section 162(m) of the Code, the aggregate number of shares underlying awards to an individual will not exceed 1,000,000 in any fiscal year.

              Any shares that become available as a result of expiration, forfeiture, or other cancellation or termination of an award, will again be available for grant of future awards, to the extent consistent with applicable law.

Changes in Capitalization

              In the event that a change in capitalization affects our stock such that an adjustment is necessary to prevent diminution or enlargement of benefits available under the Plan or with respect to an outstanding award, the administrator will, as it deems appropriate and equitable, make any adjustments to the terms and conditions of the awards.

Change in Control

              In the event of a change in control, the administrator will make adjustments to awards to the extent equitable and necessary or appropriate, including: (a) causing awards to be converted into similar or replacement awards of the acquirer or successor entity, (b) causing the vesting and/or exercisability of awards to be fully or partially accelerated, (c) providing participants with a reasonable period of time prior to the change in control in which to exercise the awards, following which period any unexercised awards would be terminated, or (d) providing for other treatment in an award agreement.

Descriptions of Types of Awards

              The Plan provides for the grant of the following types of awards:

              Stock Options; Stock Appreciation Rights.    A stock option, or option, is a right to purchase a share of our common stock at a fixed exercise price for a fixed period of time. A stock appreciation right represents a right to receive, upon exercise, an amount equal to the excess, if any, of the fair market value as of the date of exercise of a share of our common stock over the exercise price of a share specified in the award agreement applicable to such stock appreciation right. Each option or stock appreciation right grant is evidenced by an award agreement that sets forth the terms and conditions of the award. The terms of grants of stock options and stock appreciation rights may vary among participants. Stock appreciation rights may be settled in cash or our stock, as determined by the administrator. The administrator determines the vesting terms and exercise prices of shares to be purchased with respect to an option or a stock appreciation right, which price may not be less than 100% of the fair market value of our common stock as of the date of grant. The term of an option or stock appreciation right may not be longer than 10 years.

              Restricted Stock; Restricted Stock Units.    Restricted stock is an award of shares of our common stock that are subject to certain transfer and forfeiture restrictions. A restricted stock unit is a right to receive the fair market value of one share of our common stock, subject to certain transfer and forfeiture restrictions. Each grant of restricted stock or restricted stock units is evidenced by an award agreement that sets forth the terms and conditions of the award. Awards of restricted stock and restricted stock units are subject to restrictions on transferability for a certain period of time and may also be subject to additional conditions, including attainment of specified performance goals. Any dividends or distributions that accrue during the restricted period (if applicable) with respect to shares covered by a restricted stock award are distributed to the participant at the end of the restricted period. Restricted stock units may be paid in shares of our common stock or cash, or a combination.

              Stock Bonuses.    A stock bonus is an award of unrestricted shares of our common stock.

Restrictions on Sale in Connection with a Public Offering

              In connection with the initial public offering, participants may be prohibited from selling, pledging, or otherwise disposing of, or agreeing to engage in any of the foregoing, any options or shares of our common stock for a period of up to 180 days following such public offering.

Termination of Employment or Service

              Unless otherwise provided in an award agreement or determined by the administrator, if a participant's employment or service with us terminates, all outstanding awards held by such participant will immediately terminate and be forfeited and any price that may have been paid by the participant for such award will be refunded, provided that a termination will not be deemed to have occurred if the participant is employed by or performing services for us or any of our subsidiaries or is on a leave of absence.

Plan Amendment and Termination

              Our board of directors may amend, alter or discontinue the Plan, but not so as to impair, without a participant's consent, the participant's rights under an award already granted. In addition, our board of directors will obtain approval from our shareholders for any amendment that would require approval in order to satisfy the requirements of applicable law.

Federal Income Tax Information

              The following is a summary of the principal U.S. federal income taxation consequences to participants and us with respect to participation in the Plan. This summary is not exhaustive, and does not discuss state, local or foreign tax laws.

    Nonqualified Stock Options

              No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise, the participant will recognize ordinary income equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, we will be entitled to an income tax deduction in the tax year in which the participant recognizes the ordinary income. When the participant disposes of shares granted as a nonstatutory stock option, any difference between the sale price and the participant exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

    Restricted Stock Awards and Restricted Stock Units

              A participant generally will not have taxable income upon grant, unless the participant was granted restricted stock and elects to be taxed at the time of grant. A participant will recognize taxable ordinary income equal to the fair market value of the shares at the time they vest less the amount paid for the shares (if any). Generally, we will be entitled to an income tax deduction in the year in which the ordinary income is recognized by the participant.

    Stock Appreciation Rights

              No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Generally, we will be entitled to an income tax deduction in the year in which the ordinary income is recognized by the participant. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

    Plan Benefits

              Awards have been granted under our Plan to certain individuals and groups of individuals as follows:

	Amount of Stock Options	Amount of Restricted Stock and Restricted Stock Units
The following executive officers:
Frederick J. Florjancic, Jr., CEO, President and Director	550,000	0
Dennis McGill, Executive Vice President and Chief Financial Officer	200,000	0
David Sprinkle, Executive Vice President, East Group	195,000	60,000
Steve Grimshaw, Executive Vice President, West Group	190,000	0
T.R. Tunnell, Executive Vice President, General Counsel	150,000	0
All current executive officers as a group	1,285,000	60,000
All current directors who are not executive officers as a group	245,000	312,500
Each associate of such persons	0	0
Each other person who received or is to receive five percent of such options	0	0
All employees (including all current officers who are not executive officers) as a group	1,575,900	0

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth, as of June     , 2008, certain information regarding the beneficial ownership of our common stock by:

  •
  each person known by us to beneficially own 5% or more of our common stock, all of which are selling stockholders;

  •
  each member of our board of directors and each director nominee;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

              Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

              The number of shares outstanding and the percentage of beneficial ownership before the offering set forth below is based on 34,276,761 shares of our common stock outstanding as of April 19, 2008. The number of shares and percentage of beneficial ownership after the offering set forth below is based on shares of our common stock to be issued and outstanding immediately after this offering, including             shares that will either be issued to the underwriters upon the exercise of their over-allotment option. We expect to complete a             for            stock split of our common stock to be effected prior to the completion of this offering. All share amounts have been retroactively adjusted to give effect to this stock split.

              Except as indicated in the footnotes to this table (1) each person has sole voting and investment power with respect to all shares attributable to such person and (2) each person's address is c/o Safety-Kleen HoldCo., Inc., 5360 Legacy Drive, Plano, Texas 75024.

			Beneficial Ownership After Offering
			Assuming the Underwriters' Over-allotment Option is Not Exercised		Assuming the Underwriters' Over-allotment Option is Exercised in Full
	Beneficial Ownership Prior to Offering
Name of Beneficial Owner
	Shares	Percent	Shares	Percent	Shares	Percent
Beneficial Owners of more than 5%
Highland Capital Management	13,014,770	38.0%
Contrarian Capital Management	6,795,120	19.8%
JPMorgan Chase & Co.	3,816,147	11.1%
GSC Group	3,150,260	9.2%
Named Executive Officers
Frederick J. Florjancic, Jr.	500,000	1.4%
Steve Grimshaw	168,333	*
Dennis McGill	143,750	*
David M. Sprinkle	231,667	*
T.R. Tunnell	133,333	*
Non-Executive Directors
Ronald W. Haddock	187,500	*
David Samuel Coats	92,500	*
Patrick H. Daugherty(1)	13,014,770	38.0%
R. Randolph Devening	92,500	*
Matthew Kaufman(2)	3,242,760	*
Jason Mudrick(3)	6,795,120	19.8%
Richard B. Neff	92,500	*
Gregory J. Stuecheli(4)	13,014,770	38.0%
All directors and executive officers as a group (13 persons)	24,694,733	68.6%

*
Indicates that the percentage of shares beneficially owned does not exceed one percent.

(1)
Mr. Daugherty is a partner at Highland Capital Management. Amounts disclosed for Mr. Daugherty also include the amounts disclosed in the table for Highland Capital Management. Mr. Daugherty disclaims beneficial ownership of the shares held by Highland Capital Management.

(2)
Mr. Kaufman is a Senior Managing Director at GSC Group. Amounts disclosed for Mr. Kaufman also include the amounts disclosed in the table for GSC Group. Mr. Kaufman disclaims beneficial ownership of the shares held by GSC Group.

(3)
Mr. Mudrick is a portfolio manager at Contrarian Capital Management. Amounts disclosed for Mr. Mudrick also include the amounts disclosed in the table for Contrarian Capital Management. Mr. Mudrick disclaims beneficial ownership of the shares held by Contrarian Capital Management.

(4)
Mr. Stuecheli is a partner at Highland Capital Management. Amounts disclosed for Mr. Stuecheli also include the amounts disclosed in the table for Highland Capital Management. Mr. Stuecheli disclaims beneficial ownership of the shares held by Highland Capital Management.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

              We entered into a registration rights agreement with Contrarian Capital Management, GSC Group, Highland Capital Management, L.P. and JPMorgan Chase & Co., which we refer to as the Initial Stockholders, that provides the Initial Stockholders with the following registration rights with respect to shares of our common stock held by them and their affiliates:

  •
  The Initial Stockholders will be entitled to make five demands on us to register shares. Demands cannot be made until July 17, 2008. If this offering has not been consummated at the time such a demand is made, at least two Initial Stockholders must make the demand, with such Initial Stockholders holding in the aggregate at least 15% of our outstanding common stock and with at least two of such Initial Stockholders holding at least 5% of our outstanding common stock. If this offering has been consummated at the time such a demand is made, a demand can be made by one or more Initial Stockholders who hold at least 6% of our outstanding common stock or by one or more persons including transferees who hold at least 10% of our outstanding common stock. The demand registration rights expire upon the earlier of the exercise of the fifth demand registration by the Initial Stockholders or the time at which the Initial Stockholders cease to hold more than the number of shares required to effect a demand registration as described above.

  •
  If we propose to register shares of our common stock, whether for sale for our own account or for the account of any other person, the Initial Stockholders, and their transferees, will be entitled to customary piggyback registration rights.

              In the case of demand registrations and piggyback registrations, the applicable underwriters shall make determinations with respect to cut-backs of shares of the Initial Stockholders, or their transferees, in any such registration. In addition, the registration rights are assignable when relevant securities are sold. We will not be obligated to effect any demand registration within six months after the effective date of a previous demand registration. We have agreed to pay all costs and expenses in connection with each such registration, except for out of pocket expenses of the Initial Stockholders, underwriting discounts and commissions applicable to shares sold.

              The registration rights agreement contains a "lock-up" provision that applies in the event of a public offering of our common stock, including this offering. The lock-up provision provides that neither we nor any Initial Stockholder owning at least 3.5% of our outstanding common stock may publicly sell or distribute our common stock during the period beginning seven days prior to the effective date of the registration statement covering the public offering until the earlier of (i) such time as we and the lead underwriter for the public offering shall agree and (ii) 90 days after the effective date of the registration statement, or 120 days in the case of this offering. This lock-up provision will only apply with respect to a public offering if we have obtained similar lock-up commitments from our President and Chief Executive Officer and our executive vice presidents with respect to that offering.

Voting Agreement

              We entered into a voting agreement with the Initial Stockholders to provide for certain matters with respect to our board of directors and capital stock of the Company, including, without limitation, for the purpose of establishing certain persons who shall be directors or board observers. We and the Initial Stockholders have agreed that, and the Initial Stockholders have agreed to vote their shares of common stock to ensure that:

  •
  For so long as any Initial Stockholder and its affiliates own, in the aggregate, at least 20% of the issued and outstanding shares of common stock, such persons will be entitled to designate two directors to our board of directors.

  •
  For so long as any Initial Stockholder and its affiliates own, in the aggregate, at least 5% but less than 20% of the issued and outstanding shares of our common stock, such person will be entitled to designate to our board of directors one director or designate a board observer.

              In accordance with the voting agreement, Highland Capital Management is currently entitled to designate two directors to our board of directors and Contrarian Capital Management, JPMorgan Chase & Co. and GSC Group are each entitled to designate one director. Highland's designees to our board are Patrick H. Daugherty and Gregory J. Stuecheli, Contrarian's designee is Jason Mudrick and GSC's designee is Matthew Kaufman. JPMorgan has elected to designate a board observer in lieu of designating a director. The voting agreement will expire in accordance with its terms upon the consummation of this offering.

Indemnification and Insurance

              For a description of our limitation on liability and indemnification of, and provision of insurance covering, our directors and executive officers, see "Management—Limitations on Liability and Indemnification of Officers and Directors."

Procedures for Approval of Related Party Transactions

              Prior to the consummation of this offering, we intend to adopt a written policy that will set forth our procedures for the review and approval of related party transactions. Pursuant to such policy, a related party transaction is a transaction in which the Company is a participant and the amount involved exceeds $120,000 and in which any related party has a material direct or indirect interest. For purposes of the policy, a related party means the following:

  •
  any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

  •
  any beneficial owner of 5% or more of our common stock;

  •
  any immediate family member of any of the foregoing persons; and

  •
  any entity in which any of the foregoing persons is employed or is a partner or principal or in which such person has a 5% or greater beneficial ownership interest.

              In the event that a related party transaction is identified prior to being consummated or amended, the transaction must be submitted to our board of directors, or to a designated committee, for approval. Related party transactions cannot be approved by a member of our board of directors if they are one of the parties to such a transaction. If a related party transaction has been consummated prior to board review, the policy will set forth procedures under which the transaction may still be ratified by our board of directors.

DESCRIPTION OF SENIOR SECURED CREDIT FACILITY

General

              In August 2006, we entered into a credit facility consisting of a $100.0 million revolving credit facility, or the revolver, a $230.0 million term loan, or the term loan, and a $65.0 million pre-funded letter of credit facility, or the pre-funded L/C facility. In February 2007, we reduced our letter of credit facility to $60.0 million.

              Safety-Kleen Systems, Inc., our subsidiary through which we conduct our operations, is the borrower under the credit facility. We, together with SK Holding Company, Inc. and all the direct and indirect domestic subsidiaries of the borrower are guarantors of the credit facility. The lenders are a syndicate of banks, financial institutions and other entities, including JPMCB, who also acts as administrative agent.

Revolver

              The revolver matures on August 3, 2012 and allows us to borrow up to $100.0 million. A portion of the revolver, not in excess of $30.0 million, is available for the issuance of letters of credit by JPMCB. A portion of the revolver, not in excess of $15.0 million, is available for swing line loans from JPMCB. The interest rate payable for loans under the revolver is either the base rate, or prime, plus 0.75% to 1.5% per annum, or LIBOR plus 1.75% to 2.50% per annum, depending on our leverage ratio (as discussed below) as of the end of our last fiscal quarter, and the fees charged for letters of credit issued under the revolver will be equal to the margin charged on LIBOR loans. As of April 19, 2008, the margin was 1.75% on LIBOR loans and 0.75% on prime loans. There were no borrowings outstanding under the revolver at April 19, 2008.

Pre-funded L/C Facility

              In addition to letters of credit issuable under the revolver, JPMCB will issue up to $60.0 million of letters of credit (reduced from $65.0 million in February 2007) for the account of the borrower under the pre-funded L/C facility. The pre-funded L/C facility expires on August 2, 2013, and no letter of credit issued under the pre-funded L/C facility will have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to this maturity date. The letters of credit issued under the pre-funded L/C facility will be secured by amounts pledged by lenders under the pre-funded L/C facility. If a letter of credit is drawn and not reimbursed by the borrower, JPMCB as the issuer may be reimbursed from the amounts pledged by the lenders and such amounts will become loans under the credit facility, or the L/C loans. The L/C LIBOR loans will bear interest at a rate per annum of LIBOR plus 2.50%. As of April 19, 2008, we utilized $54.3 million of this facility and the borrower is charged a fee of approximately 2.65% per annum for the letters of credit issued under the pre-funded L/C facility.

Term Loan

              The term loan is in the amount of $230.0 million, the entire amount of which was advanced on the closing date of the credit facility. The principal amount of the term loan will be repayable in quarterly installments as follows: (a) quarterly installments beginning January 2, 2007, each in an amount equal to 0.25% of the original principal of the term loan (or $575,000) and (b) a final installment due on the maturity date, which is August 2, 2013, in the amount equal to the principal amount of the term loan then outstanding. The term loans borrowed at LIBOR bear interest at a rate per annum equal to LIBOR plus 2.50%, and the term loans borrowed at the base rate bear interest at a rate per annum equal to the base rate plus 1.50%. As of April 19, 2008, $226.6 million of the term loan was outstanding at a weighted average interest rate of 5.84%.

Prepayments

              We are entitled to prepay the term loan, in whole or in part, in minimum amounts without penalty. We are required to repay borrowings under the credit facility with the net proceeds from certain asset sales and the issuance of additional indebtedness. In addition, following the end of each fiscal year, commencing with fiscal year 2007, we may be required to prepay borrowings under the credit facility based on a percentage of "excess cash flow" (as defined in the credit agreement).

Expansion Feature

              The credit facility includes a provision permitting us from time to time to increase the amount of one or more of the revolver, letter of credit or term loan commitments under the credit facility by up to an aggregate amount for all such increases equal to $100.0 million, provided that certain conditions are met, including that no default has occurred and is continuing and that the current or new lenders agree to extend additional credit to us.

Collateral

              The borrower and each guarantor granted a first priority lien on substantially all of their respective assets, including stock of subsidiaries, but specifically excluding: (a) 35% of the voting stock of foreign subsidiaries, (b) any assets located outside of the United States, (c) all vehicles and other rolling stock, (d) all leasehold real property interests and (e) certain fee owned real property.

Fees

              We pay certain fees with respect to the loans under the credit facility, including: (i) in respect of the revolver, a commitment fee for unused amounts ranging from 0.25% to 0.50% based on our leverage ratio (which at April 19, 2008 was 0.25%); and (ii) customary annual administration fees.

Covenants

              The credit facility contains affirmative and negative covenants customary for facilities and transactions of this type, including, but not limited to:

  •
  certain reporting requirements;

  •
  prohibitions on paying cash dividends on our stock and limitations on our ability to repurchase our stock;

  •
  limitations on incurring or guaranteeing indebtedness;

  •
  limitations on acquisitions and investments;

  •
  limitations restricting distributions from our subsidiaries to us or our other subsidiaries;

  •
  limitations on the ability of our domestic companies to lend money to, make investments in, or transfer assets to, any of our foreign companies;

  •
  limitations on liens;

  •
  limitations on the ability of us or our subsidiaries to sell or transfer assets or enter into sale-leaseback transactions;

  •
  restrictions on fundamental changes, including mergers, consolidations, liquidations or dissolutions of us or our subsidiaries, or changes in the nature of our and our subsidiaries' businesses; and

  •
  restrictions on transactions with affiliates.

              In addition, the credit facility contains financial covenants requiring us to meet a maximum leverage ratio, a minimum interest coverage ratio, as well as an annual limit on capital expenditures. Certain of these financial covenants utilize Adjusted EBITDA to determine compliance. Adjusted EBITDA (referred to as Consolidated EBITDA in the credit facility) is defined in our credit facility as:

  •
  consolidated net income; plus the following items, to the extent deducted from consolidated net income:

  •
  interest expense;

  •
  provision for income taxes;

  •
  depreciation and amortization;

  •
  non-cash charges for the impairment or write-off of goodwill or other intangible assets;

  •
  amortization or write-off of deferred financing, legal, accounting costs and prepayment fees with respect to the refinancing;

  •
  provision for environmental liabilities;

  •
  other one-time charges attributable to termination of services provided with a third-party outsource provider, to the extent not exceeding $10.0 million;

  •
  non-cash vacation expenses;

  •
  non-cash impairment losses and losses on dispositions of equipment at customers;

  •
  non-cash expenses for stock option issuances, restricted stock issuances and other equity issuances and exercises;

  •
  non-cash losses under swap agreements; and

  •
  non-cash amortization or write-off of the discounts arising as a result of the issuance of term notes in connection with our emergence from bankruptcy;

  •
  minus the following items, to the extent any of them increase consolidated net income (as adjusted above):

  •
  all cash payments during such period that are associated with any non-cash charges vacation expense that were added back to consolidated net income in a previous period;

  •
  all cash payments during such period that are associated with any non-cash impairments losses and losses on dispositions of equipment at customers that were added back to consolidated net income in a previous period;

  •
  all cash payments during such period that are associated with any non-cash expenses for stock option issuances, restricted stock issuances and other equity issuances and exercises that were added back to consolidated net income in a previous period;

  •
  all cash payments during such period that are associated with any non-cash losses under swap agreements that were added back to consolidated net income in a previous period;

  •
  any cash payments made during such period that reduce the provision for environmental liabilities, except to the extent that the same constitute environmental liability expenditures; and

  •
  non-cash gains under swap agreements.

              The calculation of Consolidated EBITDA excludes: (i) all non-operating items referred to in our statement of operations as "other income or expense"; (ii) extraordinary gains or losses; and

(iii) gains or losses or other dispositions of assets other than from sales of inventory in the ordinary course of business.

              As of April 19, 2008, we were in compliance with all of the covenants under our credit facility, including the financial covenants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outstanding Debt and Existing Financing Arrangements—Certain Ratio Covenants."

Events of Default

              The credit facility contains customary events of default such as non-payment of obligations under the credit facility, violation of affirmative and negative covenants, our insolvency or that of our subsidiaries, cross-defaults and judgment defaults exceeding $10.0 million in aggregate amount and a change in control of us.

Interest Rate Hedge

              We had hedged our interest rate exposure with respect to $100.0 million of indebtedness under the term loan by entering into a fixed rate interest rate swap agreement which fixed LIBOR with respect to term loan borrowings at 4.09%. This agreement expired in May 2008 in accordance with its terms and was not renewed.

DESCRIPTION OF CAPITAL STOCK

              The following is a description of the material terms of our certificate of incorporation and bylaws and certain provisions of Delaware law.

              Our authorized capital stock consists of 75,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of April 19, 2008, we had approximately 81 record holders of our common stock. Upon the closing of this offering, we expect to have       shares of our common stock issued and outstanding, assuming the underwriters do not exercise their over-allotment option. We expect to complete a            for            stock split of our common stock to be effected prior to the completion of this offering. All share amounts have been retroactively adjusted to give effect to this stock split.

Common Stock

Voting

              The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have any right to cumulate votes in the election of directors.

Dividends

              Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, and the restrictive terms of our credit facility, which generally prohibits the payment of dividends, holders of our common stock are entitled to such dividends as our board of directors may declare out of funds legally available. We do not intend to pay dividends at the present time or in the foreseeable future.

Liquidation rights

              In the event of any liquidation, dissolution or winding-up of our affairs, after payment of all of our debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of our preferred stock, the holders of our common stock will be entitled to receive the distribution of any of our remaining assets.

Other matters

              Holders of our common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. The shares of our common stock to be sold in this offering when issued and paid for will be, validly issued, fully paid and non-assessable.

Preferred Stock

              We are authorized to issue up to 10,000,000 shares of preferred stock. Our certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.

Certain Provisions

              Provisions of our certificate of incorporation, bylaws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for our common stock.

Number of directors; removal for cause; filling vacancies

              Our certificate of incorporation provides that our board of directors will consist of not less than five nor more than 11 members, the exact number of which will be fixed from time to time by our board. The size of our board is currently fixed at nine directors.

              Our bylaws provide that any vacancy occurring on the board, including any vacancy occurring as a result of newly created directorships, may be filled only by a majority of the board then in office, provided that a quorum is present, and any other vacancy occurring on the board may be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office until the expiration of the term of office of the director whom he has replaced and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall have the effect of shortening the term of any incumbent director.

              Pursuant to the DGCL, any director or our entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Special meetings of stockholders

              Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by our board of directors, the chairman of our board, the lead outside director designated by the board of directors, the chief executive officer, or holders of 20% of the outstanding shares of our common stock.

Stockholder action by written consent

              Our certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting and denies the ability of stockholders to act by written consent without a meeting.

Nomination of candidates for election to our board

              Under our bylaws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders or any special meeting called for the purpose of electing directors by or at the direction of our board (or any duly authorized committee of the board) or properly nominated by a stockholder. To properly nominate a director, a stockholder must:

  •
  be a stockholder of record on the date of the giving of the notice for the meeting;

  •
  be entitled to vote at the meeting; and

  •
  have given timely written notice in proper written form to our secretary.

              Prior to the consummation of this offering, we expect to amend our bylaws to provide that, to be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

              To be in proper written form, a stockholder's notice to the secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the number of shares of our capital stock that are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Amendment of certificate of incorporation and bylaws

              Our certificate of incorporation generally requires the approval of the holders of a majority of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors to amend certain provisions of our certificate of incorporation described in this section. Our certificate of incorporation and bylaws provide that the holders of at least a majority of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors have the power to amend or repeal our bylaws. In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Delaware Law

              We will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

              Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

              In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling, controlled by, or under common control with any of these entities or persons.

Limitations on Liability and Indemnification of Directors and Officers

              We have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors and officers to the maximum extent permitted by the DGCL. The DGCL expressly permits a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (relating to unlawful stock repurchases, redemptions or other distributions or payment of dividends); or

  •
  for any transaction from which the director derived an improper personal benefit.

              These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under the DGCL and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

              As permitted by the DGCL, our certificate of incorporation and bylaws provide that we must indemnify our board members and officers to the fullest extent permitted by the DGCL, subject to limited exceptions.

              We may enter into separate indemnification agreements with each of our board members and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our board members and officers against liabilities that may arise by reason of their status or service as board members and officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

              The limited liability and indemnification provisions in our certificate of incorporation and bylaws and in any indemnification agreements we enter into may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

              At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is Wells Fargo.

Listing

              We intend to apply for the listing of our common stock on the NYSE under the symbol "SK."

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

              Upon completion of this offering, we expect to have            outstanding shares of common stock.

              The             shares of common stock being sold in this offering (or             shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act, or sold in accordance with Rule 144 thereunder.

Lock-Up Agreements

              We, our directors, our executive officers, JPMorgan and            have agreed that, without the prior written consent of Merrill Lynch & Co. and J.P. Morgan Securities Inc., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares of our common stock to the underwriters;

  •
  the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  •
  transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering.

              The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the one-year period, the "lock-up" restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Eligibility of Restricted Shares for Sale in the Public Market

Rule 144

              The SEC has recently adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

              At the expiration of the six-month holding period:

  •
  a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and

  •
  a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

  (i)
  1% of the number of shares of our common stock then outstanding, which will equal approximately         shares immediately after this offering, based on the number of shares of our common stock outstanding as of        ; or

  (ii)
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

              At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

              Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

              Of the         shares of common stock that are outstanding immediately prior to this offering, the following shares will be eligible for sale in the public market at the following times:

  •
  as of the date of this prospectus, approximately         shares of common stock are eligible for sale in the public market without restriction pursuant to the expiration of the one-year holding period, of which         shares of common stock are not subject to a lockup agreement described above; and

  •
  90 days after the date of this prospectus, approximately         shares of common stock will be eligible for sale in the public market, of which the sale of approximately         shares will be subject to volume, manner of sale and other limitations under Rule 144 and approximately         shares will be eligible for sale in the public market without restriction except for the availability of current public information about us; and

  •
  the remaining         shares of common stock will be eligible for sale under Rule 144 from time to time upon the expiration of Rule 144's holding periods.

              Of the         shares of common stock that are outstanding immediately prior to this offering,         shares are subject to the lockup agreements described above and will only become eligible for sale upon the expiration of such agreements.

Equity Compensation

              We intend to file a registration statement on Form S-8 under the Securities Act covering the             shares that are reserved for issuance under our equity plan. This Form S-8 registration statement is expected to be filed soon after the effectiveness of the registration statement of which this prospectus forms a part, and the Form S-8 will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

              The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with shares of our common stock held as capital assets (generally, for investment purposes) by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

  •
  dealers in securities or currencies;

  •
  financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt entities;

  •
  insurance companies;

  •
  cooperatives;

  •
  persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons liable for alternative minimum tax;

  •
  U.S. expatriates;

  •
  Non-U.S. Holders that own or acquire 5% or more of our common stock;

  •
  partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

  •
  U.S. Holders (as defined below).

              This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not received a ruling from the IRS with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.

              For purposes of this summary, a "U.S. Holder" means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

  •
  a citizen or an individual resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

              If you are considering the purchase of our common stock, we urge you to consult your independent tax advisors concerning the particular U.S. federal income tax consequences to you of the acquisition, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

              The following discussion applies only to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a "controlled foreign corporation" or a "passive foreign investment company" or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S., federal income, state, local and non-U.S. tax consequences that may be relevant to them.

Dividends

              Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States, or, if certain income tax treaties apply, are attributable to a permanent establishment you maintain in the United States, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding, such as providing a properly executed IRS Form W-8ECI (or any successor form) to the withholding agent. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN (or any successor form), claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a "qualified intermediary"), the intermediary generally must provide an IRS Form W-8IMY (or any successor form) and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.

              If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

              You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States or, if certain income tax treaties apply, is attributable to a permanent establishment you maintain in the United States;

  •
  if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock ceases to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

              If you are described in the first or third bullet points above, you will be subject to U.S. federal income tax with respect to such gain on a net income basis at the applicable graduated individual or corporate rates, subject to reduction by an applicable income tax treaty (and, if you are a corporation, you also may be subject to a 30% branch profits tax, subject to reduction by an applicable income tax treaty). If you are described in the second bullet point above, you will be subject to U.S. federal income tax with respect to such gain at a rate of 30% (or lower applicable treaty rate), which gain may be offset by certain losses.

              We believe that we are not, and we do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes. However, if we are or become a U.S. real property holding corporation, so long as the common stock is regularly traded on an established securities market within the meaning of applicable Treasury regulations, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock) more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock under these rules. No assurances, however, can be given in this regard.

U.S. Federal Estate Tax

              Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

              You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN (or any successor form) along with certain certifications) or otherwise establish an exemption.

              In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment or disposition generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

              Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided you timely furnish the required information to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

              We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.

Total

              The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Safety-Kleen HoldCo., Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us and the selling stockholders.

Over-allotment Option

              We and the selling stockholders have granted an option to the underwriters to purchase up to            additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We and the selling stockholders, our executive officers and directors and all other existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and J.P. Morgan Securities Inc. Specifically, we and these other persons have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up agreements are subject to a number of exceptions as described under "Shares Eligible for Future Sale."

FINRA Regulations

              Because affiliates of J.P. Morgan Securities Inc., an underwriter in this offering and a member of the Financial Industry Regulatory Authority, which we refer to as FINRA, may economically own in excess of 10% of us, FINRA may view the participation of J.P. Morgan Securities Inc. as an underwriter in this offering as the public distribution of securities issued by a company with which J.P. Morgan Securities Inc. has a conflict of interest and/or affiliation, as those terms are defined in NASD Conduct Rule 2720. Accordingly, this offering will be made in compliance with the applicable provisions of NASD Conduct Rule 2720. That rule requires that the initial public offering price be no higher than that recommended by a "qualified independent underwriter," as defined by FINRA, which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to the registration statement. Merrill Lynch & Co. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the registration statement of which this prospectus forms a part. We have agreed to indemnify Merrill Lynch & Co. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Additionally, no FINRA member participating in the offering will execute a transaction in our common shares in a discretionary account without the prior specific written approval of the respective FINRA member's customer.

New York Stock Exchange Listing

              We intend to apply to list our shares on the NYSE, subject to notice of issuance, under the symbol "SK." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

              The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

              Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of Merrill Lynch and J.P. Morgan Securities Inc. own shares of our common stock. An affiliate of J.P. Morgan Securities Inc. is a selling stockholder in this offering and JPMCB, an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under our credit facility.

VALIDITY OF THE SHARES

              The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois, and will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

              The consolidated financial statements and schedule of the Company as of December 29, 2007 and December 30, 2006, and for each of the years in the three-year period ended December 29, 2007, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements for the fiscal year ended December 29, 2007 refers to the adoption of FIN 48.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the Public Reference Room the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

              Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC as described above or inspect them without charge at the SEC's website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets: As of December 29, 2007 and December 30, 2006	F-3
Consolidated Statements of Operations: For the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-4
Consolidated Statements of Cash Flows: For the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-5
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss): For the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-6
Notes to Consolidated Financial Statements: For the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005	F-7
Condensed Consolidated Balance Sheet: As of April 19, 2008 (unaudited)	F-46
Condensed Consolidated Statements of Operations: For the quarters ended April 19, 2008 and April 21, 2007 (unaudited)	F-47
Condensed Consolidated Statements of Cash Flows: For the quarters ended April 19, 2008 and April 21, 2007 (unaudited)	F-48
Notes to Condensed Consolidated Financial Statements: For the quarters ended April 19, 2008 and April 21, 2007 (unaudited)	F-49

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Safety-Kleen HoldCo., Inc.:

              We have audited the accompanying consolidated balance sheets of Safety-Kleen HoldCo., Inc. and subsidiaries (the Company) as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 29, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safety-Kleen HoldCo., Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2007 in conformity with U.S. generally accepted accounting principles.

              As discussed in note 2 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

/s/ KPMG LLP

Dallas, Texas
March 14, 2008, except as to
notes 21 through 24, which are
as of April 30, 2008

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 29, 2007 AND DECEMBER 30, 2006

(Amounts in thousands, except for par value amount)

	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,748	$2,669
Accounts receivable—net	136,053	124,231
Inventories and supplies	65,782	62,399
Deferred income taxes	3,465	3,204
Other current assets	36,068	39,996

Total current assets	244,116	232,499
PROPERTY, PLANT AND EQUIPMENT—net	337,059	332,846
GOODWILL	33,566	14,068
OTHER INTANGIBLE ASSETS—net	85,224	85,580
OTHER ASSETS	4,910	7,280

TOTAL ASSETS	$704,875	$672,273

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$58,218	$58,329
Current portion of environmental liabilities	6,882	6,298
Income taxes payable	429	2,279
Deferred revenue	29,465	29,552
Accrued professional fees	3,342	10,011
Accrued salaries and benefits	21,401	30,781
Accrued other liabilities	56,449	50,174
Current portion of long-term debt	23,065	5,482

Total current liabilities	199,251	192,906
ENVIRONMENTAL LIABILITIES	48,495	45,475
LONG-TERM DEBT—net of current portion	255,187	249,658
DEFERRED INCOME TAXES	5,765	4,939
OTHER LONG-TERM LIABILITIES	36,762	33,106

Total liabilities	545,460	526,084

COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (See Note 13)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value—10,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value—75,000 shares authorized; 34,277 and 34,230 shares issued and outstanding as of December 29, 2007 and December 30, 2006, respectively	343	342
Additional paid-in capital	443,272	438,961
Accumulated other comprehensive income	10,692	4,476
Accumulated deficit	(294,892)	(297,590)

Total stockholders' equity	159,415	146,189

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$704,875	$672,273

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

(Amounts in thousands, except per share data)

	2007	2006	2005
REVENUES:
Products revenues	$427,216	$354,468	$269,423
Services revenues	645,751	647,775	655,688

TOTAL REVENUES	1,072,967	1,002,243	925,111

EXPENSES:
Operating (exclusive of depreciation and amortization shown separately below)	891,768	828,461	773,037
General and administrative	75,649	87,392	95,644
Depreciation and amortization	68,637	77,943	77,543
Impairment of long-lived assets	—	1,573	26,176
Interest expense	24,683	41,260	59,226
Extinguishment of debt	—	33,107	16,548
Other expense (income)—net	5,140	2,146	(1,840)

	1,065,877	1,071,882	1,046,334

INCOME (LOSS) BEFORE INCOME TAXES	7,090	(69,639)	(121,223)
INCOME TAX EXPENSE	(2,598)	(3,728)	(2,643)

NET INCOME (LOSS)	$4,492	$(73,367)	$(123,866)

Income (loss) per common share:
Basic	$0.13	$(2.49)	$(4.96)

Diluted	$0.12	$(2.49)	$(4.96)

Weighted average common shares outstanding:
Basic	34,627	29,747	25,154

Diluted	36,999	29,747	25,154

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

(Amounts in thousands)

	2007	2006	2005
OPERATING ACTIVITIES:
Net income (loss)	$4,492	$(73,367)	$(123,866)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash interest expense	—	11,979	20,217
Amortization of debt discount and debt issuance costs	696	5,558	6,962
Impairment of long-lived assets	—	1,573	26,176
Depreciation and amortization	68,637	77,943	77,543
Provision for uncollectible accounts—net	5,427	3,106	1,271
Loss on sales of property, plant and equipment	3,434	3,216	3,645
Loss on extinguishment of debt	—	33,107	16,548
Stock-based compensation	4,110	4,559	2,063
Deferred income taxes	565	1,735	2,958
Gain on legal settlements	—	—	(5,566)
Proceeds from legal settlements	—	1,750	6,117
Gain on sale of securities	—	(327)	—
Loss (gain) on derivative instrument	1,275	(1,569)	—
Changes in operating assets and liabilities:
Accounts receivable—net	(9,918)	6,516	(5,092)
Inventories and supplies	206	(16,366)	44
Accounts payable	(470)	(2,278)	(4,882)
Income taxes	(687)	25,477	5,625
Accrued professional fees	(6,682)	3,004	(5,591)
Accrued salaries and benefits	(9,651)	10,321	6,869
Environmental liabilities	(543)	(869)	(9,134)
Other assets and liabilities	5,378	(2,200)	(4,706)

Net cash provided by operating activities	66,269	92,868	17,201

INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	1,008	4,181	4,994
Purchases of property, plant and equipment and intangible assets	(39,419)	(25,570)	(35,482)
Business acquisitions	(40,078)	(20,182)	—
Other	468	3,014	908

Net cash used in investing activities	(78,021)	(38,557)	(29,580)

FINANCING ACTIVITIES:
Repayments of term loan	(2,300)	(148,875)	(120,505)
Proceeds from term loan	—	230,000	150,000
Prepayment penalty on revolver, term loan and letters of credit	—	(3,803)	(15,250)
Payment of debt issuance costs	—	(4,344)	(12,957)
Net change in revolver	16,400	(29,080)	11,955
Repayment of senior secured term loan	—	(176,410)	—
Repayments of capital lease obligations	(3,720)	(4,435)	(2,137)
Repayments of note payable	—	(708)	(1,679)
Proceeds from rights offering, net of costs	—	96,564	—
Redemption of preferred stock in minority interest	—	(10,000)	—
Preferred stock dividends paid	—	(2,457)	—
Other	202	120	—

Net cash provided by (used in) financing activities	10,582	(53,428)	9,427

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,249	(247)	241

NET CHANGE IN CASH AND CASH EQUIVALENTS	79	636	(2,711)
CASH AND CASH EQUIVALENTS—Beginning of year	2,669	2,033	4,744

CASH AND CASH EQUIVALENTS—End of year	$2,748	$2,669	$2,033

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$22,146	$27,022	$32,047

Income taxes paid	$395	$—	$—

Non-cash items:
Property, plant and equipment acquired under capital leases or included in accounts payable	$12,787	$13,681	$7,094

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMER 31, 2005

(Amounts in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Comprehensive Income (Loss)	Total
BALANCE—December 31, 2004	$250	$338,204	$3,298	$(100,357)		$241,395
Comprehensive income (loss):
Net loss	—	—	—	(123,866)	$(123,866)	(123,866)
Other comprehensive income:
Foreign currency translation adjustments	—	—	1,219	—	1,219	1,219
Unrealized gain on marketable securities	—	—	92	—	92	92

Total comprehensive income (loss)	—	—	1,311	(123,866)	$(122,555)	(122,555)

Stock-based compensation—stock options	—	1,541	—	—		1,541
Stock-based compensation—restricted stock units	—	522	—	—		522

BALANCE—December 31, 2005	$250	$340,267	$4,609	$(224,223)		$120,903

Comprehensive income (loss):
Net loss	—	—	—	(73,367)	$(73,367)	(73,367)
Other comprehensive income:
Foreign currency translation adjustments	—	—	(41)	—	(41)	(41)
Unrealized gain on marketable securities	—	—	(92)	—	(92)	(92)

Total comprehensive income (loss)	—	—	(133)	(73,367)	$(73,500)	(73,500)

Proceeds from rights offering, net of costs	91	96,473	—	—		96,564
Preferred stock dividends paid	—	(2,457)	—	—		(2,457)
Stock-based compensation—stock options	—	3,356	—	—		3,356
Stock-based compensation—restricted stock	—	1,203	—	—		1,203
Exercise of stock options and restricted stock units	1	119	—	—		120

BALANCE—December 30, 2006	$342	$438,961	$4,476	$(297,590)		$146,189

Comprehensive income (loss):
Net income	—	—	—	4,492	$4,492	4,492
Other comprehensive income:
Foreign currency translation adjustments	—	—	6,219	—	6,219	6,219
Unrealized losses on marketable securities	—	—	(3)	—	(3)	(3)

Total comprehensive income (loss)	—	—	6,216	4,492	$10,708	10,708

Stock-based compensation—stock options	—	3,662	—	—		3,662
Stock-based compensation—restricted stock units	—	448	—	—		448
Exercise of stock options	1	201	—	—		202
Cumulative effect of adopting
FASB Interpretation No. 48	—	—	—	(1,794)		(1,794)

BALANCE—December 29, 2007	$343	$443,272	$10,692	$(294,892)		$159,415

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

1.    BUSINESS AND ORGANIZATION

              The consolidated financial statements include the accounts of Safety-Kleen HoldCo., Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated. Safety-Kleen HoldCo., Inc. serves as a holding company for its direct and indirect domestic and foreign subsidiaries. Prior to December 24, 2003, the holding company was Safety-Kleen Corp. (the "Predecessor Company"). In connection with the Company's emergence from bankruptcy, all conditions required for adoption of fresh start reporting were met on December 24, 2003 when the Predecessor Company's Plan of Reorganization became effective and the Predecessor Company was dissolved. For convenience, the Company used December 31, 2003 as the date to adopt the accounting provisions of fresh start reporting under Statement of Position ("SOP") 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. As a result, all assets and liabilities of the Predecessor Company were restated to reflect their respective fair values and became the new basis for the Company's consolidated balance sheet as of December 31, 2003. All operations beginning January 1, 2004 relate to the Company.

              The Company provides a range of services designed to collect, transport, process, recycle, reuse, re-refine or dispose of hazardous and nonhazardous industrial waste. The Company provides these services in 48 states, Canada, Puerto Rico and Mexico from approximately 200 collection, processing and other locations. The Company also sells products and services that are used to meet the customer's cleaning and waste management needs, such as hand cleaners, floor cleaners, mats, spill kits and other absorbents.

              During fiscal years 2007 and 2006, the Company completed the following acquisitions:

•
On December 13, 2007, the Company acquired the assets and assumed certain environmental liabilities of Advanced Liquid Recycling, Inc. and United Oil Recovery, Inc. (collectively, "Advanced") for $38.6 million in cash. Of this amount, $3.7 million was paid subsequent to fiscal year 2007. The purchase price was allocated as follows:

•
$23.7 million to intangible assets, consisting of goodwill, which will be deductible for tax purposes, noncompete agreements and patents;

•
$16.7 million to tangible assets, primarily property, plant and equipment; and

•
$1.8 million to environmental liabilities.

  The fair value of the assets and assumed liabilities was based on management's assessment. Advanced was one of the largest collectors and recyclers of used oil, oil filters and antifreeze in the Northeastern region of the United States. Advanced also provided parts washer services and manufactured and distributed windshield washer fluid. The Company acquired Advanced to further its presence in this region and to significantly expand its used oil operations. The operating results of the Advanced acquisition are included in the Company's consolidated results of operations from the date of the acquisition.

  The estimates related to the Advanced acquisition are preliminary as of December 29, 2007. The Company is in the process of finalizing the valuation of the assets acquired. The completion of this analysis could result in an increase or decrease to the preliminary value assigned to these acquired assets, as well as to future periods' depreciation and amortization expense. The Company expects the analyses to be completed during 2008 without any material adjustments.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

1.    BUSINESS AND ORGANIZATION (Continued)

•
On February 22, 2007, the Company completed an asset acquisition of Active Chemicals, Ltd., a Canadian company, for approximately $3.6 million in cash. The purchase price was allocated primarily to property, plant and equipment.

•
On December 11, 2006 the Company acquired certain assets and liabilities of Jacobus Environmental Services, LLC ("JES") for $18.9 million in cash. The Company allocated $14.3 million to intangible assets, primarily goodwill, which is deductible for tax purposes, and $4.6 million to tangible assets, primarily property, plant and equipment. JES was a division of Jacobus Energy, Inc. and specialized in the collection, testing and recycling of used oil, oily water, used antifreeze, oil filters and absorbents. The Company acquired JES to further its presence in the upper Midwestern region of the United States. The acquisition included five oil collection facilities and tanks previously owned or leased by JES in Minnesota, Wisconsin and Wyoming. The operating results of the JES acquisition are included in the Company's consolidated results of operations from the date of acquisition.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Fiscal Year—The Company utilizes a 52-week fiscal year comprised of thirteen periods consisting of four weeks, each ending on a Saturday.

              Cash and Cash Equivalents—Cash and cash equivalents consist of cash on deposit and term deposits in investments with original maturities of three months or less. These investments are stated at cost, which approximates fair value.

              Cash Flows—The Company had $18.8 million, $12.5 million and $28.6 million of book overdrafts included in accounts payable in the accompanying consolidated balance sheets as of December 29, 2007, December 30, 2006 and December 31, 2005, respectively. Changes in cash overdrafts resulting from outstanding checks not yet presented for payment to the Company's financial institutions have been classified as cash flows from operating activities in the consolidated statements of cash flows.

              Accounts Receivable and Allowance for Uncollectible Accounts—Accounts receivable consist primarily of amounts due from customers from sales of products and services. The allowance for uncollectible accounts totaled $8.7 million and $6.9 million as of December 29, 2007 and December 30, 2006, respectively. The Company performs periodic credit evaluations of its customers and maintains an allowance for uncollectible accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowances are amounts past due, amounts in dispute or customers that the Company believes might be having financial difficulties. If economic, industry or specific customer business trends worsen beyond earlier estimates, the Company increases the allowance for uncollectible accounts by recording additional expense in the period in which it becomes aware of the new conditions.

              Credit Concentration—The majority of the Company's customers are based in North America. The economic conditions in this area can significantly impact the recoverability of the Company's receivables. No one customer represents more than five percent of the Company's revenue and this

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

lack of credit concentration mitigates this risk. The Company holds its cash and cash equivalents in a variety of high credit quality financial institutions and periodically evaluates the credit worthiness of the institutions with which it invests. However, the Company does maintain cash balances in excess of FDIC insurance limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

              Inventories and Supplies—Inventories consist primarily of solvent, oil and oil products, drums, associated products for resale, and supplies and repair parts that are stated at the lower of cost or market approximating cost on a first in, first out basis. The Company periodically reviews its inventories for obsolete or unsaleable items and adjusts its carrying value to reflect estimated realizable values.

              Assets and Liabilities Held for Sale—The Company records long-lived assets held for sale and the related liabilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), at the lower of carrying value or estimated fair value less cost to sell. Fair value is based on the estimated proceeds from the sale of the long-lived asset utilizing recent purchase offers, market comparables and/or data obtained from the Company's commercial real estate broker. The Company ceases to record depreciation expense at such time that the asset is classified as held for sale.

              If circumstances arise to which the long-lived asset no longer meets the criteria of held for sale, the long-lived asset will be reclassified back to held and used. The amount reclassified is the lower of the carrying amount before the long-lived asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the long-lived asset been continuously classified as held and used, or fair value at the date of the subsequent decision not to sell. The Company records any adjustment to the carrying amount of a long-lived asset, related to the reclassification of a long-lived asset, in the consolidated statement of operations as a component of other expense.

              Property, Plant and Equipment—Property, plant and equipment are recorded at cost, and includes interest capitalized in connection with major long-term construction projects. Expenditures for major renewals and improvements that extend the life or usefulness of the asset and current year purchases are capitalized and depreciated over the remaining useful life of the asset. Items of an ordinary repair or maintenance nature, including planned major maintenance, are charged directly to expense as incurred. Repairs and maintenance expense was $48.0 million, $45.3 million and $43.8 million for fiscal years 2007, 2006, and 2005, respectively.

              Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss on such disposition is recognized in the consolidated statement of operations.

              Machinery and equipment includes amounts for company owned parts washer service machines placed at customers' locations as part of the Company's parts cleaning service business. Depreciation commences when a unit is placed in service at a customer's location. The net book value of all company owned parts washers was $45.0 million and $46.1 million as of December 29, 2007 and December 30, 2006, respectively. The book value of company owned parts washers not at customer

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

locations was $10.3 million and $8.8 million as of December 29, 2007 and December 30, 2006, respectively.

              During the construction and development period of an asset, the costs incurred are classified as construction in process. Once an asset has been completed and is ready for its intended use, it is transferred to the appropriate asset category and depreciation commences.

              Leased property, plant and equipment meeting capital lease criteria are capitalized at the lower of the present value of the future minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation is calculated based on either the life of the respective asset category or lease term, depending on which capital lease criteria the lease satisfied.

              The Company uses the straight-line method of depreciation over the following estimated useful lives:

Buildings	6 to 40 years
Machinery and equipment	3 to 30 years
Leasehold improvements	Lesser of useful life or lease term

              Capitalized Software Development Costs—Software development costs incurred in the application development stage of internal use software are capitalized in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and classified as construction-in-process in the consolidated balance sheet. Modifications and upgrades to internal use software are capitalized to the extent such enhancements provide added functionality. Once the software is ready for its intended use, it is transferred from construction-in-process to software, and amortized over five years. Amortization expense related to capitalized software costs was $7.5 million, $6.9 million and $6.5 million for fiscal years 2007, 2006 and 2005, respectively. Costs incurred in the preliminary project stage, or costs associated with application maintenance or training are expensed as incurred.

              Asset Retirement Obligation—The Company accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"), and Financial Accounting Standards Board ("FASB") Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. The Company estimates the fair value of these obligations based upon engineering estimates of the cost to close certain operating facilities in current dollars, which are inflated to the estimated closure dates and then discounted back to the date the liability was incurred. The offset to the asset retirement obligation is an increase in the carrying amount of the related tangible long lived assets which is depreciated over its estimated useful life. The liability is accreted over time to a projected disposal date. Accretion expense is recognized as an operating expense using the credit-adjusted, risk-free interest rate in effect when the liability was recognized. Upon settlement

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of the liability, the Company will record a gain or loss for the difference between the recorded liability and the actual settlement amount to be paid.

              Goodwill and Other Intangible Assets—Goodwill acquired is subject to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), and, thus, is not being amortized. In accordance with SFAS No. 142, the Company conducts impairment tests of goodwill and intangible assets with indefinite lives annually, on the first day of the fourth quarter, or when circumstances arise that indicate a possible impairment might exist.

              The Company estimates the fair value of goodwill using the market approach. If the carrying value of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performs its impairment review at the entity level as it has only one operating segment, which is also the Company's sole reporting unit. Based on the analysis performed, the Company concluded that there is no impairment of goodwill for fiscal years 2007 and 2006.

              The Company utilizes the relief-from-royalty (royalty savings) concept to evaluate its trade name. In the royalty savings concept, value is attributed to the savings in royalties resulting from a company's ownership of a trade name. If the total value attributed to the savings in royalties is less than the carrying value of a trade name, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the trade name. The Company has concluded that there is no impairment of its trade name for fiscal years 2007, 2006 and 2005.

              Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization.

              Intangible assets that have definite lives are amortized using the straight-line method, over their useful lives, which range from 5 years to 40 years and are reviewed for impairment as discussed below.

              Valuation of Long-Lived Assets—The Company accounts for the impairment or disposal of long-lived assets in accordance with SFAS No. 144, which requires long-lived assets, such as property, plant and equipment and definite-lived intangible assets, to be evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If the sum of the estimated undiscounted future cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the asset or asset group. During fiscal year 2006, the Company recognized an impairment charge of $1.6 million on the write-down of long-lived assets to their estimated fair value, of which approximately $900 thousand related to assets classified as held for sale. During fiscal year 2005, the Company recorded an impairment charge of $26.2 million related to capitalized costs associated with its decision to terminate the implementation of certain operating software. The Company made the decision to terminate the project as additional expenditures to finish the project were determined to be significantly greater than originally estimated and the implementation was considered to be a significant risk to the business.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Revenue Recognition and Deferred Revenue—Revenues related to parts washers at customer locations are recognized over the service interval. Service intervals represent the actual amount of time between service visits to a particular parts cleaning customer. Service intervals vary from three to fourteen weeks depending on several factors, such as customer accommodation, types of machines serviced and frequency of use.

              Revenues related to collection and disposal activities are recognized upon disposal. The Company tracks the amount of time it takes from collection of the customer's waste to delivery to the third party disposal outlet, which represents a deferral period of approximately two weeks.

              Revenues related to our total project management services are recognized once the project has been completed.

              Revenues from product sales and sales of parts washers are recognized upon delivery to the customer. Oil collection services revenues are recognized when services are performed.

              Direct costs associated with the handling and transportation of waste prior to its disposal and other variable direct costs associated with the Company's parts cleaning and related lines of service are capitalized and deferred as a component of other current assets in the accompanying consolidated balance sheets and expensed when the related revenues are recognized.

              In the course of the Company's operations, it collects sales tax from its customers. The Company records a current liability when it collects sales taxes from its customers and eliminates this liability when the taxes are remitted to the appropriate governmental authorities. The Company excludes the sales tax collected from its revenues.

              The Company engages in barter transactions with certain customers whereby the Company provides products and services in exchange for advertising. The Company records these barter transactions based on the fair market value of products delivered and services performed. The amount of revenue and expense recognized for advertising barter transactions was $1.5 million, $1.5 million and $1.4 million in fiscal years 2007, 2006 and 2005, respectively.

              Income Taxes—The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to timing differences between reported income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign tax benefits are recorded as a reduction of income taxes. Income taxes are calculated in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), which requires that deferred income taxes reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts using enacted tax rates. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 9).

              The Company evaluates its deferred taxes for future realization and provides a valuation allowance if necessary. The factors used to assess the likelihood of realizing the deferred tax assets include the Company's estimates of future taxable income and planned tax initiatives.

              The Company adopted the provisions of the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), on December 31,

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2006. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be realized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

              The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense.

              Insurance Programs—The Company is self-insured for certain general liability (including product liability), workers' compensation, automobile liability and general health insurance claims. For claims that are self-insured, stop-loss insurance coverage is maintained for health insurance occurrences exceeding $300 thousand, workers' compensation occurrences exceeding $1.0 million, automobile occurrences exceeding $3.0 million and general liability (including product liability) occurrences exceeding $2.0 million. The Company utilizes actuarial estimates and historical data studies as the basis for developing reported claims and estimating the ultimate costs for claims incurred but not reported as of the balance sheet date. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Changes in estimates and assumptions may result in adjustments to the recorded accruals. The Company recognized $31.8 million, $30.2 million and $36.8 million of insurance expense related to the above mentioned self-insured programs in fiscal years 2007, 2006 and 2005, respectively.

              Environmental Liabilities—The Company's environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded when environmental assessment or remediation is probable and the costs can be reasonably estimated. Such liabilities are undiscounted.

              The Company periodically reviews and evaluates sites requiring remediation, including Superfund sites, giving consideration to the nature (i.e., owner, operator, transporter or generator) and the extent (i.e., amount and nature of waste hauled to the location, number of years of site operations or other relevant factors) of the Company's alleged connection with the site; the regulatory context surrounding the site; the accuracy and strength of evidence connecting the Company to the site; the number, connection and financial ability of other named and unnamed Potentially Responsible Parties ("PRPs"); and the nature and estimated cost of the likely remedy. When the Company concludes that it is probable that a liability has been incurred, provision is made in the consolidated financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates, which are inherently subject to change, are subsequently revised if and when additional information becomes available (see Note 10).

              As of December 29, 2007, the Company was considered a PRP at 23 active Superfund sites, of which the Company has recorded a liability in the accompanying balance sheet related to 14 sites. Of the remaining nine sites, the liabilities of four sites were retained by McKesson Corp. ("McKesson") pursuant to a March 31, 1987 sale agreement between McKesson and the Predecessor Company and additionally, the Company has a third party indemnification from McKesson related to the four sites.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Additionally, there are five sites where the Company cannot reasonably estimate any liability. The majority of the issues at these sites relate to allegations that the Predecessor Company transported waste to the sites in question. As an inherent part of the hazardous waste business, the Company expects to continue the historical trend of being named as a PRP at approximately three to five additional Superfund sites each year.

              In addition to liabilities related to Superfund sites, the Company has recorded liabilities for remediation projects at 49 open and 39 closed sites. Revisions to environmental liabilities may result in adjustments to income from operations in any given period. The Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. It is possible, however, that technological, regulatory or enforcement developments; the results of environmental studies; or other factors could necessitate the recording of additional liabilities or the revision of currently recorded liabilities that could be material. The impact of such future events currently cannot be estimated.

              Stock-Based Compensation—The Company accounts for its stock-based awards in accordance with SFAS No. 123, Share-Based Payment (revised 2004) ("SFAS No. 123R"). SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model. This model was developed for use in estimating the fair value of exchange traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of subjective assumptions, including the expected stock price volatility. The Company recognizes the compensation cost, using the straight-line method, over the period during which an employee is required to provide services in exchange for the award (usually the vesting period).

              Advertising Costs—The Company expenses advertising costs as incurred. Advertising costs, including amounts related to barter transactions, were $2.6 million, $3.9 million and $2.5 million for fiscal years 2007, 2006 and 2005, respectively.

              Derivative Financial Instruments—A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (i.e., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities or currencies).

              As a stipulation of the Company's previous $350.0 million senior credit facility (see Note 11), in April 2005, the Company entered into an interest rate swap agreement (the "Swap") with a notional amount of $100.0 million that expires in May 2008. In accordance with the Swap, the Company pays an interest rate that fixes LIBOR at 4.09%, and the major financial institution, as a counter party to the Swap, pays the Company interest at a floating rate based on three-month LIBOR on the notional amount. The fair value of the derivative was $294 thousand and $1.6 million as of December 29, 2007 and December 30, 2006, respectively. The derivative instrument was not designated as a hedge and, as such, the related gains and losses are included in the consolidated statement of operations as a component of interest expense.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Foreign Currency—Foreign subsidiary balances are translated according to the provisions of SFAS No. 52, Foreign Currency Translation. The functional currency of each foreign subsidiary is its respective local currency. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the consolidated balance sheet date and revenues and expenses at the average exchange rate for the period. Gains and losses from the translation of the consolidated financial statements of the foreign subsidiaries into U.S. dollars are included in stockholders' equity as a component of other comprehensive income.

              Gains and losses resulting from foreign currency transactions are recognized in the other expense (income) line item in the accompanying consolidated statements of operations. The Company recognized a loss of $935 thousand, a gain of $167 thousand and a loss of $196 thousand from foreign currency transactions for fiscal years 2007, 2006 and 2005, respectively. Recorded balances that are denominated in a currency other than the functional currency are remeasured to the functional currency using the exchange rate at the consolidated balance sheet date.

              Income (loss) per share—Income (loss) per share is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the reporting period. Diluted income (loss) per share is computed based on the weighted average number of shares outstanding during the period increased by the effect of all potentially dilutive shares that were outstanding during the same period.

              Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Certain estimates require management's judgment and, when applied, materially affect the Company's consolidated financial statements. Actual results could differ materially from those estimates.

              Risks and Uncertainties—The Company uses estimates and assumptions, because certain information used in the preparation of the Company's consolidated financial statements is dependent on the outcome of future events and therefore cannot be calculated with a high degree of precision from data available or cannot be calculated based on widely used methodologies. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty and require significant judgment by the Company include the allowance for uncollectible accounts, inventory obsolescence reserves, deferred revenues, environmental liabilities, liabilities for the ultimate outcome of contingencies and legal proceedings, derivative financial instruments, taxes and retained liabilities for self-insurance.

              For fiscal years 2007, 2006 and 2005, the Company derived approximately 39%, 35% and 30%, respectively, of its revenues from oil industry related sales and services.

              Included in the Company's consolidated balance sheets are the net assets of the Company's Canadian operations, which were $36.4 million Canadian dollars ("CDN") and $39.4 million CDN as of December 29, 2007 and December 30, 2006, respectively.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Recent Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under this statement, fair value measurements are required to be separately disclosed, by level, within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP 157-2, which amends SFAS No. 157 to delay the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In February 2008, the FASB also issued FSP 157-1, that would exclude leasing transactions accounted for under SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements. The Company is currently evaluating the impact of SFAS No. 157 but does not expect its adoption to have a material impact on the Company's consolidated financial statements.

              In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132R ("SFAS No. 158"). SFAS No. 158 requires that the funded status of defined benefit postretirement plans be recognized on a company's balance sheet, and changes in the funded status be reflected in comprehensive income. For companies without publicly traded equity securities, SFAS No. 158 is effective for fiscal years ending after June 15, 2007. This provision of SFAS No. 158 had no impact on the Company. SFAS No. 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact of the remaining provisions of SFAS No. 158, but does not expect its adoption to have a material impact on the Company's consolidated financial statements.

              In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 but does not expect its adoption to have a material impact on the Company's consolidated financial statements.

              In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141R"). SFAS No. 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction whether full or partial acquisition, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, requires expensing of most transaction and restructuring costs, and requires the acquirer to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning after December 15, 2008. The Company is currently evaluating the impact SFAS No. 141R may have on its consolidated financial statements.

              In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, ("SFAS No. 160"). SFAS No. 160 requires reporting entities to present noncontrolling (minority) interests as equity as opposed to a liability or mezzanine equity and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS No. 160 is effective the first fiscal year beginning after December 15, 2008, and interim periods within that fiscal year. SFAS No. 160 applies prospectively as of the beginning of the fiscal year it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. The Company is currently evaluating the impact of SFAS No. 160 but does not expect its adoption to have an impact on the Company's consolidated financial statements.

3.    ACCOUNTS RECEIVABLE

              Accounts receivable consisted of the following (in thousands):

	December 29, 2007	December 30, 2006
Trade accounts receivable	$144,005	$130,049
Other receivables	759	1,128
Allowance for uncollectible accounts	(8,711)	(6,946)

Total accounts receivable—net	$136,053	$124,231

4.    INVENTORIES AND SUPPLIES

              Inventories and supplies consisted of the following (in thousands):

	December 29, 2007	December 30, 2006
Oil and oil products	$36,830	$34,572
Supplies and drums	17,519	16,916
Solvents and solutions	8,017	7,765
Other	6,921	7,641
Reserves	(3,505)	(4,495)

Total inventories and supplies	$65,782	$62,399

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

5.    OTHER CURRENT ASSETS

              Other current assets consisted of the following (in thousands):

	December 29, 2007	December 30, 2006
Assets held for sale (see Note 6)	$13,067	$13,556
Prepaid expenses and deposits	11,583	13,921
Deferred direct costs	7,840	7,822
Other	3,578	4,697

Total other current assets	$36,068	$39,996

6.    PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment consisted of the following (in thousands):

	December 29, 2007	December 30, 2006
Land	$59,763	$55,501
Buildings	95,968	88,552
Machinery and equipment	411,052	367,895
Asset retirement obligations	5,267	5,095
Construction-in-process	10,033	9,964

Total property, plant and equipment	582,083	527,007
Less accumulated depreciation and amortization	(245,024)	(194,161)

Property, plant and equipment—net	$337,059	$332,846

              Depreciation and amortization expense related to property, plant and equipment, including assets held under capital lease arrangements, was $60.3 million, $70.3 million and $70.4 million for fiscal years 2007, 2006 and 2005, respectively.

              Assets held by the Company under capital lease arrangements that are included in property, plant and equipment were as follows (in thousands):

	December 29, 2007	December 30, 2006
Machinery and equipment	$43,108	$30,725
Less accumulated amortization	(10,739)	(7,589)

Total assets under capital leases—net	$32,369	$23,136

              The Company had approximately $13.1 million and $13.6 million of assets held for sale, which are expected to be sold in 2008, that are included in other current assets in the accompanying consolidated balance sheets as of December 29, 2007 and December 30, 2006, respectively. The Company had approximately $3.3 million and $3.1 million of related liabilities that are included in other current liabilities in the accompanying consolidated balance sheets as of December 29, 2007 and December 30, 2006, respectively (See Note 24).

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

7.    GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying value of goodwill were as follows (in thousands):

Balance—December 31, 2005	$—
Business acquisition	14,068

Balance—December 30, 2006	14,068

Business acquisition	19,498

Balance—December 29, 2007	$33,566

Other intangible assets consisted of the following (in thousands):

	December 29, 2007
	Gross Value	Accumulated Amortization	Other	Net
Intangible assets subject to amortization:
Permits	$21,204	$(2,224)	$—	$18,980
Software	38,646	(26,166)	—	12,480
Other intangibles	5,901	(342)	—	5,559

	65,751	(28,732)	—	37,019
Intangible assets not subject to amortization:
Trade name	50,267	—	(2,062)	48,205

Other intangible assets	$116,018	$(28,732)	$(2,062)	$85,224

	December 30, 2006
	Gross Value	Accumulated Amortization	Other	Net
Intangible assets subject to amortization:
Permits	$19,794	$(1,595)	$—	$18,199
Software	35,076	(18,691)	—	16,385
Other intangibles	975	(47)	—	928

	55,845	(20,333)	—	35,512
Intangible assets not subject to amortization:
Trade name	50,068	—	—	50,068

Other intangible assets	$105,913	$(20,333)	$—	$85,580

              During fiscal year 2007, the Company received approximately $2.7 million of interest income from interest netting claims it had with the Internal Revenue Service ("IRS"), related to periods that preceded its emergence from bankruptcy. As a result, the Company reduced the carrying value of its trade name by $2.1 million, for interest that related to the period prior to its emergence from bankruptcy, with the remaining interest income of $600 thousand, related to the period subsequent to

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

7.    GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

the Company's emergence from bankruptcy, included in the consolidated statement of operations as a component of income tax expense.

              The weighted average useful lives of software, permits and other intangibles acquired during fiscal year 2007 were 5 years, 26 years and 7 years, respectively. Aggregate amortization expense for intangible assets subject to amortization was $8.3 million, $7.6 million and $7.1 million for fiscal years 2007, 2006 and 2005, respectively. Estimated future amortization expense associated with intangible assets with determinable lives is as follows (in thousands):

Fiscal Year
2008	$9,320
2009	4,090
2010	2,833
2011	2,303
2012	1,565
Thereafter	16,908

$37,019

8.    ACCRUED OTHER LIABILITIES

              Accrued other liabilities consisted of the following (in thousands):

	December 29, 2007	December 30, 2006
Taxes other than income	$9,319	$7,991
Vehicle maintenance	5,159	5,371
Insurance	6,743	5,076
Cost of materials	9,673	8,223
Liabilities related to assets held for sale	3,348	3,089
Other	22,207	20,424

Total accrued other liabilities	$56,449	$50,174

9.    INCOME TAXES

              For financial reporting purposes, income (loss) before income taxes, showing domestic and foreign sources, was as follows for fiscal years (in thousands):

	2007	2006	2005
Domestic	$6,490	$(69,838)	$(116,968)
Foreign	600	199	(4,255)

Income (loss) before income taxes	$7,090	$(69,639)	$(121,223)

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

9.    INCOME TAXES (Continued)

              Income tax expense was as follows for fiscal years (in thousands):

	2007	2006	2005
Current:
Federal	$(283)	$—	$(22)
State	468	—	57
Foreign	1,848	1,993	(350)

Total current tax expense	2,033	1,993	(315)

Deferred:
Federal	500	1,569	—
State	65	166	—
Foreign	—	—	2,958

Total deferred tax expense	565	1,735	2,958

Total income tax expense	$2,598	$3,728	$2,643

              A reconciliation of income tax expense calculated by applying the domestic statutory federal income tax rate to the income (loss) before income taxes was as follows for fiscal years (in thousands):

	2007	2006	2005
Federal tax expense (benefit)—statutory rate	$2,481	$(24,374)	$(42,427)
State income tax expense (benefit)	400	(2,465)	(3,669)
Permanent differences	946	1,242	2,908
Change in valuation allowance	(3,036)	29,078	43,819
Change in contingency reserves	1,793	1,480	(330)
Other	14	(1,233)	2,342

Income tax expense	$2,598	$3,728	$2,643

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

9.    INCOME TAXES (Continued)

              Deferred tax assets and liabilities consisted of the following (in thousands):

	December 29, 2007	December 30, 2006
Current:
Assets:
Allowance for uncollectible accounts	$3,343	$2,490
Accrued liabilities	10,282	11,288

Total current deferred tax assets	13,625	13,778
Valuation allowance	(10,160)	(10,574)

Net current deferred tax asset	3,465	3,204

Noncurrent:
Assets:
Accrued liabilities	28,829	19,690
Net operating loss carryforwards	115,326	122,546

Total noncurrent deferred tax assets	144,155	142,236
Valuation allowance	(113,188)	(112,282)

Net noncurrent deferred tax asset	30,967	29,954

Liability—fixed and intangible assets—net	(36,732)	(34,893)

Net noncurrent deferred tax liability	(5,765)	(4,939)

Total net deferred tax liability	$(2,300)	$(1,735)

              The Company adopted the provisions of FIN 48, on December 31, 2006. As a result of the implementation of FIN 48, the Company recorded a cumulative effect of a change in accounting principle by recording an increase to other long-term liabilities and accumulated deficit of $1.8 million. Additionally, the adoption of FIN 48 resulted in a decrease to the NOL carryforward deferred tax asset of $1.9 million, offset by a corresponding reduction in the valuation allowance.

              A reconciliation of the total unrecognized tax benefits at the beginning and end of the year is as follows (in thousands):

Beginning of fiscal year—December 31, 2006	$10,756
Currency translation adjustment	1,726

End of fiscal year—December 29, 2007	$12,482

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

9.    INCOME TAXES (Continued)

              If the unrecognized tax benefits were to be realized, approximately $1.4 million would impact the Company's effective tax rate and the remainder would reduce the carrying value of its trade name.

              Accrued interest associated with unrecognized tax benefits was $9.4 million, as of December 29, 2007, which is included in other long-term liabilities in the accompanying consolidated balance sheet. It is the Company's policy to account for interest and penalties related to unrecognized tax benefits, as a component of income tax expense. During fiscal year 2007, the Company recognized $1.8 million of interest in the consolidated statement of operations as a component of income tax expense. The Company did not have any penalties accrued as of December 29, 2007 or included in income tax expense in fiscal year 2007.

              The Company does not expect any material changes to its liability for uncertain tax positions during the next fiscal year.

              The Company files a consolidated U.S. income tax return and income tax returns in various state and local jurisdictions. In addition to the U.S., the Company files income tax returns in Canada, Puerto Rico and Mexico. As of December 29, 2007, the Company is subject to U.S. federal income tax examinations for tax years 2003 through 2006, and to foreign income tax examinations for tax years 1999 through 2006. In addition, the Company is subject to state and local income tax examinations for tax years 2003 through 2006.

              Upon emergence from bankruptcy, the Company recognized a deferred tax asset for certain environmental and other contingent liabilities recorded for financial reporting purposes with no income tax basis and a corresponding deferred tax liability for the difference in the financial reporting basis and tax basis of its indefinite lived intangible asset. These deferred tax items are being reduced to zero as the Company makes payments against the environmental and other contingent liabilities and the corresponding tax basis intangibles are amortized. The deferred tax asset was $11.5 million and the deferred tax liability was $13.8 million as of December 29, 2007.

              As of December 29, 2007, the Company had net operating loss ("NOL") carryforwards for U.S. federal income taxes of approximately $275.1 million which begin to expire in 2024. Upon realization of the 2006 NOL, approximately $942 thousand will be recorded to additional paid-in capital for tax benefits related to stock compensation expense. The Company determined it incurred an ownership change for tax purposes on or about October 26, 2005. As a result, the U.S. NOLs incurred prior to that date of $211.0 million are subject to certain annual limitations under IRS Code Section 382. The Company had foreign NOLs of approximately $31.4 million, which begin to expire in 2008. The Company also has an alternative minimum tax credit carryforward of $329 thousand, which does not expire.

              The Company's tax returns are subject to periodic audits by the various jurisdictions in which it operates. These audits, including those currently underway, can result in adjustments of taxes due or adjustments of the NOLs, which are available to offset future taxable income. The Company believes that it has appropriately accrued the potential financial statement impact related to any potential adjustments. The amounts accrued are estimates, and the ultimate settlements could differ materially from those estimates.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

9.    INCOME TAXES (Continued)

              Valuation allowances have been established for uncertainties in realizing the benefit of certain tax loss carryforwards and other deferred tax assets. When assessing carryforwards and other deferred tax assets for future realization, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company provides a valuation allowance in the period in which management determines it is more likely than not that deferred tax assets will not be realized. The change in the valuation allowance of $492 thousand, for fiscal year 2007, includes the effects of the adoption of FIN 48, which did not impact the reconciliation of income tax expense. The change in the valuation allowance was $29.1 million for fiscal year 2006.

              During fiscal year 2007, the Company received interest related to its claims with the IRS for periods that preceded emergence from bankruptcy. The Company reduced the carrying value of its trade name for interest that related to the period prior to emergence from bankruptcy, with the remaining interest income related to the period subsequent to the Company's emergence from bankruptcy included in the consolidated statement of operations as a component of income tax expense (See Note 7).

              Subsequent to fiscal year 2007, the Company received an additional $5.0 million of interest related to its claims with the IRS for periods that preceded emergence from bankruptcy. As a result, the Company will reduce the carrying value of its trade name by $1.4 million for interest related to the period prior to emergence from bankruptcy, and the remaining amount, related to the period subsequent to the Company's emergence from bankruptcy, will be included in the consolidated statement of operations as a component of income tax expense in fiscal year 2008.

10.    ENVIRONMENTAL LIABILITIES

              The Company's environmental liabilities consist of remediation, closure and postclosure liabilities (including Superfund liabilities) and asset retirement obligation liabilities. The Company's operating permits, which allow its branch, recycle and oil facilities to collect, re-refine and recycle various hazardous and nonhazardous waste streams and oil products, require the Company to perform certain tasks at each facility upon closure. These mandated tasks constitute a legal asset retirement obligation as defined under SFAS No. 143 and are accrued as a liability by the Company.

              The Company's liabilities for remediation, closure, postclosure and asset retirement obligations were as follows (in thousands):

	December 29, 2007	December 30, 2006
Current portion of environmental liabilities	$6,882	$6,298
Long-term portion of environmental liabilities	48,495	45,475

Total environmental liabilities	$55,377	$51,773

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

10.    ENVIRONMENTAL LIABILITIES (Continued)

              The changes in environmental liabilities were as follows (in thousands):

	Asset Retirement Obligations	Remediation, Closure and Postclosure (Including Superfund)	Total
December 31, 2005	$6,696	$48,632	$55,328

Changes in estimated costs	343	2,787	3,130
Accretion	1,068	—	1,068
Foreign currency translation	2	59	61
Facility retirement	(196)	112	(84)
Transfers to liabilities related to assets held for sale	(112)	(2,977)	(3,089)
Payments	—	(4,641)	(4,641)

December 30, 2006	7,801	43,972	51,773

Changes in estimated costs	13	3,458	3,471
Accretion	1,229	—	1,229
Foreign currency translation	100	2,165	2,265
Facility retirement	(233)	233	—
Transfers to liabilities related to assets held for sale	(18)	(241)	(259)
Acquisition related liabilities (See Note 1)	240	1,578	1,818
Payments	—	(4,920)	(4,920)

December 29, 2007	$9,132	$46,245	$55,377

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

10.    ENVIRONMENTAL LIABILITIES (Continued)

              Anticipated payments and anticipated timing of necessary regulatory approvals to commence work on remediation, closure and postclosure activities for each of the next five years and thereafter are as follows (in thousands):

Fiscal Year
2008	$6,882
2009	4,920
2010	4,920
2011	4,641
2012	4,430
Thereafter	20,452

Total	$46,245

11.    LONG-TERM DEBT AND OTHER FINANCING

              Long-term debt consisted of the following (in thousands):

	December 29, 2007	December 30, 2006
Senior credit facility:
Term loan	$227,700	$230,000
Revolver	16,400	—
Capital lease obligations	34,152	25,140

Total debt	278,252	255,140
Less current portion	(23,065)	(5,482)

Total long-term debt	$255,187	$249,658

              Senior Credit Facility—On August 3, 2006, the Company refinanced its existing $350.0 million senior credit facility (the "Previous Facility") with a new $395.0 million senior credit facility (the "New Facility") (See Note 12). Certain of the Company's stockholders are participants in the New Facility. The New Facility consists of a $100.0 million revolving credit facility (the "Revolver"), a $65.0 million letter of credit facility (the "LOC"), which was reduced to $60.0 million during fiscal year 2007, and a $230.0 million term loan facility (the "Term Loan"). The New Facility contains an expansion feature up to $100.0 million, which is subject to certain conditions. The proceeds from the New Facility, in conjunction with the Rights Offering (See Note 12), were used to repay amounts outstanding under the Previous Facility, repay the senior secured notes ("Senior Notes"), redeem preferred stock outstanding and pay preferred stock dividends. The Revolver is due in August 2012 and both the Term Loan and LOC are due in August 2013. The New Facility is collateralized by a first lien on substantially all of the domestic assets of the Company. As a result of the refinancing, the Company reduced its effective interest rate.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

11.    LONG-TERM DEBT AND OTHER FINANCING (Continued)

              The New Facility contains certain rates and fees over the term of the loan, which include the following:

Revolver	—	The Revolver will bear interest at LIBOR plus the applicable margin ranging from 1.75% to 2.50% or prime rate plus the applicable margin ranging from 0.75% to 1.50%, in each case based on the Company's leverage ratio. Interest on Eurodollar borrowings may be locked-in for periods of up to six months. The Company has the right to elect the interest period and a rate for Eurodollar borrowings in increments of one, two, three or six-month periods. Interest is paid quarterly on prime loans and Eurodollar loans are paid based on the last day of an interest period, with the exception of six month interest periods, which are required to be paid after three months. At December 29, 2007, LIBOR was 4.69% and the prime interest rate was 7.25%.
	—	Unused commitment commission is determined by facility use and ranges from 0.25% to 0.50% based on the Company's leverage ratio and is payable quarterly.
Letter of Credit Facility	—
Quarterly LOC fee is calculated as defined in the credit agreement and is approximately 2.65%. The Company also pays a fronting fee of approximately 0.13% per annum on the average daily amount of the LOC exposure.
Term Loan	—
The Term Loan bears interest at LIBOR plus 2.50% or prime rate plus 1.50%. Interest on Eurodollar borrowings may be locked in for periods of up to six months. The Company has the right to elect the interest period and rate consistent with the terms of the Revolver.

              Revolver—A portion of the Revolver, not in excess of $30.0 million, is available for the issuance of letters of credit. The Company had approximately $83.6 million of borrowing capacity available under the Revolver as of December 29, 2007. At December 29, 2007, the interest rate on the outstanding balance of the Revolver was 8.00%.

              Letter of Credit Facility—As of December 29, 2007, the Company utilized $54.3 million of the $60.0 million LOC facility. The rate on the LOC facility utilized was approximately 2.65%.

              In April 2006, the Company reduced its LOC Facility on the Previous Facility, from $100.0 million to $47.0 million, resulting in a 2% prepayment penalty of approximately $1.1 million, which is included in the consolidated statement of operations as a component of interest expense in fiscal year 2006.

              Term Loan—The Term Loan requires quarterly principal payments of $575 thousand that commenced on January 2, 2007 and continue each quarter through the maturity of the loan. The Company entered into a fixed rate interest rate swap agreement, limiting LIBOR to 4.09%. This agreement covers a notional amount of $100.0 million under the Term Loan at year end. At

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

11.    LONG-TERM DEBT AND OTHER FINANCING (Continued)

December 29, 2007, the interest rate on $100.0 million of the Term Loan was fixed at 6.59% and was approximately 7.75% on the remaining $127.7 million.

              The New Facility requires the Company to maintain compliance with specific financial covenants, including a leverage ratio and an interest coverage ratio. The New Facility includes restrictions as to, among other things, the payment of cash dividends, additional indebtedness, asset sales, and capital and environmental expenditures. Further, the New Facility describes certain conditions and events that could cause an acceleration of the amounts then outstanding under the New Facility. These events include, but are not limited to, the Company not maintaining compliance with certain financial covenants or a change in control. The Company was in compliance with all debt covenants as of December 29, 2007 and December 30, 2006. In addition, following the end of each fiscal year, commencing with fiscal year 2007, the Company may be required to prepay borrowings under the New Facility based on a percentage of "excess cash flow" (as defined in the credit agreement). The Company does not expect there to be any excess cash flow prepayments due in fiscal year 2008. The Company is entitled to prepay the term loan, in whole or in part, in minimum amounts without penalty.

              During fiscal year 2005, the Company refinanced its prior debt facility and recorded a loss on extinguishment of debt of $16.5 million consisting of $15.2 million prepayment penalties, $500 thousand of debt issuance costs related to the prior facility and $800 thousand of other miscellaneous expenses.

              The aggregate principal repayments required in fiscal years 2008 through 2012 and thereafter related to the Company's debt obligations are as follows (in thousands):

Fiscal Year
2008	$23,065
2009	7,148
2010	7,522
2011	11,268
2012	6,816
Thereafter	222,433

Total debt	$278,252

              Senior Notes—On December 24, 2003, the Company issued $129.0 million of Senior Notes, accruing interest at 12%, in consideration of the Predecessor Company's prepetition secured bank claims. The Senior Notes, along with any related interest accrued, were repaid in connection with the recapitalization in August 2006. The unamortized discount remaining at the recapitalization date was written off and is included in the consolidated statement of operations as a component of extinguishment of debt (See Note 12).

12.    RECAPITALIZATION

              During fiscal year 2006, the Company completed a recapitalization which included a rights offering and a debt refinancing. In July 2006, the Company conducted an offering of its common stock through the distribution of subscription rights to current stockholders ("Rights Offering"). Stockholders

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

12.    RECAPITALIZATION (Continued)

of record at July 7, 2006 received subscription rights to purchase their pro rata share of common stock. The rights offering closed on August 1, 2006. The Company received $96.6 million from the subscribers in this offering, net of offering costs of $3.4 million, which is included in additional paid-in capital in fiscal year 2006. These offering costs were primarily paid to certain of the Company's stockholders to backstop the Rights Offering. The Company also refinanced its Previous Facility with a New Facility (See Note 11). The proceeds from the New Facility and Rights Offering were used to repay amounts outstanding under the Previous Facility, repay the Senior Notes, redeem preferred stock outstanding, and pay preferred stock dividends. As a result of the recapitalization, the Company recorded a loss on extinguishment of debt of $33.1 million consisting of $21.5 million unamortized discount on the Senior Notes, $7.6 million debt issuance costs related to the Previous Facility, $3.8 million prepayment penalties and $245 thousand of other miscellaneous expenses.

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

              The Company has entered into a variety of agreements that represent commitments of future performance. In addition, the Company manages a variety of contingent matters that include estimates for retained insurance risks, financial assurance requirements and legal proceedings.

    Commitments

              Lease Commitments—The Company enters into operating and capital leases primarily for real property, equipment, and vehicles under various terms and conditions. Certain of the Company's leases include scheduled base rent increases over the respective lease terms. The total amount of base rent payments, net of allowances and incentives, is being charged to expense using the straight-line method over the terms of the leases.

              The following table represents the non-cancelable contractually stated minimum future lease payments (in thousands):

Fiscal Year	Operating Leases	Capital Leases
2008	$17,820	$6,833
2009	15,301	7,020
2010	12,463	7,007
2011	9,694	10,243
2012	8,614	5,157
Thereafter	8,676	6,452

Total minimum payments	$72,568	42,712

Less amount representing interest		(8,560)

Total capital lease obligations, excluding interest		$34,152

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

              Total rent expense under operating leases was $21.1 million, $20.7 million and $18.2 million for fiscal years 2007, 2006 and 2005, respectively.

              Information Technology—During fiscal year 2006, the Company canceled an 11 year information technology outsourcing arrangement. This resulted in a termination fee of $5.3 million, which is included in the consolidated statement of operations as a component of other expense in fiscal year 2006. As a result of the contract termination, the Company entered into outsourcing arrangements with various independent companies to provide similar information technology support. The payments related to these arrangements are expected to be $9.1 million and $5.2 million for fiscal years 2008 and 2009, respectively.

    Contingencies

              Liability Insurance—The Company's insurance programs for certain workers' compensation, general liability (including product liability) and automobile liability carry self-insured retentions up to certain limits. Claims in excess of these self-insurance retentions are fully insured. For claims within the workers' compensation, general liability (including product liability) and automobile liability self-insured retentions, the Company estimates these liabilities based on actuarially determined estimates of the incurred but not reported claims plus any portion of incurred but not paid claims and premiums. These estimates are generally within a range of potential ultimate outcomes. The Company's medical, dental and vision employee benefits are self insured up to certain limits, and the Company's liabilities include both an accrual for an estimate of the incurred but not reported claims that is calculated using historical claims data and an accrual for the incurred but not paid claims and premiums. With the exception of short-term disability, which is a salary continuance program, and the medical, dental and vision benefits, the Company's remaining employee benefits plans are fully insured.

              The Company's liabilities for unpaid and incurred but not reported claims were $26.0 million and $27.1 million as of December 29, 2007 and December 30, 2006, respectively. Certain product, automobile and workers' compensation liabilities have been classified as long-term liabilities based upon actuarial projections of future claim payments. These long term liabilities as of December 29, 2007 and December 30, 2006 were $16.1 million and $18.5 million, respectively. The remaining amounts of $9.9 million and $8.6 million have been classified as current liabilities as of December 29, 2007 and December 30, 2006, respectively. Of these current liabilities, $3.2 million and $3.5 million were included in accrued salaries and benefits, as of December 29, 2007 and December 30, 2006, respectively, with the remaining amounts included in accrued other liabilities. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in results of operations in the periods in which such adjustments are known.

              Financial Assurance—Under the Resource Conservation and Recovery Act ("RCRA"), the Toxic Substances Control Act and analogous provincial and state statutes, owners and operators of certain waste management facilities are subject to financial assurance requirements to ensure performance of their closure, postclosure and corrective action obligations.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

              In connection with closure, postclosure and corrective action requirements of certain facility operating permits, the Company had provided financial assurances in the form of insurance policies and performance bonds to the applicable regulatory authorities and also provided letters of credit to the Company's financial assurance provider totaling approximately $21.8 million and $21.3 million, as of December 29, 2007 and December 30, 2006, respectively.

    Legal Proceedings

              The Company had claims, excluding environmental and bankruptcy claims, in which management has assessed that an unfavorable outcome is probable and has accrued for such claims in the amount of approximately $579 thousand, and $1.2 million, as of December 29, 2007 and December 30, 2006, respectively.

              Bankruptcy Claims—The Company estimates that $908 thousand remains to be paid related to outstanding creditor claims and has recorded a corresponding liability in the consolidated balance sheet. This estimate is based on various assumptions and reflects the Company's judgment based upon its prior prepetition claims settlement history and the terms of its Plan of Reorganization. If these assumptions prove incorrect, actual payments could differ from the estimated amounts.

              Product Liability Cases—From time to time, the Company is named as a defendant in various lawsuits that are currently pending in various courts and jurisdictions throughout the United States arising in the ordinary course of business, including 70 proceedings wherein persons claim personal injury resulting from the use of the Company's parts washer equipment and/or cleaning products. These proceedings typically involve allegations that the solvent used in the Company's parts washer equipment contains contaminants and/or that the Company's recycling process does not effectively remove the contaminants that become entrained in the solvent during its use. In addition, certain claimants assert that the Company failed to adequately warn the product user of potential risks, including the failure to warn that solvent contains toxic or hazardous substances such as benzene. The Company maintains insurance, which it believes will provide coverage for these claims over amounts accrued for self insured retentions and deductibles. The Company believes that these claims lack merit and intends to vigorously defend itself and the safety of its products against any and all such claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 29, 2007.

              Contract Matters—In July 2005, Edmik, Inc. filed a two count breach of contract complaint arising out of a product manufacturing agreement between the Company and Edmik, contending that the Company failed to meet certain purchase requirements under the contract. The complaint sought $1.9 million in damages. In May 2006, the parties reached a settlement of all claims. Based on the terms of the settlement, the Company paid Edmik $117 thousand and purchased certain inventory on hand in exchange for a full release. An order of dismissal, with prejudice, was entered on July 21, 2006.

              Insurance Dispute Regarding Product Liability Coverage—Certain of the Company's insurance carriers disputed whether or to what extent the insurance policies issued by such carriers provide coverage for third-party bodily injury, personal injury and property damage claims against the Company. The Company filed an action against certain of its insurers demanding defense and

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

indemnity for all product liability claims. In December 2004, the Company formalized a settlement agreement with its primary insurer in this dispute under which the primary insurer agreed to pay the Company a total of approximately $5.3 million in three installments of approximately $1.8 million, the first in December 2004, the second in January 2005 and the final in January 2006 (all payments have been received by the Company in accordance with the terms of the parties' settlement agreement). The settlement was included in operations in fiscal year 2004. Additionally, under the terms of the proposed settlement, the primary insurer agreed to reduce a letter of credit related to the policies by $4.0 million and it further agreed that it will not dispute the availability of approximately $150.0 million in insurance coverage for product liability lawsuits that allege exposure to the Company's products during the time covered by the primary insurer's policies. The Company, individually and in cooperation with its primary insurer, continued to pursue additional claims against the various non-settling insurance carriers. In February 2006, the Company and the remaining insurer agreed to a voluntary dismissal of the Company's claim and the insurer's cross-claim, without prejudice to reassert the claims in the future if circumstances warrant.

              Safety-Kleen Settlement Trust—The Predecessor Company initiated an action to seek insurance coverage for environmental liabilities under certain historical comprehensive general liability insurance policies. Specifically, the Predecessor Company contended that its general liability insurance carriers are obligated to pay the costs, expenses and liabilities arising out of claims, demands and suits brought against the Company or Predecessor Company for property damage, bodily injury and personal injury arising out of environmental and related damage allegedly caused by the Company or Predecessor Company or arising out of the Company or Predecessor Company's business operations.

              The Company and Predecessor Company settled with multiple insurance carriers and the case has concluded. The Company and Predecessor Company deposited settlement proceeds into a U.S. Tax Code Section 468(b) Settlement Trust. As of December 29, 2007, the Settlement Trust had a balance of $1.1 million. The Safety-Kleen Settlement Trust is subject to certain restrictions but may be used to pay certain environmental liabilities of the Company. Additionally, the Settlement Trust, and if the Settlement Trust is unable, the Company is subject to claims for indemnification from settled insurance carriers. Three carriers sought indemnification in connection with a settled matter in Louisiana, of which one carrier has been fully indemnified for an insignificant amount, and two carriers have not sought payment. To date, no other carriers have sought indemnification from the Trust although it is possible other potential claims may arise where former carriers seek indemnification from the Trust.

              General Environmental—The Company's hazardous and industrial waste services are continuously regulated by federal, state, provincial and local laws enacted to regulate the discharge of materials into the environment or primarily for the purpose of protecting the environment. This inherent regulation results in the Company becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues that are involved generally relate to applications for permits and licenses by the Company and its conformity with legal requirements and alleged violations of existing permits and licenses.

              The most significant litigation, environmental and regulatory proceedings are discussed below:

  •
  Clean Harbors Indemnification.  Effective September 7, 2002, the Predecessor Company completed the sale of certain assets and liabilities of the Chemical Services Division (the

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    "CSD") to Clean Harbors. Under the sale agreement, Clean Harbors assumed known liabilities for which the Predecessor Company had recorded liabilities of $250.4 million at August 31, 2002. Clean Harbors also agreed to indemnify the Company against certain additional contingent liabilities related to the former CSD operations.

    In August 2004, the Company received a letter from the United States Environmental Protection Agency ("USEPA") identifying Safety-Kleen Systems, Inc. as a PRP for the Devil's Swamp Lake Superfund site, adjacent to the Baton Rouge, Louisiana site that was sold to Clean Harbors in the CSD sale. In September 2004, the Company tendered the claim to Clean Harbors for defense and indemnity. Clean Harbors assumed this liability and is contractually obligated to indemnify the Company, if necessary, for this CSD-related liability. Furthermore, the Company is working with Clean Harbors to ensure the Company is indemnified.

    In another matter, a former vendor, Marine Shale Processors, Inc. ("Marine Shale"), operated a kiln that incinerated waste, producing a vitrified aggregate as a byproduct. Marine Shale contended that its operation recycled waste into a useful product (i.e., vitrified aggregate) and therefore was exempt from RCRA regulation and permitting requirements as a Hazardous Waste Incinerator. Litigation between the USEPA and Marine Shale with respect to this issue began in 1990 and continued until July 1996, when Marine Shale was ordered to shut down its operations by the U.S. Fifth Circuit Court of Appeals. A CSD company was one of the largest customers of Marine Shale. As a result of past operations, soil and groundwater contamination exists at the Marine Shale site. During fiscal year 2007, the State of Louisiana and USEPA jointly initiated a Superfund action requiring many companies to clean up the Marine Shale site. The Company is a PRP at the Marine Shale site on its own, in addition to the CSD-related liability. As discussed above, Clean Harbors assumed this liability and is obligated to indemnify the Company for the CSD-related liability in connection with this matter, should any party demand payment from the Company for any CSD-related liability.

    There can be no assurance that Clean Harbors will agree on the Company's classification of all of these contingent claims. Clean Harbors has disputed liability at certain sites, although these disputes have not resulted in any liability for the Company to date. In the event that Clean Harbors does not agree on the proposed classification of all claims and is ultimately successful in its classification, or if Clean Harbors otherwise does not or is unable to meet its obligations with respect to the assumed liabilities, the Company could be subject to material claims that could adversely affect the Company's financial condition, cash flows and results of operations. However, the Company is further protected from these liabilities because the CSD legal entities were dissolved in bankruptcy proceedings and the Company has no direct connection to any CSD-related facilities. Additionally, there is a risk that the Company may face future Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") liability as a former owner/operator of certain CSD facilities should a former facility become a Superfund site and Clean Harbors fails to satisfy its indemnification obligations.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

  •
  New Jersey Natural Resources Damages Claim.  In September 2003, the New Jersey Department of Environmental Protection issued to a Company subsidiary and approximately 40 other recipients a Directive No. 1 for the Lower Passaic River. The directive was issued under the authority of the New Jersey Spill Compensation and Control Act, and alleged that the recipients were responsible for discharges that caused or contributed to sediment contamination in the Lower Passaic River. The directive sought performance of a natural resource damage assessment of the Lower Passaic River watershed, performance of interim compensatory restoration in the watershed and the execution of a single administrative consent order for the watershed.

    The Company's subsidiary tendered the directive for indemnification to McKesson, from whom the Company acquired McKesson Envirosystems and in accordance with its contractual obligations, and McKesson has agreed to assume this liability, defend and indemnify the Company on this claim going forward.

    In February 2007, McKesson agreed to resolve this matter with the USEPA and participate in an Administrative Order on Consent. We believe the Company's liability at the site will be resolved and the Company will be indemnified from other CERCLA claims in the future. McKesson has reconfirmed its indemnification responsibility and the Company does not expect any financial impact due to the McKesson indemnification. However, if for any reason McKesson does not or is unable to meet its obligations with respect to the assumed liabilities, the Company could be subject to material claims that could adversely affect the Company's financial condition, cash flows and results of operations.

  •
  The Dutra Group Litigation.  In mid-1997, ECDC Environmental, L.C. ("ECDC") entered into two contracts with the United States Army Corps of Engineers (the "Army Corps") for certain dredging and dredging-related services in the waters of Newark Bay and Arthur Kill, New Jersey (the "Dredging Projects"). ECDC subsequently subcontracted certain aspects of the Dredging Projects to The Dutra Group ("Dutra") (the "Dutra Subcontracts"). Effective November 30, 1997, ECDC assigned the contracts to a subsidiary of the Predecessor Company, SK Services (East), L.C. ("SKSE").

    During the performance of the Dredging Projects, there were numerous delays associated with various aspects of the work and also damage to equipment owned and leased by various companies involved in the projects. Dutra was subject to these delays and damages, as was SKSE, its other subcontractors and its charter companies.

    On or about March 16, 1999, Dutra sued in the United States District Court for the District of New Jersey (the "Dutra Litigation"). Dutra sought recovery of approximately $3.7 million from ECDC and SKSE for damages allegedly incurred by Dutra in connection with its work pursuant to the Dutra Subcontracts.

    During 2004, the claims between McDonough Marine, a co-party in the case, Dutra and the Company, to whom the claim was assigned in connection with the Predecessor Company's bankruptcy proceedings, were settled. The Company was paid a net settlement of approximately $600 thousand and agreed to pay Dutra 17.5% (not to exceed $725 thousand)

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    of the amount recovered by the Company from the related claim the Company asserted against the Army Corps in connection with claims arising out of the Dredging Project.

    In June 2005, the Company settled the claims against the Army Corps for approximately $3.8 million. In accordance with the settlement agreement, the Company retained $3.1 million of these settlement proceeds and tendered the balance of $653 thousand to Dutra. The Company reflected the net gain of $3.1 million on the settlement in other expense (income) in the consolidated statement of operations for the year ended December 31, 2005.

  •
  Syracuse, NY Criminal Investigation.  In March 2004, the New York Department of Environmental Compliance ("NYDEC") initiated an investigation into the Company's management of a customer's waste stream by the Syracuse, New York branch. The Company cooperated with the NYDEC and the Assistant United States Attorney during the next two years of investigation that focused on the activities of a certain former employee and his servicing of a specific customer dating back to 1997. In 2007, the Company's predecessor parent company, Laidlaw Environmental Services (U.S.), Inc. (which was subsequently known as Safety-Kleen Services, Inc and is no longer in existence) pled guilty (but not the Company) to one felony count for a 1998 RCRA violation involving the omission of a hazardous waste code on a manifest. As a result, the Company paid on behalf of the predecessor parent company, a penalty of $250 thousand, which was included in accrued other liabilities in the accompanying consolidated balance sheet as of December 30, 2006. This matter is now concluded.

  •
  Franklinville, N.J. Site Remediation.  This lawsuit was originally instituted by the plaintiffs in October, 1991. Safety-Kleen (Bridgeport), Inc., formerly known as Rollins Environmental Services (NJ) Inc. ("Bridgeport"), was first named in plaintiffs' Second Amended Complaint filed on September 21, 1994 in the Superior Court of New Jersey. The complaint alleges that Bridgeport, along with the other non-insurance defendants, is responsible for the cost of remediating a former storage tank farm in Franklinville, New Jersey found to have soil and groundwater contamination. The plaintiffs also sued Bridgeport's insurers for insurance coverage. The lawsuit alleges that Bridgeport leased tanks for storage of waste materials at the site and seeks unspecified compensatory damages to assess and remediate contamination, including PCB contamination, on the property. The plaintiffs' retained experts have estimated potential cleanup costs to be approximately $5.0 million. Before Bridgeport filed for bankruptcy protection, the plaintiffs indicated an interest in having Bridgeport provide in-kind hazardous waste cleanup and disposal services in lieu of, or possibly in addition to, cash payments to settle the case. The Company's experts have submitted a remediation plan with a total cost of less than $1.0 million. In September 2003, the plaintiffs were granted relief from the Bankruptcy Court to lift the automatic stay and proceed with their claim. In the meantime, the plaintiffs continue to pursue their claim against Bridgeport's insurance companies, to whom the Company owes a duty to indemnify (See Safety-Kleen Settlement Trust above).

    In August 2004 and again in April 2005, the Company made a settlement offer of $400 thousand. As a result of the plaintiffs' refusal to work toward resolution, the Company,

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    on behalf of Bridgeport, withdrew its offer on May 15, 2005. During 2007, the plaintiff inquired whether the offer remained valid and indicated that the matter would likely be settled in 2008. On behalf of Bridgeport, the Company communicated to the plaintiffs that the offer of $400 thousand was still available, in exchange for a full release of Bridgeport, the Company and its carriers. The Company has accrued approximately $480 thousand in environmental liabilities in the accompanying consolidated balance sheet as of December 29, 2007, related to this matter.

  •
  Unwin Avenue/TEDCO Contamination Issue.  The Company's Canadian subsidiary was a tenant on a property located at 115 Unwin Avenue in Toronto from 1988 through 2000. The site is currently owned by the Toronto Economic Development Corporation ("TEDCO"), an agency of the City of Toronto. The site has been determined to have significant levels of organic and inorganic contamination, some of which has migrated off-site.

    The Company does not dispute that a portion of the contamination is attributable to its activities on the site. At dispute with TEDCO is both the appropriate remedial approach, particularly on-site, as well as the respective allocations of responsibility between TEDCO and the Company. TEDCO's consultants have estimated the cost of the appropriate remedial work at approximately $6.0 million CDN. The Company's consultants have estimated these costs to be approximately $3.6 million CDN. On July 27, 2004, TEDCO indicated it would agree that the Company was responsible for 40% of the clean-up. A dispute remains between the parties regarding the extent of any clean-up required. At this point, litigation has been threatened but not initiated. In 2005, the Company offered to settle the matter for approximately $1.6 million CDN. In February 2006, TEDCO responded and demanded approximately $1.8 million CDN. Because TEDCO is limited in its ability to release and indemnify the Company, the parties are currently negotiating a settlement. The details and extent of the release and indemnification the Company requires in order to settle have not been finalized with TEDCO; however, the Company has accrued approximately $1.9 million CDN ($2.0 million USD) in environmental liabilities in the accompanying consolidated balance sheet as of December 29, 2007.

  •
  California Class Action Claim.  Three separate class action lawsuits have been filed in California courts against the Company alleging unpaid overtime, wages for break and meal periods, violations of state wage statement requirements, and/or similar claims, since November 2005. The named plaintiffs are former customer service representatives ("CSRs") of the Company and the various asserted class appears to include all CSRs and "Tanker Truck Drivers" employed by the Company in California since November 2002.

    The Company filed its Answer and Notice of Removal in the first-filed case to Federal Court in December 2005. The two later-filed cases, originally filed in Southern California, have been transferred such that all three cases are pending in the United States District Court, Northern District of California.

    The Company disputes that there was any improper classification, for purposes of overtime eligibility or any violation of its obligations to provide the plaintiffs with opportunity for rest and meal breaks. The Company further contends that class certification is not proper due to the differences in exempt categories for different individuals due to their specific job duties.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

13.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    California law is not clear on this issue and the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 29, 2007.

              Other Legal Matters—The Company is a party to various other general legal proceedings that arise in the ordinary course of business. While the results of these other additional matters cannot be predicted with certainty, the Company currently believes that losses, if any, resulting from the ultimate resolution of these other additional matters will not have a material adverse effect on the Company's consolidated financial statements.

14.    MINORITY INTERESTS

              In 2003, SK Holding Company, Inc. (the "Subsidiary"), a subsidiary of the Company, authorized one million common shares at $0.01 par value and one million preferred shares at $0.01 par value. The Subsidiary assigned certain powers, preferences and rights to a designated series of its preferred stock referred to as "Series A." On December 24, 2003, the Subsidiary issued 400 thousand shares of Series A at a stated value of $25 per share. The Series A shares were issued by the Subsidiary to the Predecessor Company's prepetition creditors and, as such, were classified as minority interest on the Company's consolidated balance sheets. The Subsidiary's preferred stock was stated at $10.0 million as of December 31, 2005. The holders of the Series A preferred stock were entitled to receive cumulative dividends, accruing from the date of issuance through the date of payment. Series A dividends were to be paid quarterly in arrears at 9% per annum upon declaration by the Company. The preferred stock, along with the cumulative dividends in arrears of $2.5 million, was paid and cancelled in conjunction with the recapitalization (See Note 12).

15.    STOCKHOLDERS' EQUITY

              Common Stock and Preferred Stock Shares—The Company is a Delaware corporation. The Company's Amended Certificate of Incorporation authorizes 85 million shares comprised of 75 million common shares at $0.01 par value and 10 million preferred shares at $0.01 par value. The Company had common stock at stated capital of $343 thousand and $342 thousand reflecting approximately 34 million common shares issued and outstanding as of December 29, 2007 and December 30, 2006, respectively.

              Voting—The holders of the Company's common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of Board of Directors (the "Board") members, and do not have any right to cumulate votes in the election of Board members.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

15.    STOCKHOLDERS' EQUITY (Continued)

              Dividends—Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, and the restrictive terms of the New Facility, which generally prohibit the payment of dividends, holders of the Company's common stock are entitled to such dividends as the Board may declare out of funds legally available. The Company does not intend to pay dividends at the present time or in the foreseeable future.

              Liquidation rights—In the event of any liquidation, dissolution or winding-up of the Company's affairs, after payment of all of the Company's debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of the Company's preferred stock, the holders of the Company's common stock will be entitled to receive the distribution of any remaining assets.

              Accumulated Other Comprehensive Income—Accumulated other comprehensive income consisted of the following for fiscal years (in thousands):

	2007	2006
Currency translation adjustment	$10,695	$4,476
Unrealized losses on marketable securities	(3)	—

Accumulated other comprehensive income	$10,692	$4,476

16.    STOCK AWARD PLANS

              On August 31, 2004, the Company's Board approved the Safety Kleen Equity Plan (the "Equity Plan") and reserved 5 million shares of the Company's common stock for issuance under the Equity Plan. The Equity Plan is administered by the Human Resources and Compensation Committee of the Board. Stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), stock bonuses and other awards (collectively, "Awards") may be granted under the Equity Plan.

              Stock Options—The Company's stock options were granted with an exercise price equal to the fair value of the Company's common stock at the grant date. The Company's stock options vest, generally ratably, over a three to four year vesting period. Outstanding stock options have a term of 10 years from the date of grant.

              The fair value of each option grant has been estimated as of the grant date, using the Black-Scholes-Merton option pricing model with the following weighted average assumptions for fiscal years:

	2007	2006	2005
Risk-free interest rate	4.65%	4.64%	4.12%
Expected life	6.25 years	6 years	6.25 years
Expected volatility	85.00%	85.00%	85.00%
Dividend rate	0.00%	0.00%	0.00%

              The risk-free rates are based on U.S. Treasury Yield Curve Rates with remaining terms equal to the expected life of each award. The expected life of each award granted was calculated using the

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

16.    STOCK AWARD PLANS (Continued)

simplified method in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payments. The volatility is based on the historic volatility of companies within related industries that have publicly traded equity securities, as the observable share-price volatility is not available because the Company's common stock is not currently publicly traded. Expected dividend yield is based on the expectation of no future dividend payouts. Stock option activity was as follows:

	Options (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregrate Intrinsic Value (In thousands)
Outstanding—December 31, 2004	2,132	$4.00	9.73

Granted	300	4.00
Exercised	—	—
Forfeited	(217)	4.00
Expired or canceled	(93)	4.00

Outstanding—December 31, 2005	2,122	4.00	8.82

Granted	1,078	6.02
Exercised	(30)	4.00
Forfeited	(37)	4.00
Expired or canceled	(5)	4.00

Outstanding—December 30, 2006	3,128	4.70	8.29

Granted	141	23.68
Exercised	(47)	4.32
Forfeited	(45)	5.39
Expired or canceled	(4)	4.67

Outstanding—December 29, 2007	3,173	5.54	7.38	$52,245

Options exercisable—December 29, 2007	2,479	$4.51	7.14	$43,356

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

16.    STOCK AWARD PLANS (Continued)

              The total intrinsic value of options exercised during fiscal years 2007 and 2006 was $873 thousand and $210 thousand, respectively. There were no options exercised during fiscal year 2005.

Nonvested Options	Options (In thousands)	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2004	1,599	$2.97

Granted	300	2.99
Vested	(479)	2.97
Forfeited	(217)	2.97

Nonvested at December 31, 2005	1,203	2.98

Granted	1,078	4.49
Vested	(531)	2.98
Forfeited	(37)	2.98

Nonvested at December 30, 2006	1,713	3.93

Granted	141	17.79
Vested	(1,115)	3.83
Forfeited	(45)	4.03

Nonvested at December 29, 2007	694	$6.89

              The following table presents the number and weighted average exercise prices of stock options granted during the fiscal year ended December 29, 2007. For each grant, the exercise price was equal to the estimated fair value of the underlying shares of common stock as determined by contemporaneous internal valuations. These valuations were calculated based on information obtained from third parties.

Grants Made During the Quarter Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Market Value Price	Weighted Average Intrinsic Value per Share
April 21, 2007	81,000	24.00	24.00	—
July 14, 2007	35,000	24.00	24.00	—
October 6, 2007	5,000	23.00	23.00	—
December 29, 2007	20,000	22.00	22.00	—

              As of December 29, 2007, unrecognized compensation expense related to nonvested options is $3.9 million, which is expected to be recognized over a weighted average period of 1.7 years. The total fair value of options vested during fiscal years 2007, 2006 and 2005 was $24.5 million, $5.8 million and $1.9 million, respectively.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

16.    STOCK AWARD PLANS (Continued)

              Compensation expense related to all stock options is being recognized, using the straight-line method, over the vesting period. The Company recognized expense of $3.7 million, $3.4 million and $1.5 million in fiscal years 2007, 2006 and 2005, respectively.

              RSUs—During fiscal years 2004 and 2005, the Company awarded certain employees and Board members RSUs, which entitle the recipient to receive shares of the Company's common stock in exchange for the vested RSU.

              The majority of the RSUs vested in four equal increments on the first four anniversaries of the beginning of the vesting period which preceded the grant date. The remaining RSUs vested approximately two years from the grant date. All RSUs awarded were fully vested as of December 29, 2007.

              RSU activity was as follows:

RSUs (In thousands)
Outstanding—December 31, 2004	604

Granted	18
Exercised	—
Forfeited	(31)
Expired or canceled	—

Outstanding—December 31, 2005	591

Granted	—
Exercised	(109)
Forfeited	(16)
Expired or canceled	—

Outstanding—December 30, 2006	466

Granted	—
Exercised	—
Forfeited	—
Expired or canceled	—

Outstanding—December 29, 2007	466

              The total intrinsic value of RSUs exercised during fiscal year 2006 was $1.2 million. There were no RSUs exercised during fiscal years 2007 and 2005.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

16.    STOCK AWARD PLANS (Continued)

              The following table summarizes the status of the Company's RSUs and changes during the fiscal years then ended:

Nonvested RSUs	RSUs (In thousands)	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2004	453	$4.00

Granted	18	4.00
Vested	(151)	4.00
Forfeited	(31)	4.00

Nonvested at December 31, 2005	289	4.00

Granted	—	—
Vested	(167)	4.00
Forfeited	(16)	4.00

Nonvested at December 30, 2006	106	4.00

Granted	—	—
Vested	(106)	4.00
Forfeited	—	—

Nonvested at December 29, 2007	—	$—

              The total fair value of RSUs vested during fiscal years 2007, 2006 and 2005 was $2.4 million, $1.8 million and $604 thousand, respectively.

              Compensation expense related to all RSU grants was recognized, using the straight-line method, over the vesting period stated above. The Company recognized expense of $448 thousand, $1.2 million and $522 thousand, in fiscal years 2007, 2006 and 2005, respectively.

              During fiscal year 2006, the Company accelerated the vesting of options and RSUs awarded to certain Board members. As of a result of the modification, the Company recognized additional compensation expense of $1.2 million in fiscal year 2006, which is included in the aforementioned stock options and RSUs compensation expense.

17.    RIGHTS AGREEMENT

              On April 10, 2006, the Company's Board adopted a stockholder rights plan ("Rights Agreement"), which was subsequently amended on July 5, 2006 and on April 7, 2008, under which all stockholders receive one right for each share of common stock held. Each right will entitle the holder to purchase, under certain circumstances, one one-thousandth of a share of the newly authorized Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") at a price of $30 per one one-thousandth share. Subject to limited exceptions, these rights may be exercised if a person or group acquires 34.999% or more of the outstanding shares of the

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

17.    RIGHTS AGREEMENT (Continued)

Company's common stock or makes a tender offer for 34.999% or more of the common stock on terms not approved by the Company's Board of Directors. The Rights Agreement provides that certain stockholders and each of their respective affiliates and associates shall not be deemed an acquiring person if any such stockholder became the beneficial owner of 34.999% or more of our common stock as a result of such stockholders' participation in our July 2006 Rights Offering, so long as such stockholder's beneficial ownership does not exceed 49.0%. In addition, the Rights Agreement provides that no person shall be deemed an acquiring person if such person was the beneficial owner of 34.999% or more of the Company's common stock on April 10, 2006, so long as such person does not later become the beneficial owner of an additional 1% or more of the Company's common stock.

              Subject to certain exceptions contained in the Rights Agreement, in the event that any person shall become an acquiring person, then the rights "flip-in" and entitle each holder of a right, other than any acquiring person and such acquiring person's affiliates and associates, to purchase that number of shares of common stock having a market value of two times the exercise price.

              In addition, and subject to certain exceptions contained in the Rights Agreement, in the event that the Company is acquired in a merger or other business combination in which the common stock does not remain outstanding or 50% of the Company's assets, cash flow or earning power is sold or otherwise transferred to any person, the rights will "flip-over" and entitle each holder of a right, other than an acquiring person and such person's affiliates and associates, to purchase, upon exercise at the then current exercise price of such right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times such exercise price.

              Subject to certain exceptions, the Company's Board of Directors will be entitled to redeem the rights at $0.01 per right at any time prior to the close of business on the tenth day following a public announcement that a person has acquired 34.999% or more of the outstanding common stock. These rights will expire upon the earlier of September 30, 2008, unless extended by amendment of the Rights Agreement, or in the event that the Company voluntarily undertakes an initial public offering ("IPO"), upon the consummation of such IPO.

              In connection with the adoption of the Rights Agreement, the Company obtained consent from its lenders under the Senior Credit Facility to allow for the declaration of the dividend associated with the Rights Agreement.

18.    REGISTRATION RIGHTS AGREEMENT

              On July 17, 2006, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with certain stockholders ("Rights Agreement Parties") of the Company. Pursuant to the terms of the Registration Rights Agreement, and subject to certain restrictions, the Rights Agreement Parties may request the Company to effect a registration of all or a portion of such Rights Agreement Parties' shares of common stock. The Company shall not be obligated to affect more than five registrations pursuant to such requests. The amount of shares that the Company shall be obligated to register is subject to cut-back based upon the number of shares that an underwriter advises can be sold without having a material adverse effect on the offering. Each of the Rights Agreement Parties has also been granted standard "piggy-back" registration rights on both registrations undertaken at the

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

18.    REGISTRATION RIGHTS AGREEMENT (Continued)

request of Rights Agreement Parties or other third-persons and registrations undertaken for the sale of shares for the Company's account. Further, each of the Rights Agreement Parties and the Company agreed to lock-up agreements with respect to such Rights Agreement Parties' shares of common stock in connection with a registration of any of the Rights Agreement Parties' shares of common stock.

19.    FAIR VALUE OF FINANCIAL INSTRUMENTS

              Carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable—net and accounts payable approximate fair value due to the short-term nature of these instruments. The fair value of the restricted funds held by trustees approximates carrying value. The carrying value of long-term debt approximates fair value based on market interest rates at December 29, 2007 and December 30, 2006.

20.    EMPLOYEE BENEFIT PLANS

              Defined Contribution Plan—The Company offers, to all eligible employees, the opportunity to participate in its defined contribution employee benefit plan. The Company's matching contribution was 50% of the participant's contribution up to 6% and up to 4% of the participant's annual compensation, for fiscal years 2007 and 2006, respectively. The Company's matching contributions were $3.7 million, $2.4 million and $1.1 million for fiscal years 2007, 2006 and 2005, respectively.

21.    INCOME (LOSS) PER SHARE

              The computation of basic and diluted income (loss) per common share is as follows for fiscal years:

	2007	2006	2005
Net income (loss)	$4,492	$(73,367)	$(123,866)
Preferred stock dividends	—	(657)	(900)

Net income (loss) available to common stockholders	$4,492	$(74,024)	$(124,766)

Weighted average shares used to calculate basic income (loss) per common share	34,627	29,747	25,154
Employee stock options and restricted stock units	2,372	—	—

Weighted average shares used to calculate diluted income (loss) per common share	36,999	29,747	25,154

Basic income (loss) per common share	$0.13	$(2.49)	$(4.96)

Diluted income (loss) per common share	$0.12	$(2.49)	$(4.96)

              As of December 29, 2007, there were 141 thousand potentially dilutive securities based on outstanding stock options considered to be anti-dilutive. As of December 30, 2006 and December 31, 2005, there were 3.6 million and 2.7 million, respectively, of potentially dilutive securities based on outstanding stock options and unvested RSUs considered to be anti-dilutive due to the Company's net loss. As such, these amounts were not included in the calculations of income (loss) per common share.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

22.    SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

              Segment Reporting—SFAS No. 131, Disclosures About Segments of a Business Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of a company about which the chief operating decision maker evaluates regularly in deciding how to allocate resources and in assessing performance. The Company has determined that it is comprised of one operating segment, representing the collection, processing and disposal of hazardous and non-hazardous industrial waste.

              Geographic Information—For fiscal year 2007, the Company derived approximately $948.7 million or 88.4% of revenues from customers located in the United States and Puerto Rico and approximately $124.3 million or 11.6% of revenues from customers located in Canada. For fiscal year 2006, the Company derived approximately $887.2 million or 88.5% of revenues from customers located in the United States and Puerto Rico and approximately $115.0 million or 11.5% of revenues from customers located in Canada. For fiscal year 2005, the Company derived approximately $822.9 million or 89.0% of revenues from customers located in the United States and Puerto Rico and approximately $102.2 million or 11.0% of revenues from customers located in Canada.

              As of December 29, 2007, the Company had property, plant and equipment, net of $337.1 million, and permits and other intangible assets, net of $118.8 million. Of these totals, $50.6 million or 15.0% of property, plant and equipment, net and $4.0 million or 3.4% of permits and other intangible assets, net were in Canada, with the balance being in the United States and Puerto Rico (except for immaterial assets in Mexico). As of December 30, 2006, the Company had property, plant and equipment, net of $332.8 million, and permits and other intangible assets, net of $99.6 million. Of these totals, $39.9 million or 12.0% of property, plant and equipment, net and $3.5 million or 3.5% of permits and other intangible assets, net were in Canada, with the balance being in the United States and Puerto Rico.

23.    RELATED PARTY

              The Company has a 50% ownership interest in a joint venture (the "Investee") which is accounted for using the equity method of accounting. The Investee is primarily engaged in the production of aqueous cleaning solutions. Net assets of the Investee approximated $2.5 million as of December 29, 2007 and December 30, 2006. Revenues of the Investee approximated $13.0 million in each of the fiscal years 2007, 2006 and 2005. Our share of the Investee's net earnings approximated $2.0 million in each of the fiscal years 2007, 2006 and 2005 and has been included in our consolidated statements of operations. Company purchases from the Investee approximated $8.6 million, $8.6 million and $7.9 million in fiscal years 2007, 2006 and 2005, respectively.

24.    SUBSEQUENT EVENT

              On March 21, 2008, the Company received approximately $12.5 million in cash from the sale of certain assets and the buyer's assumption of related environmental liabilities of approximately $12.1 million and $3.3 million, respectively, which were classified as held for sale as of December 29, 2007 (See Notes 6 and 8).

 SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands, except for par value amount)

April 19, 2008
(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,180
Accounts receivable—net	136,444
Inventories and supplies	62,393
Deferred income taxes	3,445
Other current assets	23,866

Total current assets	230,328
PROPERTY, PLANT AND EQUIPMENT—net	327,777
GOODWILL	33,693
OTHER INTANGIBLE ASSETS—net	82,890
OTHER ASSETS	4,508

TOTAL ASSETS	$679,196

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$55,570
Current portion of environmental liabilities	6,882
Income taxes payable	506
Deferred revenue	31,560
Accrued professional fees	4,356
Accrued salaries and benefits	20,131
Accrued other liabilities	46,610
Current portion of long-term debt	6,853

Total current liabilities	172,468
ENVIRONMENTAL LIABILITIES	47,409
LONG-TERM DEBT—net of current portion	252,391
DEFERRED INCOME TAXES	5,957
OTHER LONG-TERM LIABILITIES	36,665

Total liabilities	514,890

COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (See Note 10)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value—10,000 shares authorized; none issued and outstanding	—
Common stock, $.01 par value—75,000 shares authorized; 34,277 shares issued and outstanding as of April 19, 2008	343
Additional paid-in capital	444,025
Accumulated other comprehensive income	9,634
Accumulated deficit	(289,696)

Total stockholders' equity	164,306

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$679,196

See accompanying notes to the condensed consolidated financial statements.

 SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Quarter Ended
	April 19, 2008	April 21, 2007
	(Unaudited)
REVENUES:
Products revenues	$150,333	$114,189
Services revenues	201,462	195,339

TOTAL REVENUES	351,795	309,528

EXPENSES:
Operating (exclusive of depreciation and amortization shown separately below)	298,486	258,589
General and administrative	23,974	25,542
Depreciation and amortization	20,465	21,236
Interest expense	6,960	7,814
Other (income) expense—net	(770)	507

	349,115	313,688

INCOME (LOSS) BEFORE INCOME TAXES	2,680	(4,160)
INCOME TAX BENEFIT (EXPENSE)	2,516	(605)

NET INCOME (LOSS)	$5,196	$(4,765)

Income (loss) per common share:
Basic	$0.15	$(0.14)

Diluted	$0.14	$(0.14)

Weighted average common shares outstanding:
Basic	34,743	34,589

Diluted	37,017	34,589

See accompanying notes to the condensed consolidated financial statements.

 SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Quarter Ended
	April 19, 2008	April 21, 2007
	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$5,196	$(4,765)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt issuance costs	215	210
Depreciation and amortization	20,465	21,236
Provision for uncollectible accounts—net	1,311	1,739
(Gain) loss on sales of property, plant and equipment	(549)	1,185
Stock-based compensation	753	1,424
Deferred income taxes	211	—
Loss on derivative instrument	544	328
Changes in operating assets and liabilities:
Accounts receivable—net	(1,856)	(3,985)
Inventories and supplies	2,454	(8,772)
Accounts payable	(1,889)	12,431
Income taxes	2,144	721
Accrued professional fees	1,019	(2,055)
Accrued salaries and benefits	(1,227)	(11,381)
Environmental liabilities	(750)	(561)
Other assets and liabilities	(1,774)	2,492

Net cash provided by operating activities	26,267	10,247

INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	12,218	210
Purchases of property, plant and equipment and intangible assets	(12,436)	(11,169)
Business acquisitions	(5,555)	(3,578)
Other	—	1,307

Net cash used in investing activities	(5,773)	(13,230)

FINANCING ACTIVITIES:
Repayments of term loan	(1,150)	(1,150)
Net change in revolver	(16,400)	5,000
Repayments of capital lease obligations	(1,348)	(1,298)

Net cash (used in) provided by financing activities	(18,898)	2,552

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(164)	(67)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,432	(498)
CASH AND CASH EQUIVALENTS—Beginning of year	2,748	2,669

CASH AND CASH EQUIVALENTS—End of period	$4,180	$2,171

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$6,919	$7,493

Income taxes paid	$108	$82

Non-cash items:
Property, plant and equipment acquired under capital leases or included in accounts payable	$680	$2,902

See accompanying notes to the condensed consolidated financial statements.

 SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BUSINESS AND ORGANIZATION

              The unaudited condensed consolidated financial statements include the accounts of Safety-Kleen HoldCo., Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated.

              The Company provides a range of services designed to collect, transport, process, recycle, reuse, re-refine or dispose of hazardous and nonhazardous industrial waste. The Company provides these services in 48 states, Canada, Puerto Rico and Mexico from approximately 200 collection, processing and other locations. The Company also sells products and services that are used to meet the customer's cleaning and waste management needs, such as hand cleaners, floor cleaners, mats, spill kits and other absorbents.

              The Company's fiscal year consists of 52 weeks, with the first quarter containing 16 weeks and the remaining three quarters each containing 12 weeks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

              In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included in the unaudited condensed consolidated financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 29, 2007, included elsewhere in this prospectus.

              The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. ACCOUNTS RECEIVABLE

              Accounts receivable consisted of the following (in thousands):

April 19, 2008
Trade accounts receivable	$144,138
Other receivables	793
Allowance for uncollectible accounts	(8,487)

Total accounts receivable—net	$136,444

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. INVENTORIES AND SUPPLIES

              Inventories and supplies consisted of the following (in thousands):

April 19, 2008
Oil and oil products	$35,469
Supplies and drums	16,042
Solvents and solutions	8,014
Other	6,302
Reserves	(3,434)

Total inventories and supplies	$62,393

5. OTHER CURRENT ASSETS

              Other current assets consisted of the following (in thousands):

April 19, 2008
Assets held for sale	$967
Prepaid expenses and deposits	10,848
Deferred direct costs	8,351
Other	3,700

Total other current assets	$23,866

              On March 21, 2008, the Company received approximately $12.5 million in cash from the sale of certain assets and the buyer's assumption of related environmental liabilities of approximately $12.1 million and $3.3 million, respectively, which were classified as held for sale as of December 29, 2007. The related gain is included in other (income) expense—net in the condensed consolidated statement of operations. Subsequent to the closing, the Company and the buyer will have a two year service agreement which provides the Company with a disposal outlet for certain wastes collected from its customers. The agreement is for a minimum of $9.0 million of waste services over the two years.

6. PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment consisted of the following (in thousands):

April 19, 2008
Land	$59,765
Buildings	95,199
Machinery and equipment	404,169
Asset retirement obligations	5,235
Construction-in-process	13,231

Total property, plant and equipment	577,599
Less accumulated depreciation and amortization	(249,822)

Property, plant and equipment—net	$327,777

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

7. OTHER INTANGIBLE ASSETS

              During the first quarter of 2008, the Company received approximately $5.0 million of interest income related to its claims with the Internal Revenue Service ("IRS") for periods that preceded emergence from bankruptcy. As a result, the Company reduced the carrying value of its trade name by $1.4 million, for interest that related to the period prior to its emergence from bankruptcy, with the remaining interest income of $3.6 million, related to the period subsequent to the Company's emergence from bankruptcy, included in the unaudited condensed consolidated statement of operations as a component of income tax benefit.

8. INCOME TAXES

              To determine the quarterly provision for income taxes, the Company uses an estimated annual effective income tax rate which is based on the Company's expected annual income, taking into consideration statutory tax rates and tax planning opportunities available in the various jurisdictions in which it operates. Subsequent recognition, derecognition and measurement of a tax position taken in a previous period are separately recognized in the quarter in which they occur.

              The Company's effective income tax rate was 94% for the quarter ended April 19, 2008 compared to 15% for the quarter ended April 21, 2007. The large beneficial rate for the quarter ended April 19, 2008 was due to the receipt of interest related to claims with the IRS (See note 7). The Company's effective income tax rate for both periods was impacted by interest expense associated with uncertain tax positions and changes in the valuation allowance resulting from changes in the related net deferred tax assets.

              The Company accounts for uncertain tax positions in accordance with FIN 48. As a result, it applies a more-likely-than-not recognition threshold for all tax uncertainties. FIN 48 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities.

              There were no significant changes in the Company's FIN 48 balances during the quarter ended April 19, 2008.

9. ENVIRONMENTAL LIABILITIES

              There have been no significant changes in environmental liabilities. See further discussion in the summary of significant accounting policies and note 10 of the Company's annual audited consolidated financial statements included elsewhere in this prospectus.

10. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

              There have been no other significant changes in commitments, contingencies and legal proceedings. See further discussion in note 13 of the Company's annual audited consolidated financial statements included elsewhere in this prospectus.

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

11. COMPREHENSIVE INCOME (LOSS)

              Comprehensive income (loss) consisted of the following (in thousands):

	Quarter ended
	April 19, 2008	April 21, 2007
Net income (loss)	$5,196	$(4,765)
Currency translation adjustment	(1,033)	956
Unrealized losses on marketable securities	(25)	—

Comprehensive income (loss)	$4,138	$(3,809)

12. INCOME (LOSS) PER SHARE

              The computation of basic and diluted income (loss) per common share is as follows:

	Quarter ended
	April 19, 2008	April 21, 2007
Net income (loss) available to common stockholders	$5,196	$(4,765)

Weighted average shares used to calculate basic income (loss) per common share	34,743	34,589
Employee stock options	2,274	—

Weighted average shares used to calculate diluted income (loss) per common share	37,017	34,589

Basic income (loss) per common share	$0.15	$(0.14)

Diluted income (loss) per common share	$0.14	$(0.14)

              As of April 19, 2008, there were 186 thousand potentially dilutive securities based on outstanding stock options considered to be anti-dilutive. As of April 21, 2007, there were 3.3 million potentially dilutive securities based on outstanding stock options considered to be anti-dilutive, due to the Company's net loss. As such, these amounts were not included in the calculations of diluted income (loss) per common share.

13. FAIR VALUE MEASUREMENTS

              The Company adopted the provisions of SFAS No. 157 on December 30, 2007, with the exception of the application of the statement for non-recurring, non-financial assets and liabilities, to which the effective date was delayed by FSP SFAS No. 157-2, Effective Date of FASB Statement No. 157. The adoption of SFAS No. 157 did not have a material impact on the Company's fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a

SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. FAIR VALUE MEASUREMENTS (Continued)

fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.
  •
  Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
  •
  Level 3—Unobservable inputs based on the Company's assumptions.

              On December 30, 2007, the Company adopted the provisions of SFAS No. 159. SFAS No. 159 allows companies to measure many financial assets and liabilities at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company did not elect to report any assets or liabilities at fair value under the provisions of SFAS No. 159.

              The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair value as of April 19, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Available for sale securities(1)	$37	—	—	$37
Liabilities:
Derivative instruments(2)	—	$251	—	$251

  (1)
  Fair value based on quoted prices.

  (2)
  Fair value based on present value of future cash flows using LIBOR forward rate curve.

              Through and including                        , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                       Shares

Safety-Kleen HoldCo., Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

JPMorgan

                       , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

              The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee, are estimates.

SEC registration fee		$11,790
FINRA filing fee		30,500
NYSE listing fee and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Directors and officers insurance premiums		*
Miscellaneous fees and expenses		*

Total	$	*

    *
    To be completed by amendment.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

              Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

              Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

              Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

              The registrant's Certificate of Incorporation contains provisions that provide for indemnification of officers and directors and their heirs and representatives to the full extent permitted by, and in the manner permissible under, the DGCL.

              As permitted by Section 102(b)(7) of the DGCL, the registrant's Certificate of Incorporation contains a provision eliminating the personal liability of a director to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

              The registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

              Pursuant to the underwriting agreement, in the form filed as an exhibit to this registration statement, the underwriters will agree to indemnify directors and our officers and persons controlling us, within the meaning of the Securities Act against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

              On August 1, 2006, the registrant sold 9,090,909 shares of common stock for an aggregate offering price of $100,000,000 to its current stockholders pursuant to a rights offering. Each stockholder was granted 0.3636 subscription rights to purchase shares of common stock for each share of common stock held by them at the close of business on July 7, 2006. Each of the purchasers of the common stock was an accredited investor as defined in the Securities Act and each such purchaser certified as to such status. The registrant relied on the exemption from registration set forth in Rule 506 of the Securities Act.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)
    Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
2.1	Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of February 22, 2002**
2.2	First Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of March 8, 2002**
2.3	Second Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of April 30, 2002**
2.4	Third Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of September 6, 2002**
2.5	Fourth Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of July 14, 2003**
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated By-laws*
4.1	Specimen common stock certificate*
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
10.1	Credit Agreement, dated August 3, 2006, among Safety-Kleen HoldCo., Inc., Safety-Kleen Systems, Inc., the lenders party thereto and JPMorgan Chase Bank, NA**
10.2	Safety-Kleen Equity Plan dated August 31, 2004, as amended March 21, 2006**
10.3	Safety-Kleen Deferred Compensation Plan, dated August 31, 2004**
10.4	Form of Safety-Kleen HoldCo., Inc. Deferred Compensation Agreement**
10.5	Form of Safety-Kleen HoldCo., Inc. Restricted Stock Unit Agreement**
10.6	Form of Safety-Kleen HoldCo., Inc. Stock Option Agreement**
10.7	Employment Agreement among Safety-Kleen Systems, Inc. and Frederick J. Florjancic, Jr., dated June 28, 2004, as amended**
10.8	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen HoldCo., Inc. and Dennis McGill, dated March 8, 2005, as amended**
10.9	Employment Agreement among Safety-Kleen Systems, Inc. and T.R. Tunnell, dated October 4, 2004, as amended**
10.10	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen HoldCo., Inc. and Steven H. Grimshaw, dated May 20, 2006, as amended**
10.11	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen HoldCo., Inc. and David M. Sprinkle, dated May 20, 2006, as amended**
10.12	Form of Safety-Kleen Systems, Inc. Non-Disclosure, Non-Solicitation and Non-Competition Agreement**
21.1	Subsidiaries of Registrant**
23.1	Consent of KPMG LLP, independent registered public accounting firm, relating to the consolidated financial statements and schedule of Safety-Kleen HoldCo., Inc.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*
24.1	Power of Attorney**

*
To be filed by amendment

**
Previously filed

  (b)
  Financial Statement Schedule

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Allowance for doubtful accounts

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(1)	Deductions(2)	Balance at End of Period
	(in thousands)
Fiscal year 2005	$15,327	$1,271	$36	$(6,964)	$9,670
Fiscal year 2006	9,670	3,106	3	(5,833)	6,946
Fiscal year 2007	6,946	5,427	277	(3,939)	8,711

(1)
Represents changes attributable to foreign currency exchange rates.

(2)
Primarily represents write-offs, net of recoveries.

Valuation allowance on deferred tax assets

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
	(in thousands)
Fiscal year 2005	$49,959	$43,819	$—	$93,778
Fiscal year 2006	93,778	29,078	—	122,856
Fiscal year 2007	122,856	3,528	(3,036)	123,348

(1)
Utilization of net operating loss carryforwards.

ITEM 17.   UNDERTAKINGS

       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

    1)
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2)
    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Plano, State of Texas, on June 16, 2008.

SAFETY-KLEEN HOLDCO., INC.
By:	/s/ Frederick J. Florjancic, Jr.
Name:	Frederick J. Florjancic, Jr.
Title:	CEO and President

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 16, 2008.

Signature	Title

/s/ Frederick J. Florjancic, Jr. Frederick J. Florjancic, Jr.	CEO, President and Director (Principal Executive Officer)
/s/ Dennis McGill Dennis McGill	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Jeff Robertson Jeff Robertson	Senior Vice President, Controller (Principal Accounting Officer)
* Ronald W. Haddock	Director
* David Samuel Coats	Director
* Patrick H. Daugherty	Director
* R. Randolph Devening	Director

* Matthew Kaufman	Director
* Jason Mudrick	Director
* Richard B. Neff	Director
* Gregory J. Stuecheli	Director

*By:	/s/ T.R. Tunnell T.R. Tunnell Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
2.1	Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of February 22, 2002**
2.2	First Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of March 8, 2002**
2.3	Second Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of April 30, 2002**
2.4	Third Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of September 6, 2002**
2.5	Fourth Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of July 14, 2003**
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated By-laws*
4.1	Specimen common stock certificate*
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
10.1	Credit Agreement, dated August 3, 2006, among Safety-Kleen HoldCo., Inc., Safety-Kleen Systems, Inc., the lenders party thereto and JPMorgan Chase Bank, NA**
10.2	Safety-Kleen Equity Plan dated August 31, 2004, as amended March 21, 2006**
10.3	Safety-Kleen Deferred Compensation Plan, dated August 31, 2004**
10.4	Form of Safety-Kleen HoldCo., Inc. Deferred Compensation Agreement**
10.5	Form of Safety-Kleen HoldCo., Inc. Restricted Stock Unit Agreement**
10.6	Form of Safety-Kleen HoldCo., Inc. Stock Option Agreement**
10.7	Employment Agreement among Safety-Kleen Systems, Inc. and Frederick J. Florjancic, Jr., dated June 28, 2004, as amended**
10.8	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen HoldCo., Inc. and Dennis McGill, dated March 8, 2005, as amended**
10.9	Employment Agreement among Safety-Kleen Systems, Inc. and T.R. Tunnell, dated October 4, 2004, as amended**
10.10	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen HoldCo., Inc. and Steven H. Grimshaw, dated May 20, 2006, as amended**
10.11	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen HoldCo., Inc. and David M. Sprinkle, dated May 20, 2006, as amended**
10.12	Form of Safety-Kleen Systems, Inc. Non-Disclosure, Non-Solicitation and Non-Competition Agreement**
21.1	Subsidiaries of Registrant**
23.1	Consent of KPMG LLP, independent registered public accounting firm, relating to the consolidated financial statements and schedule of Safety-Kleen HoldCo., Inc.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*
24.1	Power of Attorney**

*
To be filed by amendment

**
Previously filed

QuickLinks

TABLE OF CONTENTS
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
ENVIRONMENTAL REGULATION
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
2007 GRANTS OF PLAN-BASED AWARDS TABLE
OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END TABLE
2007 OPTION EXERCISES AND STOCK VESTED TABLE
NONQUALIFIED DEFERRED COMPENSATION TABLE
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL
SUMMARY OF SAFETY-KLEEN EQUITY PLAN
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF SENIOR SECURED CREDIT FACILITY
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
UNDERWRITING
VALIDITY OF THE SHARES
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEET (Amounts in thousands, except for par value amount)
SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except per share data)
SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
SAFETY-KLEEN HOLDCO., INC. AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
PART II
  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
  ITEM 17. UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX